UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _____ to _____

Commission File Number: **001-37949**

Innovative Industrial Properties, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**81-2963381**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1389 Center Drive, Suite 200, Park City, UT 84098	**(858) 997-3332**
(Address of principal executive offices)	(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of Each Class</u>	<u>Name of Each Exchange on Which Registered</u>
Common Stock, par value $0.001 per share	New York Stock Exchange
Series A Preferred Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. YES ☐   NO ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☑   NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☑

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $3.0 billion, based upon the last reported sale price of $109.22 per share on the New York Stock Exchange on June 28, 2024, the last business day of the Registrant's most recently completed second quarter.

As of February 21, 2025, there were 28,331,833 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Innovative Industrial Properties, Inc.'s Proxy Statement with respect to its 2025 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Registrant's fiscal year are incorporated by reference into Part III hereof.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

FORM 10-K – ANNUAL REPORT
DECEMBER 31, 2024
TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). In particular, our statements regarding anticipated growth in our funds from operations and anticipated market and regulatory conditions, our strategic direction, demographics, results of operations, plans and objectives are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases, as well as by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- rates of default on leases for our assets;

- our ability to re-lease properties upon tenant defaults or lease terminations for the rent we currently receive, or at all;

- concentration of our portfolio of assets and limited number of tenants;

- the estimated growth in and evolving market dynamics of the regulated cannabis market;

- the demand for regulated cannabis facilities;

- inflation dynamics;

- the impact of pandemics on us, our business, our tenants, or the economy generally;

- war and other hostilities, including the conflicts in Ukraine and Israel;

- our business and investment strategy;

- our projected operating results;

- actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

- availability of suitable investment opportunities in the regulated cannabis industry;

- our understanding of our competition and our potential tenants' alternative financing sources;

- the expected medical-use or adult-use cannabis legalization in certain states;

- shifts in public opinion regarding regulated cannabis;

- the potential impact on us from litigation matters, including rising liability and insurance costs;

- the additional risks that may be associated with certain of our tenants cultivating, processing and/or dispensing adult-use cannabis in our facilities;

- the state of the U.S. economy generally or in specific geographic areas;

- economic trends and economic recoveries;

- our ability to access equity or debt capital;

- financing rates for our target assets;

- our level of indebtedness, which could reduce funds available for other business purposes and reduce our operational flexibility;

- covenants in our debt instruments, which may limit our flexibility and adversely affect our financial condition;

- our ability to maintain our investment grade credit rating;

- changes in the values of our assets;

- our expected portfolio of assets;

- our expected investments;

- interest rate mismatches between our assets and our borrowings used to fund such investments;

- changes in interest rates and the market value of our assets;

- the degree to which any interest rate or other hedging strategies may or may not protect us from interest rate volatility;

- the impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

- how and when any forward equity sales may settle;

- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- our ability to maintain our exemption from registration under the Investment Company Act of 1940 (the "Investment Company Act");

- availability of qualified personnel; and

- market trends in our industry, interest rates, real estate values, the securities markets or the general economy.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see Item 1A, "Risk Factors."

Market data and industry forecasts and projections used in this Annual Report on Form 10-K have been obtained from independent industry sources. Forecasts, projections and other forward-looking information obtained from such sources are subject to similar qualifications and uncertainties as other forward-looking statements in this report.


PART I


ITEM 1. *BUSINESS*

General

As used herein, the terms "we", "us", "our" or the "Company" refer to Innovative Industrial Properties, Inc., a Maryland corporation, and any of our subsidiaries, including IIP Operating Partnership, LP, a Delaware limited partnership (our "Operating Partnership").

We are an internally-managed REIT focused on the acquisition, ownership and management of specialized industrial properties in the United States. Our properties are leased to experienced, state-licensed operators for their regulated cannabis facilities. We have acquired and intend to continue to acquire our properties through sale-leaseback transactions and third-party purchases. We have leased and expect to continue to lease our properties on a triple-net lease basis, where the tenant is responsible for all aspects of and costs related to the property and its operation during the lease term, including structural repairs, maintenance, real estate taxes and insurance.

We were incorporated in Maryland on June 15, 2016. We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT structure, in which our properties are owned by our Operating Partnership, directly or through subsidiaries. We are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, 100% of the limited partnership interests in our Operating Partnership. As of December 31, 2024, we had 22 full-time employees.

Our corporate office is located at 1389 Center Drive, Suite 200, Park City, Utah 84098. Our telephone number is (858) 997-3332.

2024 Business Update

Investments

During 2024, we acquired two new properties and made additional investments into existing properties under development or redevelopment. As of December 31, 2024, we owned 109 properties comprising an aggregate of 9.0 million rentable square feet (including 666,000 rentable square feet under development/redevelopment) in 19 states. As of December 31, 2024, we had invested an aggregate of $2.4 billion across our property portfolio (consisting of purchase price and funding of draws for improvements submitted by tenants, if any, but excluding transaction costs) and had committed an additional $38.3 million to fund draws to certain tenants and vendors for improvements at our properties. Of the $38.3 million committed to fund draws to certain tenants and vendors for improvements at our properties, $11.4 million was incurred but not funded as of December 31, 2024.

Of these 109 properties, we include 106 properties in our operating portfolio, which were 98.3% leased as of December 31, 2024, with a weighted-average remaining lease term of 13.7 years.

We do not include in our operating portfolio the following properties (all of which were under development/redevelopment as of December 31, 2024, and together are expected to comprise 491,000 rentable square feet upon completion of development/redevelopment):

- 63795 19th Avenue in Palm Springs, California (pre-leased);

- Inland Center Drive in San Bernardino, California; and

- Leah Avenue in San Marcos, Texas.

For more information regarding our properties and tenants, see the sections entitled "— Tenant Concentration" and "— Geographic Concentration" below.

Property Sale

In May 2024, we sold a property in Los Angeles, California for $9.1 million (excluding closing costs) to a third-party buyer. Concurrently with the sale, pursuant to a separate agreement previously executed between us and the tenant, the tenant paid us a lease termination fee of $3.9 million and paid for the closing and other costs incurred by us in connection with the sale of the property. In connection with this sale, we recognized a disposition-contingent lease termination fee of $3.9 million, which is included in rental revenue (including tenant reimbursements) on our consolidated statements of income, and a loss on sale of real estate of $3.4 million.

In March 2023, we sold the portfolio of four properties in California previously leased to affiliates of Medical Investor Holdings, LLC ("Vertical") for $16.2 million (excluding transaction costs) with a secured loan for $16.1 million with the buyer of the properties. The transaction did not qualify for recognition as a completed sale since not all of the criteria were met. Accordingly, we have not derecognized the assets transferred. All consideration received, as well as any future payments, from the buyer is recognized as a deposit liability and is included in other liabilities on our consolidated balance sheets until such time the criteria for recognition as a sale have been met. In addition, as we have not met all of the held-for-sale criteria, land and building and improvements with gross carrying values of $3.4 million and $13.9 million, respectively, and accumulated depreciation of $2.0 million as of December 31, 2024, remain on the consolidated balance sheets, and the buildings and improvements continue to be depreciated. During the year ended December 31, 2024, we received cash interest payments of $1.1 million, which have been recorded as a liability as of December 31, 2024.

Financial Results

	Years Ended December 31,		Percentage Change
	2024	2023	
	(dollars in thousands, except per share data)		
Rental revenues (including tenant reimbursements)...................	$ 306,936	$ 307,349	(0)%
Net income attributable to common stockholders......................	$ 159,857	$ 164,236	(3)%
Net income attributable to common stockholders per share – diluted......	$ 5.52	$ 5.77	(4)%
AFFO[1]	$ 256,144	$ 256,497	(0)%
AFFO per share – diluted[1]	$ 8.98	$ 9.08	(1)%
Dividends per share of common stock declared	$ 7.52	$ 7.22	4 %

(1)   For a definition and discussion of adjusted funds from operations ("AFFO") and a reconciliation of AFFO to net income attributable to common stockholders, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Capital Activities

In May 2024, we terminated the previously existing "at-the-market" offering program (the "Prior ATM Program") and entered into new equity distribution agreements with four sales agents, pursuant to which we may offer and sell from time to time through an "at-the-market" offering program (the "ATM Program"), including on a forward basis, shares of our common stock and 9.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), up to an aggregate offering price of $500.0 million. During the year ended December 31, 2024, we sold 123,224 shares of our common stock pursuant to the Prior ATM Program for net proceeds of $11.8 million. During the year ended December 31, 2024, we sold 402,673 shares of our Series A Preferred Stock pursuant to the ATM Program for net proceeds of $9.6 million.

In October 2023, our Operating Partnership entered into a loan and security agreement (the "Loan Agreement") with a federally regulated commercial bank, as lender and as agent for lenders that become party thereto from time to time, which matures on October 23, 2026. The Loan Agreement provides $50.0 million in aggregate commitments for secured revolving loans (the "Revolving Credit Facility"), the availability of which is based on a borrowing base consisting of real properties owned by subsidiaries (the "Subsidiary Guarantors") of the Operating Partnership that satisfy eligibility criteria set forth in the Loan Agreement. The obligations of the Operating Partnership under the Loan Agreement are guaranteed by the Company and the Subsidiary Guarantors, and are secured by (i) operating accounts of the Operating Partnership into which lease payments under the real property included in the borrowing base are paid, (ii) the equity interest of the Subsidiary Guarantors, (iii) the real estate included in the borrowing base and the leases and rents thereunder, and (iv) all personal property of the Subsidiary Guarantors. Borrowings under the Revolving Credit Facility bear interest at a variable rate based on the greater of the prime rate and an applicable margin based on deposits with the participating bank(s) and a stipulated interest rate. The Revolving Credit Facility is subject to an unused line of credit fee, calculated in accordance with the Loan Agreement. The Loan Agreement is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. The Loan Agreement also allows the Operating Partnership, subject to the satisfaction of certain conditions, to request additional revolving loan commitments up to a specified amount. In November 2024, our Operating Partnership entered into an amendment to the Loan Agreement, pursuant to which the aggregate commitments under the Revolving Credit Facility were increased from $50.0 million to $87.5 million. There were no amounts outstanding under the Revolving Credit Facility as of December 31, 2024.

During the year ended December 31, 2024, we issued 28,408 shares of our common stock and paid $4.3 million in cash upon exchange by holders of $4.3 million principal amount of our 3.75% Exchangeable Senior Notes due 2024 (the "Exchangeable Senior Notes") and paid off the remaining $0.1 million principal amount at maturity in February 2024, in accordance with the terms of the indenture for the Exchangeable Senior Notes.

Our Properties

Generally

We have acquired and intend to continue to acquire specialized industrial real estate assets in the United States, operated by state-licensed cannabis operators, through sale-leaseback transactions and third-party purchases. In sale-leaseback transactions, concurrently upon closing of the acquisition, we lease the properties back to the sellers under long-term, triple-net lease agreements. Based on our properties and ongoing review of potential acquisitions, indoor cultivation facilities generally have similar shells as standard light industrial buildings or greenhouses. However, based on our diligence, the regulated cannabis cultivation process typically requires a finely tuned environment to achieve consistent high quality and specificity in cannabinoid levels and to maximize yields, which translates into certain capital improvements in the building's infrastructure. These improvements can include enhanced HVAC systems for climate and humidity control, high capacity electrical and plumbing systems, specialized lighting systems, and sophisticated building management, cultivation monitoring and security systems. Through our sale-leaseback strategy, we serve as a source of capital to our tenants, allowing them to redeploy their sale proceeds into their core operations to grow their business and achieve higher returns. We may also purchase properties from third parties and fund the necessary improvements through a long-term lease with an identified tenant, which provides those tenants with increased cash flow to deploy in their operating businesses.

The following table sets forth certain information regarding our property portfolio by property type for the year ended and as of December 31, 2024 (dollars in thousands):

| Property Type | Number of Properties | Rentable Square Feet | | Contractual Rent Collected for the Year Ended December 31, 2024[1] | Percentage of Total |
		Operating	Under Development or Redevelopment		
Industrial[2][3]	68	7,782,000	603,000	$ 262,279	92 %
Retail	33	150,000	—	6,981	3
Industrial/Retail[3]	8	423,000	63,000	15,435	5
Total	**109**	**8,355,000**	**666,000**	**$ 284,695**	**100 %**

(1) Contractual rent collected includes base rent and property management fees, including amounts collected for one property and portions of two other properties that did not satisfy the requirements for sale-leaseback accounting and therefore are primarily recognized as other revenue on our consolidated statements of income, and amounts collected for two leases related to two properties that are classified as sale-type leases, which is

recognized as a deposit liability and included in other liabilities on our consolidated balance sheets. Contractual rent collected excludes tenant reimbursements.

(2) Number of properties and rentable square feet include one property acquired in January 2022 which did not satisfy the requirements for sale-leaseback accounting and therefore, the investment is recognized as a note receivable and is included in other assets, net on our consolidated balance sheets.

(3) "Industrial" reflects facilities utilized or expected to be utilized for regulated cannabis cultivation, processing and/or distribution activities, which can consist of industrial and/or greenhouse space. Also includes two properties (one located in San Bernardino, California and one located in Palm Springs, California), where we are evaluating alternative non-cannabis uses for the properties, due in part to changes in the zoning that no longer allow for regulated cannabis cultivation and processing.

As of December 31, 2024, the tenants at our leased properties are generally responsible for paying (or reimbursing us) for all structural repairs, maintenance expenses, insurance and real estate taxes related to the property during the term of the applicable lease.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *Experienced Management Team.* Alan Gold, our executive chairman, and other members of our senior management team have substantial experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management, finance and capital markets. In particular, in August 2004, Mr. Gold and Gary Kreitzer, vice chairman of our board of directors, founded BioMed Realty Trust, Inc. (formerly NYSE: BMR) ("BioMed Realty"), an internally-managed REIT focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry, an industry they believed to be underserved by commercial property investors and lenders and poised for significant growth. Mr. Gold served as chairman of the board of directors and chief executive officer and Mr. Kreitzer served as executive vice president and a member of the board of directors from the founding of BioMed Realty in 2004 through the acquisition of BioMed Realty by an affiliate of The Blackstone Group, L.P. in 2016.

- *Recurring Revenue with Contractual Escalations.* As of December 31, 2024, we owned 109 properties. Of these 109 properties, we include 106 properties in our operating portfolio, which were 98.3% leased as of December 31, 2024, with a weighted-average remaining lease term of 13.7 years, and which are subject to contractual rental rate increases. Along with our existing portfolio, we expect to continue to enter into additional similar transactions structured to provide recurring revenue with contractual escalations.

- *Demonstrated Investment Acumen.* We utilize rigorous underwriting standards for evaluating acquisitions and potential tenants to ensure that they meet our strategic and financial criteria. Our extensive experience and relationships in the real estate and regulated cannabis industry enable us to identify, negotiate and close on acquisitions and leases with established operators and other operators which meet our criteria.

- *Regulated Cannabis Industry Growth Trends.* Based on the strong historical and projected growth in sales for the regulated cannabis industry, we expect to see continued spending by state-licensed cannabis operators on their existing and new state-licensed cannabis facilities, presenting an opportunity for us to be a key capital provider in their expansion initiatives.

Our Business Objectives and Growth Strategies

Our principal business objective is to maximize stockholder returns through a combination of (1) distributions to our stockholders, and (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions. Our primary strategy to achieve our business objective is to acquire and own a portfolio of specialized industrial properties, including regulated cannabis facilities leased to tenants holding the requisite state licenses to operate in the regulated cannabis industry. We may diversify our portfolio, however, by also investing in properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective.

Our strategy includes primarily the following components:

- ***Owning Specialized Industrial Properties and Related Real Estate Assets for Income.*** We primarily acquire regulated cannabis facilities from licensed operators who will continue their cultivation, processing and/or dispensing operations after our acquisition of the property. We expect to hold acquired properties for investment, with the goal of generating stable and increasing rental income from leasing these properties to licensed operators.

- ***Expanding as Additional States Enact Regulated Cannabis Programs.*** We acquire properties in the United States, with a focus on states that have established regulated cannabis programs. As of December 31, 2024, we owned properties in 19 states, and we expect that our acquisition opportunities will continue to expand as additional states establish regulated cannabis programs and license new operators.

- ***Providing Expansion Capital to Existing Tenants as an Additional Source of Income.*** We have provided expansion capital for many of our existing tenant operators as they expand operations in additional states and locations within a state, as well as capital for continued enhancements of production capacity at existing facilities that these operators lease from us, which correspond to adjustments in rent under the applicable leases and other provisions in certain cases. We expect to continue to focus on executing on these expansion initiatives with our tenant operators.

- ***Preserving Financial Flexibility on our Balance Sheet.*** We are focused on maintaining a flexible capital structure for financing our growth initiatives. As of December 31, 2024, our only debt comprised of $300.0 million principal amount of our 5.50% Senior Notes due May 2026 (the "Notes due 2026"), equating to low leverage of 11% of our total gross assets of $2.6 billion.

In order to capitalize on the appropriate acquisition opportunities, we may modify or expand our growth strategy from time to time. For example, we may invest in any type of real estate investment that we believe to be in the best interests of our stockholders, including other real estate funds or REITs. We may acquire additional properties through joint venture investments in the future or sell a percentage of our existing properties to a joint venture partner, which may result in the deconsolidation of properties we already own. From time to time, we may invest in debt, mezzanine loans, preferred equity or other forms of joint venture equity.

Our Target Markets

Our target markets include states that have established regulated cannabis programs. As of December 31, 2024, we owned 109 properties located in 19 states. According to the Marijuana Business Daily, as of December 31, 2024, 41 states and the District of Columbia have legalized cannabis for medical use, and 24 states and the District of Columbia have legalized cannabis for adult-use.

Although these states have approved the regulated use of cannabis, the applicable state and local laws and regulations vary widely. For example, most states' laws allow commercial production and sales through dispensaries and set forth rigorous licensing requirements; in other states the licensing rules are unclear. In some states, dispensaries are mandated to operate on a not-for-profit basis. Some states permit home cultivation activities. The states also differ on the form in which they permit cannabis to be sold. For example, some states do not permit cannabis-infused products such as concentrates, edibles and topicals, while other states ban smoking cannabis.

In addition, we expect other factors will be important in the development and growth of the regulated cannabis industry in the United States, including the timeframes for developing regulations and issuing licenses in states that recently passed laws allowing for regulated cannabis; continued legislative authorization of cannabis at the state level; support from local municipalities within a state; federal, state and local taxation of regulated cannabis products; and the level of enforcement against illicit, non-licensed cannabis activities in a state. Progress in the regulated cannabis industry is not assured and any number of factors could slow or halt progress in this area.

Market Opportunity

The Regulated Cannabis Industry

Overview

In the United States, the development and growth of the regulated cannabis industry has generally been driven by state law and regulation, and accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate medical-use cannabis allow patients to consume cannabis for medicinal reasons with a designated healthcare provider's recommendation, subject to various requirements and limitations. States have authorized numerous medical conditions as qualifying conditions for treatment with medical-use cannabis, which vary significantly from state to state and may include, among others, treatment for cancer, glaucoma, HIV/AIDs, wasting syndrome, pain, nausea, seizures, muscle spasms, multiple sclerosis, post-traumatic stress disorder (PTSD), migraines, arthritis, Parkinson's disease, Alzheimer's, lupus, residual limb pain, spinal cord injuries, inflammatory bowel disease and terminal illness.

Industry Trends

According to BDSA, state-legal cannabis sales in the United States are projected to grow from $29.5 billion in 2023 to $45.6 billion by 2028, representing a compound annual growth rate of approximately 9.1%.

As the industry continues to evolve, new ways to consume regulated cannabis products are being developed in order for patients to have the treatment needed for their condition and provide consumers safe, consistent and appealing options. In addition to smoking and vaporizing of dried leaves, cannabis can be incorporated into a variety of edibles, pills, spray products, transdermal patches, beverages, and topicals, including salves, ointments, lotions and sprays with low or high levels of delta-9-tetrahydrocannabinol ("THC"), the principal psychoactive constituent of the cannabis plant.

As with any nascent but growing industry, operational and business practices evolve and become more sophisticated over time. We believe that the quality and experience of industry participants and the development of sound business, operational and compliance practices have strengthened significantly over time, increasing the attractiveness for investment in the regulated cannabis industry.

Shifting Public Attitudes and State Law and Legislative Activity

We believe that the growth of the regulated cannabis industry has been fueled, in part, by the rapidly changing public attitudes in the United States. In a Pew Research Survey released in January 2024, 88% of Americans support legal adult-use and/or medical cannabis.

As of December 31, 2024, 41 states, plus the District of Columbia, have passed laws allowing their citizens to use medical cannabis. The first state to permit the use of cannabis for medicinal purposes was California in 1996, upon adoption of the Compassionate Care Act. The law allowed doctors to recommend cannabis for serious medical conditions and patients were permitted to use, possess and grow cannabis themselves. Several other states adopted medical-use cannabis laws in 1998 and 1999, and the remaining medical-use cannabis states adopted their laws on various dates through 2024. In addition, as of December 31, 2024, 24 states, plus the District of Columbia, have legalized cannabis for adult-use.

Following the approval of state-regulated cannabis, state programs must be developed and businesses must be licensed before commencing cannabis sales. Some states have developed the necessary procedures and licensing requirements quickly, while other states have taken years to develop their programs for production and sales of cannabis. Even where regulatory frameworks for regulated cannabis production and sales are in place, states tend to revise these rules over time. These revisions often impact sales, making it difficult to predict the potential of new markets. States may restrict the number of regulated cannabis businesses permitted; impose significant taxes on regulated cannabis products, in addition to taxes imposed by local municipalities; take limited enforcement actions against non-licensed cannabis operators; restrict the method by which cannabis can be consumed; restrict the ability of alternative health care providers to recommend medical cannabis for treatment; limit the medical conditions that are eligible for cannabis treatment; or require registration of doctors and/or patients, each of which can limit growth of the regulated cannabis industry in those states. Alternatively, states may relax their initial regulations relating to regulated cannabis production and sales and take other actions to support the growth of the regulated cannabis program, which would likely accelerate growth of the regulated cannabis industry in such states.

<u>Access to Capital</u>

To date, the status of state-licensed cannabis under federal law has limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. These limitations, when combined with the high costs of maintaining licensed and stringently regulated cannabis facilities, substantially increase the cost of production. While future changes in federal and state laws may ultimately open up financing options that have not been widely available to date in this industry, we believe that our sale-leaseback and other real estate solutions to state-licensed industry participants will continue to be attractive capital options for regulated operators.

<u>Market Opportunity and Associated Risks</u>

We focus on purchasing specialized industrial real estate assets for the regulated cannabis industry. We believe that our sale-leaseback and other real estate solutions offer an attractive alternative to state-licensed cannabis operators who may have limited access to traditional financing alternatives. We have acquired and intend to continue to acquire regulated cannabis facilities in states that permit regulated cannabis operations.

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in regulated cannabis facilities, including but not limited to potentially heightened risks related to the use of such facilities for adult-use cannabis operations, if a state passes such laws. For a more complete description of these risks, see the sections "— Governmental Regulation" below and "Risks Related to Regulation" under Item 1A, "Risk Factors."

<u>Market Dynamics in Regulated Cannabis State Programs</u>

States vary significantly in their market dynamics, driven by many factors, including, but not limited to, regulatory frameworks, enforcement policies with respect to illicit, unlicensed cannabis operations, taxation and licensing structures. Ineffective enforcement policies with respect to illicit cannabis sales in a particular state may significantly limit the growth and profitability of operators in that state's regulated cannabis market.

Unit Pricing for Regulated Cannabis Products

Many states have experienced declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have consolidated operations or shuttered certain operations to reduce costs, which could have a negative impact on operators' demand for regulated cannabis facilities, including our existing tenants.

Inflation and Supply Chain Constraints

The U.S. economy has experienced a sustained increase in inflation rates in recent years, which we believe is negatively impacting our tenants. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which are resulting in cost overruns and delays in commencing operations on certain of our tenants' projects.

Capital Availability for Tenants

Recently, financial markets have been volatile, reflecting heightened geopolitical risks and material tightening of financial conditions since the U.S. Federal Reserve began increasing interest rates in spring of 2022 and continued uncertainty regarding monetary policy.

Driven in part by overall macroeconomic conditions, capital availability has declined for regulated cannabis operators over the last several years. According to Viridian Capital Advisors ("Viridian"), worldwide cannabis capital raises in 2024 increased over 2023, with less than $2.3 billion in total capital raises, versus over $1.9 billion in 2023, $4.3 billion in 2022 and over $12.0 billion in 2021. Also according to Viridian, mergers and acquisitions activity in the North American regulated cannabis industry declined in 2024 to $1.2 billion, down from $1.8 billion in 2023.

Capital raising activities by U.S. REITs continued to increase in 2024 with $85 billion of capital raised compared to $62 billion in 2023. According to the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), U.S. REIT 2024 capital raising was higher than 2022 and 2023, but remained lower than 2019-2021 levels.

Tenant Concentration

As of December 31, 2024, all of our rental revenues were derived from 109 properties. The following table sets forth certain information regarding the top ten tenants in our property portfolio that represented the largest total invested and committed capital as of and for the year ended December 31, 2024 (dollars in thousands):

Tenant[1]	Number of Properties	Total Invested and Committed Capital[2]	Contractual Rent Collected for the Year Ended December 31, 2024[3]	Percentage of Total
PharmaCann Inc. ("PharmaCann")	11	$ 337,172	$ 48,269	17 %
Ascend Wellness Holdings, Inc. ("Ascend")	4	214,050	30,261	11
Green Thumb Industries, Inc. ("Green Thumb")	3	176,800	21,931	8
Curaleaf Holdings, Inc. ("Curaleaf")	8	175,047	20,175	7
The Cannabist Company	21	147,834	17,785	6
Trulieve Cannabis Corp. ("Trulieve")	6	146,503	19,128	7
Cresco Labs Inc. ("Cresco")	5	120,845	16,456	6
4Front Ventures Corp. ("4Front")[4]	4	120,750	9,266	3
Gold Flora, LLC ("Gold Flora")	3	117,137	8,631	3
SH Parent, Inc. ("Parallel")	2	107,900	15,666	5
Total	**67**	**$ 1,664,038**	**$ 207,568**	**73 %**

(1) Includes leases with affiliates of each entity, for which the entity has provided a corporate guaranty.
(2) Total invested and committed capital includes development and improvements allowance not funded as of December 31, 2024.
(3) Contractual rent collected includes base rent and property management fees, including amounts collected for one property and portions of two other properties that did not satisfy the requirements for sale-leaseback accounting and therefore are primarily recognized as other revenue on our consolidated statements of income, and amounts collected for two leases related to two properties that are classified as sale-type leases, which is recognized as a deposit liability and included in other liabilities on our consolidated balance sheet. Contractual rent collected excludes tenant reimbursements.
(4) Number of properties and total invested and committed capital include one property acquired in January 2022 which did not satisfy the requirements for sale-leaseback accounting and therefore, the investment is recognized as a note receivable and is included in other assets, net on our consolidated balance sheet.

Many of our tenants have limited histories of operations, and have not yet been profitable, or have been profitable only for a short period of time. For some or all of 2025, we expect that many of our tenants will continue to incur losses as their expenses increase in connection with the expansion of their operations and the current operating environment, and that they have made and will continue to make rent payments to us from proceeds from the sale of the applicable property or cash on hand, and not funds from operations. Furthermore, each of our leases does not prohibit the tenant from conducting adult-use cannabis operations at the applicable property, provided such operations are in compliance with applicable state and local laws. As such, our tenant may conduct adult-use cannabis operations at the property it leases from us, which in turn could expose that tenant, us and our property to different and greater risks, including heightened risks of enforcement of federal laws. For example, Arizona, California, Colorado, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, Ohio, Virginia and Washington permit licensed adult-use cannabis operations, and our leases with tenants in those states allow for adult-use cannabis operations to be conducted at the properties in compliance with state and local laws.

In July 2022, Kings Garden, Inc. ("Kings Garden") defaulted on its obligations to pay rent at all of the properties it leases with us, and pursuant to a confidential, conditional settlement agreement executed on September 11, 2022 between us and Kings Garden, we terminated the leases for two properties that were in development or redevelopment as of December 31, 2023 and regained possession of those properties. In September 2023, we regained possession of the four remaining properties that Kings Garden had occupied, where Kings Garden paid stipulated rent during its period of occupancy until September 20, 2023.

In November 2022, Parallel defaulted on its obligations to pay rent at one of our properties in Pennsylvania, and we regained possession of that property in October 2023. In February 2023, Parallel also defaulted on its obligations to pay rent at one of our properties in Texas, and we regained possession of that property in March 2023.

In November 2022, Green Peak Industries, Inc. ("Green Peak") defaulted on its obligations to pay rent at one of our properties in Michigan. During 2023, a receiver was appointed over substantially all of Green Peak's assets and we regained possession of one property that was under redevelopment as a regulated cannabis cultivation and processing facility and three retail properties in Michigan. In February 2024, we regained possession of the remaining regulated cannabis cultivation and processing facility that was leased to Green Peak. At December 31, 2024, Green Peak leases three of our retail properties in Michigan.

In 2023, as previously reported in our periodic filings, we also executed limited rent deferrals for Holistic (at two properties in California and Michigan), Calyx Peak, Inc. at one property in Missouri, Temescal Wellness of Massachusetts, LLC ("Temescal Wellness") at one property in Massachusetts and 4Front at one property in Illinois.

In January 2024, we entered into lease amendments with subsidiaries of 4Front at the four properties we lease to them in Illinois, Massachusetts and Washington, extending the term of each lease. We amended the Illinois lease to reduce base rent owing for the nine months ending September 30, 2024, defer the payback of the security deposit applicable to the lease (with the security deposit being subject to future pro-rata monthly payback), and increase the base rent for the remainder of the term commencing November 1, 2024.

In May 2024, Temescal Wellness defaulted on its obligations to pay rent at one of our properties in Massachusetts and we regained possession of that property in September 2024.

In December 2024, PharmaCann defaulted on its obligations to pay rent for the month of December under six of its eleven leases for properties located in Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania. December rent, including base rent, property management fees and estimated tax and insurance payments, totaled $4.3 million for these six properties. In January 2025, we entered into lease amendments with PharmaCann with respect to nine of its leases for properties located in New York, Illinois, Pennsylvania, Ohio, and Colorado. Those amendments reduced cumulative total base rent from $2.8 million per month to $2.6 million per month, with cash rent payments commencing February 1, 2025, and provided for pro-rata replenishment of security deposits over thirty-six months commencing February 1, 2027. We also entered into amendments with PharmaCann with respect to two of its leases for cultivation properties in Michigan and Massachusetts. Those amendments provide that monthly base rent of $1.3 million for these two properties will be abated in full effective February 1, 2025 and, if the properties have not been transitioned to new tenant(s) by August 1, 2025, we will regain full control over the properties. We applied security deposits held by us pursuant to all of the PharmaCann leases for the payment in full of all defaulted rent for December 2024 and January 2025 and certain penalties. If PharmaCann is not able to refinance its existing senior secured credit facility maturing June 30, 2025, all modifications to our leases with PharmaCann described above will immediately be null and void and the leases will revert to the terms in effect as of January 1, 2025.

See each of the discussions under Item 1A, "Risk Factors," under the captions "Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of our common stock," "Continuing unfavorable market dynamics affecting the regulated cannabis industry could adversely affect our business, liquidity and financial condition, and overall results of operations," and "Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to our stockholders."

Geographic Concentration

The following table sets forth certain state-by-state information regarding our property portfolio for the year ended and as of December 31, 2024 (dollars in thousands):

State	Number of Properties	Rentable Sq. Ft.[1]	Total Invested and Committed Capital[2]	Contractual Rent Collected for the Year Ended December 31, 2024[3]	Percentage of Total
Arizona	3	377,000	$ 27,738	$ 4,343	2 %
California	8	814,000	193,013	11,208	4
Colorado	27	233,000	83,340	7,723	3
Florida	5	1,153,000	209,550	25,823	9
Illinois	7	965,000	307,300	36,096	12
Maryland	4	294,000	93,835	11,439	4
Massachusetts[4]	10	989,000	306,200	38,517	13
Michigan	14	946,000	297,164	28,950	10
Minnesota	1	89,000	9,710	1,817	1
Missouri	1	83,000	28,250	4,382	1
Nevada	1	43,000	9,600	1,591	1
New Jersey	4	291,000	103,985	13,387	5
New York	2	623,000	220,858	31,815	11
North Dakota	3	42,000	15,849	2,009	1
Ohio	5	374,000	115,795	16,992	6
Pennsylvania	10	1,361,000	385,930	40,642	14
Texas	2	148,000	30,231	2,442	1
Virginia	1	82,000	19,750	2,929	1
Washington	1	114,000	17,500	2,590	1
Total	**109**	**9,021,000**	**$ 2,475,598**	**$ 284,695**	**100 %**

(1) Includes 666,000 square feet under development/redevelopment.
(2) Total invested and committed capital includes development and improvements allowances not funded as of December 31, 2024.
(3) Contractual rent collected includes base rent and property management fees, including amounts collected for one property and portions of two other properties that did not satisfy the requirements for sale-leaseback accounting and therefore are primarily recognized as other revenue on our consolidated statements of income, and amounts collected for two leases related to two properties that are classified as sale-type leases, which is recognized as a deposit liability and included in other liabilities on our consolidated balance sheet. Contractual rent collected excludes tenant reimbursements.
(4) Number of properties and rentable square feet include one property acquired in January 2022 which did not satisfy the requirements for sale-leaseback accounting and therefore, the investment is recognized as a note receivable and is included in other assets, net on our consolidated balance sheet.

See discussion under Item 1A, "Risk Factors," under the caption "Our properties are, and are expected to continue to be, geographically concentrated in states that permit licensed cannabis operations, and we will be subject to social, political and economic risks of doing business in these states and any other state in which we may own property." The regulated cannabis market is in its early stages; is generally subject to strict regulations providing for, among other things, comprehensive product testing and tracking systems, limited medical conditions for treatment with medical-use cannabis, limitations on the form in which medical cannabis can be consumed and enhanced registration requirements for patients and physicians; is subject in many instances to significant taxation burdens at the federal, state and local levels; competes in many instances with non-licensed cannabis operators due in part to limited enforcement by state and local authorities; and may face opposition from local municipalities within a state, any of which may contribute to a particular market not growing and developing in the way that we or our tenants projected.

Our Financing Strategy

We intend to meet our long-term liquidity needs through cash flow from operations and the issuance of equity and debt securities, including common stock, preferred stock and notes, and draws from our Revolving Credit Facility. Where possible, we also may issue limited partnership interests in our Operating Partnership to acquire properties from existing owners seeking a tax-deferred transaction. We expect to issue equity and debt securities at times when we believe that we can reinvest the proceeds of such an offering in accretive property acquisitions. We may also issue common stock to permanently finance properties that were previously financed by debt securities or draws from our Revolving Credit Facility. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our ability to access the capital markets and to obtain other financing arrangements is also significantly limited by our focus on serving the regulated cannabis industry. Our investment guidelines provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors' discretion.

We intend to file an automatic shelf registration statement, which may permit us, from time-to-time, to offer and sell common stock, preferred stock, warrants, debt securities and other securities to the extent necessary or advisable to meet our liquidity needs.

Capital raising activities by U.S. REITs continued to increase in 2024 with $85 billion of capital raised compared to $62 billion in 2023. According to the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), U.S. REIT 2024 capital raising was higher than 2022 and 2023, but remained lower than 2019-2021 levels.

Financial markets for REITs and the cannabis industry have been volatile in general for an extended period of time, which has also significantly reduced our access to capital. This has contributed to a significant decrease in our investments in new properties in 2023 and 2024. If sustained, this would have a material adverse effect on our business, financial condition and results of operations, including our ability to continue to make acquisitions of new properties and fund investments for improvements at existing properties.

Risk Management

As of December 31, 2024, we owned 109 properties located in 19 states. Many of our tenants are tenants at multiple properties. We will continue to attempt to diversify the investment size and location of our portfolio of properties in order to manage our portfolio-level risk. Over the long term, we expect that no single property will exceed 20% of our total assets and that properties leased to a single tenant (individually or together with its affiliates) will not exceed 20% of our total assets. Notwithstanding the foregoing, the industry continues to experience significant consolidation among regulated cannabis operators, and certain of our tenant operators may combine, increasing the concentration of our tenant portfolio with those consolidated operators.

We expect that single tenants will continue to occupy our properties pursuant to triple-net lease arrangements in general and, therefore, the success of our investments will be materially dependent on the financial stability of these tenants. Many of our existing tenants have limited histories of operations, and have not yet been profitable, or have been profitable only for a short period of time. As such, we expect that many of our current and future tenants will continue to incur losses as their expenses increase in connection with the expansion of their operations, and that they have made and will make rent payments to us from proceeds from the sale of the applicable property or cash on hand, and not funds from operations. We also expect the success of our tenants, and their ability to make rent payments to us, to significantly depend on the projected growth and development of the applicable state market; as many of these state markets have a very limited history, and other state markets are still forming their regulations, issuing licenses and otherwise establishing the market framework, significant uncertainty exists as to whether these markets will develop in the way that we or our tenants project.

We evaluate the credit quality of our tenants and any guarantors on an ongoing basis. In addition, we monitor the payment history data for all of our tenants and, in some instances, we monitor our tenants by periodically conducting site visits and meeting with the tenants to discuss their operations. In many instances, we will generally not be entitled to financial results or other credit-related data from our tenants. See the section "Risks Related to Our Business" under Item 1A, "Risk Factors."

Competition

The current market for properties that meet our investment objectives is limited. In addition, we believe finding properties that are appropriate for the specific use of allowing regulated cannabis operators may be limited as more competitors enter the market, and as regulated cannabis operators obtain greater access to alternative financing sources, including but not limited to equity and debt financing sources.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry, but have identified value in a piece of real estate that we may be interested in acquiring.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms.

In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties. Furthermore, changes in federal regulations pertaining to cannabis as well as the rescheduling of cannabis from Schedule I to Schedule III under the Controlled Substances Act of 1970 (the "CSA") could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on purchase price and the lease terms (including rental rates, lease duration and improvement allowances, among others) in our sale leaseback and other real estate capital transactions. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and you may experience a lower return on our common stock. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Governmental Regulation

Federal Laws Applicable to the Regulated Cannabis Industry

Cannabis (with the exception of hemp containing no more than 0.3% THC by dry weight) is illegal under U.S. federal law. The U.S. federal government regulates drugs through the CSA. The CSA classifies marijuana (cannabis) as a Schedule I controlled substance, and as such, the manufacture, distribution and dispensing of marijuana is illegal under U.S. federal law. Moreover, on two separate occasions the U.S. Supreme Court ruled that the CSA trumps state law. That means that the federal government may enforce U.S. drug laws against companies operating in accordance with state cannabis laws, creating a climate of legal uncertainty regarding the production and sale of cannabis. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that the federal law enforcement authorities responsible for enforcing the CSA, including the U.S. Department of Justice ("DOJ") and the Drug Enforcement Agency ("DEA"), may enforce current federal law.

Under the Obama administration, the DOJ previously issued memoranda, including the so-called "Cole Memo" on August 29, 2013, providing internal guidance to federal prosecutors concerning enforcement of federal cannabis prohibitions under the CSA. This guidance essentially characterized as inefficient the use of federal law enforcement resources to prosecute those complying with state laws allowing the use, manufacture and distribution of cannabis where states have enacted laws legalizing cannabis in some form and have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations was not a priority for the DOJ. Instead, the Cole Memo directed U.S. Attorney's Offices discretion not to investigate or prosecute state law compliant participants in the medical cannabis industry who did not implicate one or more specifically identified federal government priorities, including preventing interstate diversion or distribution of cannabis to minors.

On January 4, 2018, then-U.S. Attorney General Jeff Sessions issued a written memorandum rescinding the Cole Memo and related internal guidance issued by the DOJ regarding federal law enforcement priorities involving cannabis (the "Sessions Memo"). The Sessions Memo instructed federal prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutors when deciding whether to pursue prosecutions related to cannabis activities. As a result, federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. The Sessions Memo states that "these principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community." The Sessions Memo went on to state that given the DOJ's well-established general principles, "previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately." Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future and it remains unclear what impact the Sessions Memo will have on the regulated cannabis industry, if any.

Jeff Sessions resigned as U.S. Attorney General on November 7, 2018.

On February 14, 2019, William Barr was confirmed as U.S. Attorney General. However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated "I do not intend to go after parties who have complied with state law in reliance on the Cole Memo." The DOJ under Mr. Barr did not take a formal position on federal enforcement of laws relating to cannabis. Merrick Garland served as U.S. Attorney General from 2021 to January 20, 2025. The DOJ under Mr. Garland also did not take a formal position on federal enforcement of laws relating to cannabis.

Pamela Bondi was confirmed by the United States Senate as Attorney General of the United States on February 4, 2025. During her tenure as Attorney General in the State of Florida, Bondi routinely opposed the softening of anti-cannabis laws, including opposition to ballot initiatives to broaden access to medical cannabis, but she also generally faithfully enforced state cannabis laws to maintain a well-regulated medical cannabis market. Bondi has not provided a clear policy directive for the United States as it pertains to state-level cannabis-related activities, and there can be no assurances that DOJ or other law enforcement authorities will not seek to vigorously enforce current U.S. federal laws. It is generally expected that Bondi will closely follow the Trump Administration's enforcement priorities.

In August 2023, the U.S. Department of Health and Human Services ("HHS") recommended to the DEA that cannabis be reclassified from a Schedule I drug to a Schedule III drug under the CSA. HHS based this recommendation on a Food and Drug Administration ("FDA") review of cannabis' classification pursuant to President Biden's executive order in October 2022. On May 16, 2024, the DEA issued a Notice of Proposed Rulemaking, which proposed to schedule cannabis as a Schedule III substance under the CSA. During the 60-day comment period that followed publication of the notice in the Federal Register, the majority of commenters favored either the proposed rescheduling or the complete removal of cannabis as a scheduled substance under the CSA.

The prospects for this reclassification effort under the Trump administration remain unclear. A DEA administrative law judge canceled the rulemaking hearing on this issue that was set to begin on January 21, 2025 following a series of challenges by various parties, including parties seeking to remove the DEA from the proposed rulemaking process. Since that postponement, President Trump has appointed Derek Maltz to lead the DEA. Neither Trump nor Maltz has released any official policy directive related to rescheduling. No further hearings have been scheduled beyond a status update slated for April 2025.

If successful, this reclassification effort could also allow cannabis companies to take certain tax deductions, including for depreciation or interest expense, in their federal taxes. Currently, cannabis companies are barred from taking these deductions by Code Section 280E, which prevents businesses from deducting these expenses if they are engaged in the "trafficking" of Schedule I or Schedule II substances. If cannabis were rescheduled to a Schedule III drug, our tenants may no longer be subject to Code Section 280E and could be able to deduct the same business expenses as other companies, decreasing their tax liability although many interpretive issues are likely to exist in connection with the change in treatment. However, it remains unclear if reclassification will occur and if so how long the reclassification process will take or whether reclassification will result in cannabis companies no longer being subject to Code Section 280E.

One legislative safeguard for the medical cannabis industry, appended to federal appropriations legislation, remains in place. Commonly referred to as the "Rohrabacher-Blumenauer Amendment", this so-called "rider" provision has been appended to the Consolidated Appropriations Acts since 2015. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. On December 20, 2024, Congress passed a continuing resolution to extend government funding, extending the application of the Rohrabacher-Blumenauer Amendment until March 14, 2025. There is no assurance that Congress will approve inclusion of a similar prohibition on DOJ spending in the appropriations bills for future years. In *USA vs. McIntosh*, the United States Circuit Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies in the states of Alaska, Arizona, California, Hawaii and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

Furthermore, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants cultivate, process and/or dispense adult-use cannabis now (and may in the future) in our facilities that are permitted by such state and local laws, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks than exclusively medical-use cannabis facilities, including not providing protection under the above Congressional spending provision.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis production, processing or distribution. Any change in the federal government's enforcement posture with respect to state-licensed cultivation of cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in regulated cannabis facilities in the United States, which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. See Item 1A, "Risk Factors – Risks Relating to Regulation."

State Laws Applicable to the Regulated Cannabis Industry

In most states that have legalized cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of cannabis. Local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing the medical cannabis program (such as the type of cannabis products permitted under the program, qualifications and registration of health professionals that may recommend treatment with medical cannabis, and the types of medical conditions that qualify for medical cannabis), product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals. As a result of these and other factors, if our tenants default under their leases, we may not be able to find new tenants that can successfully engage in the cultivation, processing or dispensing of regulated cannabis on the properties.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends or repeals the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendment or repeal there can be no assurance), there is a significant risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, our business, results of operations, financial condition and prospects would be materially adversely affected.

Laws Applicable to Financial Services for the Regulated Cannabis Industry

All banks are subject to federal law, whether the bank is a national bank or state-chartered bank. At a minimum, all banks maintain federal deposit insurance which requires adherence to federal law. Violation of federal law could subject a bank to loss of its charter. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. For example, under the Bank Secrecy Act, banks must report to the federal government any suspected illegal activity, which would include any transaction associated with a cannabis-related business. These reports must be filed even though the business is operating in compliance with applicable state and local laws. Therefore, financial institutions that conduct transactions with money generated by cannabis-related conduct could face criminal liability under the Bank Secrecy Act for, among other things, failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA.

Despite these laws, the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN") issued a memorandum on February 14, 2014 (the "FinCEN Memorandum") outlining the pathways for financial institutions to provide services to state-sanctioned cannabis businesses consistent with Bank Secrecy Act obligations and in alignment with federal enforcement priorities. The FinCEN Memorandum sets forth extensive requirements for financial institutions to meet if they want to offer bank accounts to cannabis-related businesses and echoed the enforcement priorities of the Cole Memo. Under these guidelines, financial institutions must submit a Suspicious Activity Report ("SAR") in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal anti-money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. Concurrently with the issuance of the FinCEN Memorandum, the DOJ issued supplemental guidance (the "2014 Cole Memorandum") directing federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo with respect to federal anti-money laundering, unlicensed money transmitter and Bank Secrecy Act offenses based on cannabis-related violations of the CSA. The 2014 Cole Memorandum has been rescinded as of January 4, 2018, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

The rescission of the Cole Memo and the 2014 Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself.

In subsequent guidance not directly related to cannabis-related businesses, FinCEN has indicated financial institutions should continue to rely on and follow the FinCEN Memorandum. In December 2019, FinCEN and other federal banking regulators released an interagency statement on Providing Financial Services to Customers Engaged in Hemp-Related Businesses ("FinCEN Hemp Statement"). In June 2020, FinCEN issued further guidance regarding Due Diligence Requirements under the Bank Secrecy Act for Hemp-Related Business Customers ("FinCEN Hemp Guidance"). The FinCEN Hemp Statement and FinCEN Hemp Guidance provided financial institutions with anti-money laundering risk considerations for hemp-related businesses to ultimately enhance the availability of financial services for, and the financial transparency of, hemp-related businesses in compliance with federal law. In the FinCEN Hemp

Statement and FinCEN Hemp Guidance, FinCEN directed banks, within the context of cannabis-related businesses, to continue relying on and following the guidance in the FinCEN Memorandum. The FinCEN Hemp Statement and FinCEN Hemp Guidance do not replace or supersede the FinCEN Marijuana-Related Guidance.

Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the DOJ's prosecuting banks and financial institutions for crimes that were not previously prosecuted.

As a result, many banks are hesitant to offer any banking services to cannabis-related businesses, including opening bank accounts. While we currently maintain banking relationships, our inability to maintain those accounts or the lack of access to bank accounts or other banking services in the future, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges. Similarly, if our proposed tenants are unable to access banking services, they will not be able to enter into triple-net leasing arrangements with us, as our leases will require rent payments to be made by check or wire transfer.

In addition, for our tenants that are publicly traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets.

The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry. See Item 1A, "Risk Factors – Risks Relating to Regulation."

Agricultural Regulation

The properties that we acquire are used primarily for cultivation and production of regulated cannabis and are subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment, and eminent domain.

Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of agricultural lands. Many such laws, ordinances and regulations seek to regulate water usage and water runoff because water can be in limited supply, as is the case in certain locations where our properties are located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our properties flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

We believe that our existing properties have, and other properties that we acquire in the future will have, sources of water that provide sufficient amounts of water necessary for the current operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the districts of the states in which our properties are located or other reasons.

In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

The use of land for agricultural purposes in certain jurisdictions is also subject to regulations governing the protection of endangered species. When agricultural lands border, or are in close proximity to, national parks, protected natural habitats or wetlands, the agricultural operations on such properties must comply with laws, ordinances and regulations related to the use of chemicals and materials and avoid disturbance of habitats, wetlands or other protected areas.

Because properties we own may be used for growing cannabis, there may be other additional land use and zoning regulations at the state or local level that affect our properties that may not apply to other types of agricultural uses. For example, certain states in which our properties are located require stringent security systems in place at grow facilities, and require stringent procedures for disposal of waste materials.

As an owner of agricultural lands, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

Environmental Matters

Our properties and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our properties and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties and liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties. Furthermore, many of our properties have been repurposed for regulated cannabis operations, and historically were utilized for other purposes, including heavy industrial uses, which expose us to additional risks associated with historical releases of substances at the properties.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties are subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Changes to zoning, land use and other laws, ordinances and regulations may also prevent us from leasing a property for regulated cannabis cultivation, processing and/or dispensing in the future. For two of our properties (one located in San Bernardino, California and one located in Palm Springs, California), we continue to evaluate alternative non-cannabis uses for the properties, due in part to changes in the zoning of the properties that no longer allow for regulated cannabis cultivation and processing.

Our property management activities, to the extent we are required to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Americans with Disabilities Act ("ADA") and Other Building Regulations

All of our properties are required to comply with the Americans with Disabilities Act ("ADA"), which generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements may require removal of access barriers, and noncompliance may result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. The tenants to whom we lease space in our properties are generally obligated by law to comply with the ADA provisions, and typically under tenant leases are obligated to cover costs associated with compliance. We are required to operate the properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental entities and become applicable to the properties.

Seasonality

Our business has not been, and we do not expect it to become subject to, material seasonal fluctuations.

Available Information

We make available to the public free of charge through our website our Definitive Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. Our internet website address is www.innovativeindustrialproperties.com. The SEC also maintains electronic versions of the Company's reports on its website at www.sec.gov. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter. The content of our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Human Capital

Our employees are our most valuable asset, and we believe we have an inclusive and engaging work environment, where each person is an integrated member of the team and is critical to our company's continued success. We meet regularly as a full team where each member is encouraged to actively participate in a wide range of topics relating to our company's execution.

We believe that attracting, developing, engaging and retaining our team is an absolute priority. To that end, we believe we offer a highly competitive compensation (including salary, bonuses and equity) and benefits package for each member of our team, which include the following:

- Comprehensive health insurance, including medical, dental and vision, to each employee and every member of his or her immediate family at no cost to the employee, with the same benefits to every employee, regardless of title;

- Four weeks of paid time off each year for each employee (increasing to five weeks after five years of service and to six weeks after ten years of service), which are in addition to Company holidays;

- A severance plan applicable to all non-executive employees that assists with each employee's financial security in the event his or her employment is terminated without cause or he or she resigns for good reason;

- A 401(k) plan with matching contributions from the Company;

- Disability insurance;

- Company sponsorship of continuing education courses related to our Company's business, including commercial real estate, cannabis, property management, legal and accounting courses;

- Company reimbursement of up to $200 per year for each employee's health and wellness activities, materials, equipment and/or classes; and

- Matching contribution by the Company, dollar-for-dollar, up to $2,500 per year per employee for donations to qualifying educational institutions.

We also coordinate periodic team and individual community giving activities (both in terms of hands-on volunteering and continued financial contributions), soliciting input from our employees regarding charitable organizations and community activities that they would like to support.

We are also proud to be an equal opportunity workplace and employer. We are committed to the principle of equal employment opportunity for all employees and to providing employees with an inclusive work environment free of discrimination and harassment. All employment decisions are based on qualifications, merit and business needs, without regard to race, color, creed, gender, religion, sex, national origin, ancestry, pregnancy, age, marital status, registered domestic partner status, sexual orientation, gender identity, protected medical condition, genetic information, physical or mental disability, veteran status, or any other status protected by the laws or regulations in the locations where we operate.

ITEM IA. *RISK FACTORS*

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risk Factors Summary

The following is a summary of the principal risks and uncertainties that could adversely affect our business, cash flows, financial condition and/or results of operations, and these adverse impacts may be material. This summary is qualified in its entirety by reference to the more detailed descriptions of the risks and uncertainties included in this Item 1A below and you should read this summary together with those more detailed descriptions. These principal risk and uncertainties relate to, among other things:

Risks Related to Our Business
- Many of our tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all.
- Continuing unfavorable market dynamics affecting the regulated cannabis industry could adversely affect our business, liquidity and financial condition, and overall results of operations.
- The inability of any single tenant to make its lease payments could adversely affect our business.
- We are focused on properties leased to licensed cannabis operators, and a decrease in demand for these types of facilities would have a greater impact on us than if we had a more diversified property portfolio.
- Our real estate investments consist of primarily properties suitable for cultivation and production of cannabis, which may be difficult to sell or re-lease upon tenant defaults or lease terminations.
- The assets we acquire may be subject to impairment charges.
- We face significant risks associated with the development and redevelopment of properties that we acquire.

- We are currently subject to securities lawsuits and we may be subject to litigation in the future, which may divert management's attention and have a material adverse effect on us.
- Inflation may adversely affect our business and our tenants' financial condition and results of operations.
- Competition for the acquisition of properties suitable for regulated cannabis operations and alternative financing sources for licensed operators may make new acquisitions difficult or less economically attractive.
- Our growth will depend upon future acquisitions of regulated cannabis facilities.
- There may only be a limited number of cannabis facilities operated by suitable tenants available for acquisition.
- Our and our tenants' businesses may be materially and adversely affected by global pandemics.
- Our tenants may be unable to renew or otherwise maintain their licenses for their cannabis operations.
- We acquire our properties "as-is," which increases the risk of costs to remedy defects without recourse.
- Our property portfolio is and will be geographically concentrated in certain states.
- Some of our tenants could be susceptible to bankruptcy.
- Our tenants may be subject to Section 280E of the Internal Revenue Code of 1986, as amended (the "Code").
- We have acquired and may continue to acquire and lease cannabis retail stores and dispensaries, which present additional risks in comparison to properties for the cultivation and production of regulated cannabis.
- We are exposed to the potential impacts of future climate change.
- Liability for uninsured losses could adversely affect our financial condition.
- Our properties' access to adequate water and power supplies could be interrupted.
- We may have a difficult time obtaining the insurance policies with our focus on the regulated cannabis industry.
- Construction loans involve an increased risk of loss and other risks that are different from owning properties.
- We may purchase properties subject to ground leases or engage in other transactions involving ground leases.

Risks Related to Regulation
- Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.
- Certain of our tenants engage in operations for the adult-use cannabis industry, which may subject us and our properties to additional risks associated with such adult-use cannabis operations.
- New laws adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.
- Our ability to grow our business depends on state laws pertaining to the cannabis industry.
- FDA regulation of cannabis facilities could negatively affect the regulated cannabis industry.
- We and our tenants may have difficulty accessing the service of banks and other financial institutions.
- Property owners located in close proximity to our properties may assert claims against our cannabis facilities.
- Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our operations, and we cannot predict the impact that future regulations may have on us.
- Assets leased to cannabis businesses may be forfeited to the federal government.
- We may have difficulty accessing bankruptcy courts.
- The properties that we acquire are subject to extensive regulations, which may result in significant costs.
- Compliance with environmental laws could materially increase our operating expenses.

Risks Related to Financing Our Business
- Our growth depends on external sources of capital, which may not be available on favorable terms or at all.
- Our existing and future indebtedness could reduce our distributable cash and expose us to default risk.
- A downgrade in our investment grade credit rating could adversely affect our business and financial condition.
- Our Notes due 2026 include restrictive covenants that limit our operational flexibility.

Risks Related to Our Organization and Structure
- Our senior management team manages our portfolio subject to very broad investment guidelines.
- Our board of directors may change our investment objectives and strategies without stockholder consent.
- Certain provisions of Maryland law could inhibit changes in control.
- Our authorized but unissued shares of common and preferred stock may prevent a change in our control.
- Severance agreements with our executive officers could be costly and prevent a change in our control.

- We depend on our Operating Partnership for cash flow and are structurally subordinated in right of payment.
- Our Operating Partnership may issue additional limited partnership interests to third parties without the consent of our stockholders, which would reduce the distributions we can make to our stockholders.
- If we issue limited partnership interests in our Operating Partnership in exchange for property, the value placed on such partnership interests may not accurately reflect their market value, which may dilute your interest in us.
- Our rights and the rights of our stockholders to take action against our directors and officers are limited.
- Our charter provisions make it difficult to remove directors, and to effect changes in management as a result.
- Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.
- We plan to continue to operate our business so as not to require registration under the Investment Company Act.

Risks Related to Our Securities
- The market prices and trading volumes of our capital stock have been and may continue to be volatile.
- Capital stock eligible for future sale may have material and adverse effects on our share price.
- We cannot assure you of our ability to make distributions in the future.
- Our charter permits us to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.
- The market price of our capital stock could be materially, adversely affected by our level of cash distributions.
- We may enter into forward sale transactions that subject us to certain risks.

Risks Related to Our Taxation as a REIT
- Our failure to qualify as a REIT would reduce our distributable cash and negatively impact us.
- The REIT distribution requirements could adversely affect our ability to execute our business plan, and require us to make unfavorable borrowing decisions or subject us to tax.
- If Section 280E of the Code applies to us, tax deductions may be disallowed, resulting in federal income tax and potentially jeopardizing our REIT status.
- Complying with REIT requirements may cause us to forego attractive business opportunities or asset sales.
- The tax on prohibited transactions could limit what transactions we make or subject us to a 100% penalty tax.
- Our board of directors has the ability to revoke our REIT election without stockholder approval.
- Dividends payable by REITs do not qualify for the reduced tax rates on dividends from regular corporations.
- REIT requirements may limit our ability to hedge our liabilities effectively and result in tax liabilities.
- Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.
- Non-U.S. stockholders will generally be subject to withholding tax with respect to our ordinary dividends.
- Legislative, regulatory or administrative changes could adversely affect us or our stockholders.
- Any repurchase of our Notes due 2026 at a discount may result in cancellation of debt income.

General Risk Factors
- We are dependent on our key personnel for our success.
- The occurrence of cyber incidents or cyberattacks could disrupt our operations and damage our business.
- Contingent or unknown liabilities could materially and adversely affect our business.

Risks Related to Our Business

Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of our common stock.

Single tenants currently occupy our properties generally, and we expect that single tenants will occupy our properties that we acquire in the future. Therefore, the success of our investments will be materially dependent on the financial stability of these tenants. We rely on our management team to perform due diligence investigations of our potential tenants, related guarantors and their properties, operations and prospects, of which there is generally little or no publicly available operating and financial information. We may not learn all of the material information we need to know regarding these businesses through our investigations, and these businesses are subject to numerous risks and uncertainties, including but not limited to regulatory risks and the rapidly evolving market dynamics of each state's regulated cannabis program. As a result, it is possible that we could enter into a sale-leaseback arrangement with tenants or otherwise lease properties to tenants that ultimately are unable to pay rent to us, which could adversely impact our cash available for distributions.

Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations that are not profitable when they enter triple-net leasing arrangements with us and therefore, may be unable to pay rent with funds from operations. Many of our current tenants are not profitable and have experienced losses since inception, or have been profitable for only a short period of time. As a result, many of our current tenants have made, and we expect that many of our future tenants will make, initial rent payments to us from proceeds from the sale of the property, in the case of sale-leaseback transactions, or other cash on hand, including cash received from debt financings.

In addition, in general, our tenants are more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries or other changes in the marketplace for their products, and have limited access to traditional forms of financing. For example, during the COVID-19 pandemic, our tenants were generally not able to access federal assistance programs that were available to companies in other industries, due to cannabis being a Schedule I controlled substance under the CSA. The success of our tenants will also heavily depend on the growth and development of the state markets in which the tenants operate, many of which have a very limited history or are still in the stages of establishing the regulatory framework. For example, in California, the illicit market for cannabis remains a much larger portion of overall sales in the state according to Global Go Analytics, and state and local authorities have assessed significant taxes on regulated cannabis products, both of which have had the impact of significantly limiting the growth and profitability for operators in the state's regulated cannabis market. In recent months, pricing for regulated cannabis products has dropped significantly, driven in part by the lack of effective enforcement on the illicit market, while input costs, including labor, supplies and construction materials, have increased significantly as a result of the broader higher inflationary environment.

Some of our tenants may be subject to significant debt obligations and may rely on debt financing to make rent payments to us. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their business plans or prospects, the regulatory environment in which they operate or in general economic conditions. In addition, the payment of rent and debt service may reduce the working capital available to tenants for the start-up phase of their business. Furthermore, we may be unable to monitor and evaluate tenant credit quality on an on-going basis.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of regulated cannabis cultivation and production facilities are generally subject to extensive state licensing requirements, including limited licenses in certain states. In addition, applicable state licensing authorities may have little experience re-leasing a cannabis property, which may extend the delays we experience in re-leasing a property. Furthermore, we will not operate any of the facilities that we purchase.

Continuing unfavorable market dynamics affecting the regulated cannabis industry could adversely affect our business, liquidity and financial condition, and overall results of operations.

Market dynamics in the regulated cannabis industry have negatively impacted our tenants' ability to make their lease payments on the properties they lease from us. Regulated cannabis operators have experienced, among other things:

- federal, state and local taxation and regulatory burdens;

- declines in unit pricing for regulated cannabis products;

- ineffective state and local law enforcement efforts to curtail the illicit production and sale of cannabis; and

- limited access to capital on acceptable terms or at all.

As a result of these unfavorable market dynamics, certain regulated cannabis operators, including some of our tenants, have consolidated operations or shuttered certain operations to reduce costs, which may lead to increased default rates on the leases for our properties.

In November 2022, Green Peak Industries, Inc. ("Green Peak") defaulted on its obligations to pay rent at one of our properties in Michigan. During 2023, a receiver was appointed over substantially all of Green Peak's assets and we regained possession of one property that was under redevelopment as a regulated cannabis cultivation and processing facility and three retail properties in Michigan. In February 2024, we regained possession of the remaining regulated cannabis cultivation and processing facility that was leased to Green Peak.

In May 2024, Temescal Wellness defaulted on its obligations to pay rent at one of our properties in Massachusetts and we regained possession of that property in September 2024.

In December 2024, PharmaCann defaulted on its obligations to pay rent for the month of December under six leases for properties located in Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania.

See "Business – Tenant Concentration" for a discussion of our recent tenant defaults.

Failure by any of our tenants to comply with the terms of its lease agreement with us could require us to seek another lessee for the applicable property. We cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss. In addition, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing properties on which any of our tenants default on their lease obligations. The result of any of the foregoing risks could materially and adversely affect our business, liquidity, financial condition and results of operations and our ability to make distributions to our stockholders.

Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to our stockholders.

As of December 31, 2024, we owned 109 properties. As of such date, five of our tenants, PharmaCann (at eleven of our properties), Ascend (at four of our properties), Green Thumb (at three of our properties), Holistic (at five of our properties) and Curaleaf (at eight of our properties), represented 17%, 11%, 8%, 7% and 7%, respectively, of our rental revenues (including tenant reimbursements) for the twelve months ended December 31, 2024. Lease payment defaults by any of our tenants or a significant decline in the value of any single property would materially adversely affect our business, financial position and results of operations, including our ability to make distributions to our stockholders. Our lack of diversification also increases the potential that a single underperforming investment or tenant could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our tenants, including but not limited to the state cannabis markets not developing and growing in ways that we or our tenants projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

In addition, failure by any of our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Because our real estate investments consist of primarily industrial and greenhouse properties suitable for cultivation and production of cannabis, our rental revenues are significantly influenced by demand for these facilities generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of properties primarily consists of industrial and greenhouse properties used in the regulated cannabis industry, we are subject to risks inherent in investments in a single industry. A decrease in the demand for cannabis cultivation and processing facilities would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for cannabis cultivation and processing facilities has been and could be adversely affected by changes in current favorable state or local laws relating to cultivation and production of cannabis or any change in the federal government's current enforcement posture with respect to state-licensed cannabis operations, among others, including but not limited to changes to local zoning and other laws that no longer allow a facility to be utilized for regulated cannabis activities. To the extent that any of these conditions occur, they are likely to affect demand and market rents for cannabis cultivation and processing facilities, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to make distributions to investors. Other than with respect to one property located in San Bernardino, California and one property located in Palm Springs, California, where we are evaluating alternative non-cannabis uses as of December 31, 2024, we do not currently have any material investments in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our facilities leased for cannabis operations.

Our real estate investments consist of primarily industrial and greenhouse properties suitable for cultivation and production of cannabis, which may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which would adversely affect returns to stockholders.

While our business objectives consist of principally acquiring and deriving rental income from industrial and greenhouse properties used in the regulated cannabis industry, we expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain properties we own. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our financial performance. We cannot predict the various market conditions affecting the properties that we expect to acquire that will exist in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future. Accordingly, the extent to which we will realize potential appreciation (or depreciation) on the real estate investments we have acquired and expect to acquire will depend upon regulatory and other market conditions. In addition, in order to maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan.

Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. With these kinds of properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant.

In addition, in the event we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property at our current rental rates, or at all. As our properties are concentrated in the regulated cannabis industry, a shift in property preferences by regulated cannabis operators, including but not limited to changing preferences regarding location and types of improvements, could have a significant negative impact on the desirability of our properties to prospective tenants when we need to re-lease them, in addition to other challenges, such as obtaining the necessary state and local authorizations for a new tenant to commence operations at the property. These and other limitations may affect our ability to sell or re-lease properties, which may adversely affect returns to our stockholders. Certain regulated cannabis operators have consolidated operations or shuttered certain operations to reduce costs, which if prolonged, could have a material negative impact on operators' demand for regulated cannabis facilities, including our existing tenants.

The assets we acquire may be subject to impairment charges.

We periodically evaluate the real estate investments we acquire and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

We face significant risks associated with the development and redevelopment of properties that we acquire.

In many instances, we engage in development or redevelopment of properties that we acquire. Development and redevelopment activities entail risks that could adversely impact our financial condition and results of operations, including:

- construction costs, which may exceed our or our tenant's original estimates due to increases in materials, labor or other costs, which could make the project less profitable for our tenant, require us or our tenant to commit additional funds to complete the project and adversely impact our tenant's business and prospects as a result;

- permitting or construction delays, which may result in increased project costs, as well as deferred revenue and delayed commencement of operations by our tenant;

- unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

- claims for warranty, product liability and construction defects after a property has been built;

- health and safety incidents and site accidents;

- poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

- a contractor, subcontractor or other third party on whom we rely files for bankruptcy or commits fraud before completing a project that we have funded in part or in full;

- unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

- changes in local zoning, permitting and other requirements which may impact the permitted use or scope of a project;

- labor stoppages, slowdowns or interruptions;

- a default on an existing lease of a property under development or redevelopment by the tenant, exposing us to potential vacancy for a property that is not ready for its intended use;

- liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings; and

- weather-related and geological interference, including hurricanes, landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

The realization of any of the risks above or other delays in development and redevelopment activities at a property may also materially adversely impact our tenant's ability to commence, continue or expand its operations, which may result in that tenant defaulting on its rent obligations to us. As of December 31, 2024, we had properties consisting of an aggregate of 666,000 rentable square feet under development or redevelopment, and we had committed to fund improvements at our properties in the future totaling up to $38.3 million.

For one of our properties located in San Bernardino, California, as of December 31, 2024, we are evaluating alternative non-cannabis uses for the property, due in part to changes in the zoning of the property that no longer allow for regulated cannabis cultivation and processing.

In November 2022, Green Peak defaulted on its obligations to pay rent at one of our properties in Michigan, which was under redevelopment as a regulated cannabis cultivation and processing facility, and we subsequently regained possession of that property in March 2023.

In February 2023, Parallel also defaulted on its obligations to pay rent at one of our properties in Texas, which was under development, and we regained possession of that property in March 2023.

Ongoing inflation for construction and labor costs, labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of our development and redevelopment projects, which are resulting in cost overruns and delays in commencing operations on certain projects.

We are currently subject to securities lawsuits and we may be subject to similar or other litigation in the future, which may divert management's attention and have a material adverse effect on our business, financial condition and results of operations.

Purported securities class action lawsuits have been filed against us and certain of our executive officers alleging that the Company made false or misleading statements regarding its business. Derivative lawsuits also have been filed against us and certain of our officers and directors asserting putative derivative claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets against our directors and certain of our officers. See Note 11 "Commitments and Contingencies" for a full description of these actions.

We will continue to incur legal fees in connection with these pending cases, including expenses for the reimbursement of legal fees of our officers and directors under indemnification obligations. The expense of continuing to defend such litigation may be significant. We intend to defend these lawsuits vigorously, but there can be no assurance that we will be successful in any defense. If any of the lawsuits are adversely decided, we may be liable for significant damages directly or under our indemnification obligations, which could adversely affect our business, results of operations and cash flows. Further, the amount of time that will be required to resolve these lawsuits is unpredictable and these actions may divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

We cannot predict the outcome of these lawsuits and we may be subject to other similar securities litigation in the future. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, we may incur substantial legal fees and costs in connection with litigation. Although we have insurance, coverage could be denied or prove to be insufficient. We are not currently able to estimate the possible cost to us from the currently pending lawsuits, and we cannot be certain how long it may take to resolve these matters or the possible amount of any damages that we may be required to pay. We have not established any reserves for any potential liability relating to these or future lawsuits. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions could result in the payment of substantial damages and could have a material adverse effect on our business, results of operations and financial condition. In addition, the uncertainty of the currently pending lawsuits could lead to volatility in our stock price. The ultimate outcome of litigation could have a material adverse effect on our business and the trading price for our securities.

Inflation may adversely affect our business and our tenants' financial condition and results of operations.

Increased inflation could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations. We also enter into leases that generally provide for fixed increases in rent. During times when inflation is greater than increases in rent as provided for in our leases, rent increases may not keep up with the rate of inflation. Likewise, even though net leases reduce our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenues, which may adversely affect our tenants' ability to pay rent. Substantial inflation in the cost of construction materials and labor may also adversely impact our and our tenants' ability to complete building projects on budget and on time, which may also materially adversely impact our tenants' ability to commence operations of facilities and consequently our tenants' ability to pay rent.

Competition for the acquisition of properties suitable for the retail sale, cultivation or production of regulated cannabis and alternative financing sources for licensed operators may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the retail sale, cultivation or production of regulated cannabis with other entities engaged in retail, agricultural and real estate investment activities, including corporate agriculture companies, cultivators and producers of cannabis, private equity investors, and other real estate investors (including public and private REITs). These competitors may prevent us from acquiring desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our stockholders may decrease.

We also compete as a provider of capital to regulated cannabis operators with alternative financing sources to these companies, including both equity and debt financing alternatives. For example, many larger, publicly traded multi-state cannabis operators are able to raise significant capital through public equity offerings, in addition to access to significant debt financing options. Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange).

Increased competition for properties as a result of greater clarity of the federal regulatory environment may also preclude us from acquiring those properties that would generate attractive returns to us. If any of the proposed bills in Congress focused on the regulated cannabis industry became law, there could be further increased competition for the acquisition of properties that can be leased to licensed cannabis operators, consolidation of cannabis cultivation facilities for more cost efficient, larger scale production and manufacturing may occur (including consolidation that may occur as a result of authorization of interstate commerce in cannabis), and such operators would have greater access to alternative financing sources with lower costs of capital. These factors may reduce the number of operators that wish to enter into lease transactions with us or renew leases with us, or may result in us having to enter into leases on less favorable terms with tenants, each of which may significantly adversely impact our profitability and ability to generate cash flow and make distributions to our stockholders.

Our growth will depend upon future acquisitions of regulated cannabis facilities, and we may be unable to consummate acquisitions on advantageous terms.

Our growth strategy is focused on primarily the acquisition of specialized industrial real estate assets on favorable terms as opportunities arise. Our ability to acquire these real estate assets on favorable terms is subject to the following risks:

- competition from other potential acquirers or increased availability of alternative debt and equity financing sources for tenants may significantly increase the purchase price of a desired property and/or negatively impact the lease terms we are able to secure with our tenants;

- we may not successfully purchase and lease our properties to meet our expectations;

- we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;

- agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money and divert management attention on potential acquisitions that we do not consummate; and

- we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.

Our failure to consummate acquisitions on advantageous terms without substantial expense or delay would impede our growth and negatively affect our results of operations and our ability to generate cash flow and make distributions to our stockholders.

There may only be a limited number of regulated cannabis facilities operated by suitable tenants available for us to acquire, which could adversely affect the return on our common stock.

We target regulated cannabis facilities for acquisition and leasing to licensed operators under triple-net lease agreements. In light of the current regulatory landscape regarding regulated cannabis, including but not limited to, the rigorous state licensing processes, limits on the number of licenses granted in certain states and in counties within such states, zoning regulations related to regulated cannabis facilities, the inability of potential tenants to open bank accounts necessary to pay rent and other expenses and the ever-changing federal and state regulatory landscape, we may have only a limited number of regulated cannabis facilities available to purchase that are operated by licensees that we believe would be suitable tenants. These tenants may also have increased access to alternative equity and debt financing sources over time, which may limit our ability to negotiate leasing arrangements that meet our investment criteria. Our inability to locate suitable investment properties and tenants would have a material adverse effect on our ability to generate cash flow and make distributions to our stockholders.

Our and our tenants' businesses may be materially and adversely affected by the impact of global pandemics.

We cannot predict the extent to which global pandemics may impact our business and operating results and those of our tenants, but their impact may include the following:

- a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant actions;

- the temporary inability of consumers and patients to purchase our tenant's cannabis products due to a number of factors, including but limited to illness, dispensary closures or limitations on operations (including but not limited to shortened operating hours, social distancing requirements and mandated "curbside only" pickup), quarantine, financial hardship, and "stay at home" orders, could severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

- difficulty accessing equity and debt capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations and our tenants' ability to fund their business operations and meet their obligations to us;

- workforce disruptions for our tenants, as a result of infections, quarantines, stay at home orders or other factors, could result in a material reduction in our tenants' cannabis cultivation, manufacturing, distribution and/or sales capacity;

- because of the federal regulatory uncertainty relating to the regulated cannabis industry, our tenants may not be eligible for financial relief available to other businesses, including federal assistance programs;

- restrictions on public events for the regulated cannabis industry limit the opportunity for our tenants to market and sell their products and promote their brands;

- delays in construction at our properties may adversely impact our tenants' ability to commence operations and generate revenues from projects, including but not limited to delays caused by:

  o construction moratoriums by local, state or federal government authorities;

  o delays by applicable governmental authorities in providing the necessary authorizations to continue construction or commence operations;

  o reductions in construction team sizes to effectuate social distancing and other requirements;

  o infection by one or more members of a construction team necessitating a partial or full shutdown of construction; and

  o manufacturing and supply chain disruptions for materials sourced from other geographies which may be experiencing shutdowns and/or restrictions on transportation of such materials;

- a general decline in business activity in the regulated cannabis industry would adversely affect our ability to grow our portfolio of regulated cannabis properties; and

- the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, would result in a deterioration in our ability to ensure business continuity during a disruption.

The extent to which pandemics impact our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the outbreak or mitigate its impact, and the extent of the direct and indirect economic effects of the pandemic and containment measures, among others.

Our tenants may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such tenants not being able to operate their businesses and defaulting on their lease payments to us.

Most states where we own properties issue licenses for cannabis operations for a limited period. We rely on our tenants to renew or otherwise maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of our tenants are unable to renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations, such tenants may default on their lease payments to us.

Any such noncompliance by our tenants of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities.

Any lease payment defaults by a tenant or additional liability on us could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation and production facilities are generally subject to extensive state licensing requirements, including required state and local authorizations for a new tenant to take over operations at a facility.

In July 2022, Kings Garden, a prior tenant of ours at six properties that we own in southern California, defaulted on its obligations to pay rent. As previously disclosed, for two of our properties (one located in San Bernardino, California and one located in Palm Springs, California), we continue to evaluate alternative non-cannabis uses for the properties, due in part to changes in the zoning of the properties that no longer allow for regulated cannabis cultivation and processing. In September 2023, we regained possession of the remaining four properties that Kings Garden previously occupied.

In November 2022, a subsidiary of Parallel defaulted on its obligations to pay rent at one of our properties in Pennsylvania, and we regained possession of the property in October 2023. The Pennsylvania regulated cannabis program issued a limited number of operator licenses, and as a result, we may encounter longer delays and other challenges in finding a suitable tenant, versus in states with more licensed operators.

In February 2023, Parallel also defaulted on its obligations to pay rent at one of our properties in Texas, and we regained possession of that property in March 2023. The Texas regulated cannabis program is a restricted medical cannabis program with a limited number of operator licenses, and as a result, we may encounter longer delays and other challenges in development and finding a suitable tenant, versus in states with more licensed operators and a more open regulated cannabis program.

We acquired our properties, and expect to acquire other properties, "as-is," which increases the risk of an investment that requires us to remedy defects or costs without recourse to the prior owner.

We acquired our properties, and expect to acquire other real estate properties, "as is" with only limited representations and warranties from the property seller regarding matters affecting the condition, use and ownership of the property. There may also be environmental conditions associated with properties we acquire of which we are unaware despite our diligence efforts or that we have identified during diligence, including with respect to historical heavy industrial uses of the properties. In particular, cannabis facilities may present environmental concerns of which we are not currently aware. If environmental contamination exists on properties we acquire or develops after acquisition, we could become subject to liability for the contamination. As a result, if defects in the property (including any building on the property) or other matters adversely affecting the property are discovered, including but not limited to environmental matters, we may not be able to pursue a claim for any or all damages against the property seller. Such a situation could harm our business, financial condition, liquidity and results of operations.

Our properties are, and are expected to continue to be, geographically concentrated in states that permit licensed cannabis operations, and we will be subject to social, political and economic risks of doing business in these states and any other state in which we may own property.

As of February 21, 2025, we owned properties in 19 states, and we expect that the properties that we acquire will be geographically concentrated in these states and other states that have established cannabis programs. See "Geographic Concentration" under Item 1, "Business" for a table of properties owned by us and organized by state as of

December 31, 2024. Circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

- the state regulated cannabis market fails to develop and grow in ways that we or our tenants projected;

- the responsibility of complying with multiple and, in some respects, conflicting state and federal laws in the United States, including with respect to cultivation and distribution of cannabis, licensing, banking and insurance;

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations;

- difficulties and costs of staffing and managing operations;

- unexpected changes in regulatory requirements and other laws;

- the impact of national, regional or state specific business cycles and economic instability; and

- potentially adverse tax consequences.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our results of operations.

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants may depend on debt, which could make them especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Because cannabis remains illegal under federal law, there is no assurance that federal bankruptcy courts will provide relief for parties who engage in cannabis-related businesses. A number of recent bankruptcy court rulings have denied bankruptcy relief for certain cannabis businesses on the basis that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for such activity and on the basis that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets, as such action would violate the CSA. Any inability of our tenants to seek bankruptcy protection may impact their ability to secure financing for their operations and prevent our tenants from utilizing the benefits of reorganization of their businesses under bankruptcy protection to operate in a financially sustainable way, thereby reducing the probability that such a tenant would be able to honor its lease obligations with us.

Generally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings may continue ("assume") or give up ("reject") any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease, any claim for breach of the lease is treated as a general unsecured claim in the tenant's bankruptcy case, subject to certain exceptions for collateral and guarantees. In the event one of our tenants is permitted to seek bankruptcy protection in the U.S., our general unsecured claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guaranty that the tenant's bankruptcy estate would have sufficient funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our financial condition. Any bankruptcy, if allowed, of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of cannabis products. Our tenants are engaged in the cultivation, processing and sale of cannabis and cannabis-related products, and therefore may be subject to Section 280E. Application of the provisions of Section 280E to our tenants would result in the disallowance of certain tax deductions, including for depreciation or interest expense, which could have an adverse impact on their respective financial condition and ability to make lease payments to us. Any lease payment defaults by a tenant could adversely affect our results of operations and cash flows, and cause us to reduce the amount of distributions to our stockholders.

We have acquired and may continue to acquire cannabis retail stores and dispensaries and enter into leases with licensed operators for those properties, which present additional risks and challenges in comparison to properties for the cultivation and production of cannabis.

We have acquired and may continue to acquire cannabis retail stores and dispensaries and enter into leases with licensed operators for those locations. Cannabis retail stores and dispensaries entail risks that could adversely impact our financial condition and results of operations, and that are in addition to risks associated with regulated cannabis cultivation and processing facilities, including but not limited to:

- the impact of the continued evolution of the retail distribution model for cannabis and customer preferences, including the impact of e-commerce and home delivery on demand for cannabis retail space;

- negative perceptions by customers of the safety, convenience and attractiveness of cannabis dispensaries;

- the handling of significant cash transactions and cannabis inventory at the property, which may increase security risks associated with dispensary operations;

- local real estate conditions (such as an oversupply of, or a reduction in demand for, cannabis retail space);

- our and our tenants' ability to procure and maintain appropriate levels of property and casualty insurance; and

- risks associated with data breaches through cyberattacks, cyber intrusions or otherwise that expose customer personal information at dispensaries, which may result in liability and reputational damage to our tenants and our company.

The realization of any of the risks above, among others, with respect to one or more of our properties or tenants could have a material adverse impact on our business.

We are exposed to the potential impacts of future climate change, which may result in unanticipated losses that could affect our business and financial condition.

We are exposed to potential physical risks from possible future changes in climate. Our properties may be exposed to catastrophic weather events, such as severe storms, hurricanes, fires, floods or droughts, in addition to changes in temperature and air quality. If the frequency of extreme weather events increases, our exposure to these events could increase. We may also be exposed to regulatory risks related to climate change, including regulations seeking to limit greenhouse gas emissions and reduce water usage. We may also be adversely impacted by potential impacts to the supply chain or stricter energy efficiency standards or greenhouse gas regulations for commercial real estate. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The potential impacts of future climate change on our properties could adversely affect our ability to lease or sell such properties or to borrow using such properties as collateral.

Liability for uninsured losses could adversely affect our financial condition.

While the terms of our leases with our tenants generally require property and casualty insurance, losses from disaster-type occurrences, such as earthquakes, hurricanes, floods and weather-related disasters, and other types of insurance, such as landlord's rental loss insurance, may be either uninsurable or not insurable on economically viable terms, due in part to our properties' locations, construction types and concentration on the regulated cannabis industry. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties.

If our properties' access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties.

In order to lease the properties that we acquire, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations.

Historically, states that have legalized cannabis cultivation have typically required that such cultivation take place indoors. Indoor cultivation of cannabis requires significant power for growing lights and ventilation and air conditioning to remove the hot air generated by the growing lights. While outdoor cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that most of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants' crops and processing capabilities, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders.

Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability and directors' and officers' insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance or with less insurance than we would prefer, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Construction loans involve an increased risk of loss and other risks that are different from owning and leasing properties.

In June 2021, we executed a construction loan agreement with a developer, pursuant to which we agreed to make available up to $18.5 million for the development of a regulated cannabis cultivation and processing facility in California. In February 2023, we amended our construction loan agreement to provide up to an additional $4.5 million for the development as a result of costs incurred by the developer that were in excess of the original budget, making our total potential investment in the project $23.0 million. We may invest in other such loans in the future. Construction loans involve an increased risk of loss and other risks that are different from owning and leasing properties, including the following risks:

- If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower's claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy or receivership filing by the borrower; and abandonment by the borrower of the collateral for the loan;

- We are subject to the risk that a borrower may make business decisions with which we disagree and the management of such company may take risks or otherwise act in ways that do not serve our interests;

- A borrower may not be able to realize the value anticipated from the project and otherwise not have the resources to repay the amount owed under the construction loan at maturity;

- We may incur significant costs and assume significant liabilities in foreclosing on any property subject to a construction loan, in addition to costs and risks associated with completing construction of the property if construction was not completed; and

- If we foreclose on the property and take ownership, we may incur a significant loss on disposing of the property or, in the alternative, we may not be able to lease the property at all or on terms reasonably acceptable to us if we determine to continue to own the property.

If any one of these risks were to materialize with respect to one or more construction loans, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

We may purchase properties subject to ground leases or enter into other transactions involving ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Risks Related to Regulation

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

Cannabis is a Schedule I controlled substance under the CSA. Even in those jurisdictions in which cannabis has been legalized at the state level, the possession, distribution, cultivation, manufacture and use of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

In January 2018, the DOJ rescinded certain memoranda, including the so-called "Cole Memo" issued on August 29, 2013 under the Obama Administration, which had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In rescinding the Cole Memo, DOJ instructed its prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutions when deciding whether to pursue prosecutions related to cannabis activities. As a result, federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws against the regulated cannabis industry generally, including our tenants and us.

Pamela Bondi was confirmed by the United States Senate as Attorney General of the United States on February 4, 2025. During her tenure as Attorney General in the State of Florida, Bondi routinely opposed the softening of anti-cannabis laws, including opposition to ballot initiatives to broaden access to medical cannabis, but she also generally faithfully enforced state cannabis laws to maintain a well-regulated medical cannabis market. Bondi has not provided a clear policy directive for the United States as it pertains to state-level cannabis-related activities, and there can be no assurances that DOJ or other law enforcement authorities will not seek to vigorously enforce current U.S. federal laws. It is generally expected that Bondi will closely follow the Trump Administration's enforcement priorities.

Congress previously enacted an omnibus spending bill that includes the Rohrabacher-Blumenauer Amendment prohibiting the DOJ (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision will expire on March 8, 2024. On December 20, 2024, Congress passed a continuing resolution to extend government funding, extending the application of the Rohrabacher-Blumenauer Amendment until March 14, 2025. There can be no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals. Furthermore, while we target the acquisition of medical-use cannabis facilities, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants currently (and additional tenants may in the future) cultivate adult-use cannabis in our medical-use cannabis facilities, as permitted by such state and local laws now or in the future, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks as compared to facilities where cannabis is cultivated exclusively for medical use, including not providing protection under the Congressional spending bill provision described above.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the Cole Memo, supplemental guidance from the DOJ issued in the 2014 Cole Memorandum directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. This supplemental guidance was followed by the February 14, 2014 FinCEN Memorandum outlining the pathways for financial institutions to provide services to state-sanctioned cannabis businesses consistent with Bank Secrecy Act obligations and in alignment with federal enforcement priorities. Under these guidelines, financial institutions must submit a SAR in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories - cannabis limited, cannabis priority, and cannabis terminated - based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Although the Cole Memo has been rescinded, the FinCEN Memorandum technically remains intact; however, it is unclear whether the current administration will continue to follow the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the DOJ's prosecuting banks and financial institutions for crimes that were not previously prosecuted.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis operations. Any change in the federal government's enforcement posture with respect to state-licensed cannabis operations, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the United States, which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Our existing leases at our properties do not, and we expect that leases that we enter into with future tenants at other properties we acquire will not, prohibit cannabis operations for adult-use that is permissible under state and local laws where our facilities are located and certain of our tenants are currently engaged in operations for the adult-use cannabis industry, which may subject our tenants, us and our properties to different and greater risks, including greater prosecution risk for aiding and abetting violation of the CSA and federal laws governing money laundering. For example, the prohibition in the current omnibus spending bill that prohibits the DOJ from using funds appropriated by Congress to prevent states from implementing their medical-use cannabis laws does not extend to adult-use cannabis laws. In addition, while we may purchase properties in states that only permit medical-use cannabis at the time of acquisition, such states may in the future authorize by state legislation or popular vote the legalization of adult-use cannabis, thus permitting our tenants to engage in adult-use cannabis operations at our properties. For example, a number of states permit licensed adult-use cannabis operations, and our leases with tenants in those states allow for adult-use cannabis operations to be conducted at the properties in compliance with state and local laws.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the cannabis operations, numerous factors impact the legislative process. For example, many states that voted to legalize medical and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, not strictly enforcing regulations for non-licensed cannabis operators, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our tenants, to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm our business prospects.

For example, we believe that California's taxation of regulated cannabis at local and state governmental levels and ineffective enforcement policy with respect to illicit cannabis sales have significantly limited the growth and profitability of operators in that state. According to Global Go Analytics, the illicit market for cannabis remains a much larger portion of overall sales in the state, and state and local authorities have assessed significant taxes on regulated cannabis products, both of which have had the impact of significantly limiting the growth and profitability for operators in the state's regulated cannabis market. This also extends beyond California, with reports coming from states like Oregon, Massachusetts, and New York that buyers are turning to the illicit cannabis market to avoid state sales taxes. These states report difficulties in enforcement as well, allowing the illicit market to thrive, and limiting the growth and profitability for operators in the regulated markets of those states.

Recently, many states have also experienced significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others. As a result, certain regulated cannabis operators have consolidated operations or shuttered certain operations to reduce costs, which if prolonged, could have a material negative impact on operators' demand for regulated cannabis facilities, including our existing tenants.

New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

We have acquired and are targeting for acquisition properties that are owned by state-licensed cannabis operators. Relevant state or local laws may be amended or repealed, or new laws may be enacted in the future to eliminate existing laws permitting cannabis operations. If our tenants were forced to close their operations, we would need to replace those tenants with tenants who are not engaged in the cannabis industry, who most likely pay significantly lower rents. Moreover, any changes in state or local laws that reduce or eliminate the ability to conduct cannabis operations would likely result in a high vacancy rate for the kinds of properties that we seek to acquire, which would depress our lease rates and property values. In addition, we would realize an economic loss on any and all improvements made to properties that were specific to the cannabis industry.

For example, in connection with the Centers for Disease Control and Prevention identifying cases of vaping-related lung injuries, certain state and local governments had instituted temporary bans. In addition to litigation and reputational risks surrounding vaping-related lung injuries, bans or heightened regulations could have a material adverse impact on our tenants' operations in those states and localities where such a ban or other restrictive regulation has been implemented.

FDA regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938 or under the Public Health Service Act. Additionally, the FDA may issue rules, regulations, or guidance including certified good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. If regulated by the FDA as a drug, clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations or enforcement actions are imposed, we do not know what the impact this would have on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.

We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by FinCEN clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. However, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Further, prosecution of financial institutions of offenses under the Bank Secrecy Act based on transactions involving cannabis proceeds does not require an underlying cannabis-related conviction under federal or state law. Thus, most banks and other financial institutions in the United States do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. Prior to the DOJ's announcement in January 2018 of the rescission of the Cole Memo and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It remains unclear what impact the rescission of the Cole Memo will have, but federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The terms of our leases require that our tenants make rental payments via check or wire transfer. Only a small percentage of financial institutions in the United States currently provide banking services to licensed cannabis operators. The inability of our current and potential tenants to open accounts and continue using the services of banks will limit their ability to enter into triple-net lease arrangements with us or may result in their default under our lease agreements, either of which could materially harm our business and the trading price of our securities.

In addition, for our tenants that are publicly traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets.

In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the United States House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, the Company's inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal and state banking regulators closed two U.S. banks in March 2023, and another U.S. bank in May 2023, with which we have no banking, financing or other business relationships, precipitating financial industry and capital markets turmoil centered on concerns about the stability and solvency of other banks and financial institutions and the attendant risk they may be closed and/or forced by governmental agencies into receivership or sale. The failure of other banks and financial institutions, if it occurs, could have a material adverse effect on our or our tenants' liquidity or consolidated financial statements if we or our tenants have placed cash and cash equivalent deposits at such banks or financial institutions or have lending relationships with those banks.

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of the property as a regulated cannabis cultivation, processing or dispensing facility, which if successful, could materially and adversely affect our business.

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of our properties for regulated cannabis cultivation, processing or dispensing, including assertions that the use of the property constitutes a nuisance that diminishes the market value of such owner's nearby property. Such property owners may also attempt to assert such a claim in federal court as a civil matter under the Racketeer Influenced and Corrupt Organizations Act. If a property owner were to assert such a claim against us, we may be required to devote significant resources and costs to defending ourselves against such a claim, and if a property owner were to be successful on such a claim, our tenants may be unable to continue to operate their business in its current form at the property, which could materially adversely impact the tenant's business and the value of our property, our business and financial results and the trading price of our securities.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In August 2023, HHS recommended to the DEA that cannabis be reclassified from a Schedule I drug to a Schedule III drug under the CSA. HHS based this recommendation on an FDA review of cannabis' classification pursuant to President Biden's executive order in October 2022. On May 16, 2024, the DEA issued a Notice of Proposed Rulemaking, which proposed to schedule cannabis as a Schedule III substance under the CSA. During the 60-day comment period that followed publication of the notice in the Federal Register, the majority of commenters favored either the proposed rescheduling or the complete removal of cannabis as a scheduled substance under the CSA.

The prospects for this reclassification effort under the Trump administration remain unclear. A DEA administrative law judge canceled the rulemaking hearing on this issue that was set to begin on January 21, 2025, following a series of challenges by various parties, including parties seeking to remove the DEA from the proposed rulemaking process. Since that postponement, President Trump has appointed Derek Maltz to lead the DEA. Neither Trump nor Maltz has released any official policy directive related to rescheduling. No further hearings have been scheduled beyond a status update slated for April, 2025.

The impact of such decisions or rules, if any are promulgated, on existing state-regulated cannabis programs remains unclear, including but not limited to FDA and other federal regulatory agency involvement, the impact of such a decision on potential federal legislative reform such as proposals to de-schedule cannabis and provide greater access to capital markets for state-regulated cannabis operators, and the potential entry into the cannabis markets of large, well-capitalized companies as a result of any re-scheduling.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the "equitable sharing program." Under this new policy directive, federal authorities may adopt state and local forfeiture cases and prosecute them at the federal level, allowing for state and local agencies to keep up to 80% of any forfeiture revenue. This policy directive represents a reversal of the DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive may lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the cannabis facilities that we have acquired and intend to acquire, our investment in those properties may be lost.

We may have difficulty accessing bankruptcy courts.

As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit.

The properties that we acquire are subject to extensive regulations, which may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

Our properties are and other properties that we expect to acquire will be subject to various laws and regulatory requirements. For example, local property regulations, including restrictive covenants of record, may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation, processing or dispensing of cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Our failure to obtain such regulatory approvals could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, we cannot assure you that the regulatory requirements and statutory prohibitions relating to properties used in cannabis operations will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional prohibition or costs.

Compliance with environmental laws could materially increase our operating expenses.

There may be environmental conditions associated with properties we acquire of which we are unaware. If environmental contamination exists on properties we acquire, we could become subject to liability for the contamination. The presence of hazardous substances on a property may materially and adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although we may require in our leases that tenants operate in compliance with all applicable laws and indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could nonetheless be subject to liability by virtue of our ownership interest and we cannot be sure that our tenants would satisfy their indemnification obligations to us. Such environmental liability exposure associated with properties we acquire could harm our business, financial condition, liquidity and results of operations.

Risks Related to Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all. In addition, banks, financial institutions, and other capital market participants may be reluctant to enter into lending and other financing transactions with us because we acquire properties used in the cultivation and production of cannabis. If one or more of these sources of funding is unavailable to us, it could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We expect to acquire additional real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the cannabis industry, restrictions that potential investors may have to own our equity or debt due to our tenant's operations in the regulated cannabis industry, changes in market conditions for the regulated cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, restrictions imposed on potential investors and other capital markets participants due to our tenants' operations in the regulated cannabis industry, and the market's perception of our current and potential future earnings. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation, production or dispensing of cannabis. If this source of funding is unavailable to us, our growth may be limited and our levered return on the properties we purchase may be lower.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, securities clearing firms may refuse to accept deposits of our securities, which may negatively impact the trading of our securities and have a material adverse impact on our ability to obtain capital.

In recent years, general financial conditions have deteriorated significantly, which has also significantly reduced our access to capital. If sustained, this would have a material adverse effect on our business, financial condition and results of operations, including our ability to continue to make acquisitions of new properties and fund draws for future improvements at existing properties.

Our Notes due 2026 and any future indebtedness reduce our cash available for distribution and may expose us to the risk of default.

As of December 31, 2024, we had outstanding $300.0 million aggregate principal amount of our Notes due 2026. Payments of principal and interest on our Notes due 2026 and borrowings that we may incur in the future, including pursuant to the Revolving Credit Facility, may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to satisfy the requirements for REIT qualification. Our level of debt and the limitations imposed on us by these debt agreements could have significant material and adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;

- we may be unable to borrow additional funds as needed or on favorable terms, or at all;

- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

- to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

- we may be forced to dispose of one or more of the properties that we expect to acquire, possibly on disadvantageous terms;

- we may default on our obligations or violate restrictive covenants, in which case the lenders may accelerate these debt obligations; and

- our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

A downgrade in our investment grade credit rating could materially adversely affect our business and financial condition.

There can be no assurance that we will be able to maintain our current credit rating. Any downgrade in terms of rating or outlook by the rating agency could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our financial condition, results of operations and liquidity and a material adverse effect on the market price of our common stock.

The terms governing our Notes due 2026 and the Revolving Credit Facility include restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to make distributions to our stockholders.

The indenture governing the Notes due 2026 and the Loan Agreement governing the Revolving Credit Facility each contains financial and operating covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to (1) consummate a merger, consolidation or sale of all or substantially all of our assets and (2) incur additional secured and unsecured indebtedness.

The covenants relating to our Notes due 2026 and Revolving Credit Facility may adversely affect our flexibility and our ability to achieve our operating plans. Our ability to comply with these covenants and other provisions relating to our indenture governing the Notes due 2026 and the Loan Agreement governing the Revolving Credit Facility may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it, pursue our business plan or make distributions to our stockholders.

Risks Related to Our Organization and Structure

Our senior management team manages our portfolio subject to very broad investment guidelines.

Our senior management team has broad discretion over our investments, and our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in periodic filings with the SEC. We rely on the senior management team's ability to execute acquisitions and dispositions of properties, subject to the oversight and approval of our board of directors. Our senior management team is authorized to pursue acquisitions and dispositions of real estate investments in accordance with very broad investment guidelines, subject to approval of our board of directors.

Our board of directors may change our investment objectives and strategies without stockholder consent.

Our board of directors determines our major policies, including with regard to financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and Maryland General Corporation Law (the "MGCL"), our stockholders generally have a right to vote only on the following matters:

- the election or removal of directors;

- the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

    o change our name;

    o change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

- increase or decrease the aggregate number of shares of stock that we have the authority to issue;

- increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

- effect certain reverse stock splits;

- our liquidation and dissolution; and

- our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Certain provisions of Maryland law could inhibit changes in control.

Under the MGCL, "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as: (a) any person who beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, or held by an affiliate or associate of the interested stockholder unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The "control share" provisions of the MGCL provide that, subject to certain exceptions, a holder of "control shares" of a Maryland corporation (defined as shares which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL, or Subtitle 8, permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, some of which (for example, a classified board) we do not yet have. Our charter provides that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board, only with cause, (ii) vest in the board of directors the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting of our stockholders.

These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Severance agreements with our executive officers could be costly and prevent a change in our control.

The severance agreements that we entered into with our executive officers provide that, if their employment with us terminates under certain circumstances (including upon a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Because of our holding company structure, we depend on our Operating Partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general and limited partnership interests in our Operating Partnership. We conduct, and intend to continue to conduct, all of our business operations through our Operating Partnership. Accordingly, our only source of cash to pay our obligations is distributions from our Operating Partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our Operating Partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our Operating Partnership's subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full. Furthermore, U.S. bankruptcy courts have generally refused to grant bankruptcy protections to cannabis businesses.

Our Operating Partnership may issue additional limited partnership interests to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and would have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

We are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, 100% of the outstanding partnership interests in our Operating Partnership. We may, in connection with our acquisition of properties or otherwise, cause our Operating Partnership to issue additional limited partnership interests to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our Operating Partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

If we issue limited partnership interests in our Operating Partnership in exchange for property, the value placed on such partnership interests may not accurately reflect their market value, which may dilute your interest in us.

If we issue limited partnership interests in our Operating Partnership in exchange for property, the per unit value attributable to such interests will be determined based on negotiations with the property seller and, therefore, may not reflect the fair market value of such limited partnership interests if a public market for such limited partnership interests existed. If the value of such limited partnership interests is greater than the value of the related property, your interest in us may be diluted.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

We have entered into indemnification agreements with each of our executive directors and officers that provide for indemnification to the maximum extent permitted by Maryland law. Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers and our stockholders for money damages except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed only with cause upon the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a vote of the majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In order for us to qualify as a REIT under the Code, the relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock, including our 9.00% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"). These ownership limits and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We plan to continue to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We engage primarily in the business of investing in real estate and we have not and do not intend to register as an investment company under the Investment Company Act. If our primary business were to change in a manner that would require us register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to Our Securities

The market prices and trading volumes of our common stock and Series A Preferred Stock have been and may continue to be volatile.

The market prices for our common stock and Series A Preferred Stock have been, and may continue to be, volatile. In addition, the trading volume in our common stock and Series A Preferred Stock has fluctuated and may continue to fluctuate, resulting in significant price variations.

Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of our common stock and preferred stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

- changes in government policies, regulations or laws;

- the performance of our current properties and additional properties that we acquire;

- our ability to make acquisitions on preferable terms or at all;

- equity issuances by us, including issuances by us of shares of common stock under our ATM Program, or share resales by our stockholders, or the perception that such issuances or resales may occur;

- actual or anticipated accounting problems;

- publication of research reports about us, the real estate industry or the cannabis industry;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we may incur in the future;

- interest rate changes;

- additions to or departures of our senior management team;

- speculation in the press or investment community or negative press in general;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

- failure to maintain our qualification as a REIT;

- refusal of securities clearing firms to accept deposits of our securities;

- a delisting of our common stock or preferred stock from the New York Stock Exchange ("NYSE");

- the realization of any of the other risk factors presented in this report;

- actions by institutional stockholders;

- price and volume fluctuations in the stock market generally; and

- market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.

Market factors unrelated to our performance could also negatively impact the market price of our common stock and preferred stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock or Series A Preferred Stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock or Series A Preferred Stock.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

Subject to applicable law, our board of directors, without stockholder approval, may authorize us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. If any preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Furthermore, we intend to file an automatic shelf registration statement, which may permit us, from time to time, to offer and sell common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

Additionally, from time to time we also may issue shares of our common stock or operating partnership units of our Operating Partnership in connection with property acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or operating partnership units of our Operating Partnership, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

As of December 31, 2024, 28,331,833 shares of our common stock were issued and outstanding, and we had reserved an additional 457,654 shares of common stock for future issuance under our 2016 Omnibus Incentive Plan (the "2016 Plan"). In addition, as of December 31, 2024, we had $490.0 million in shares of common stock and/or Series A Preferred Stock available for future issuance under the ATM Program. The existence of operating partnership units, shares of Series A Preferred Stock, shares of our common stock reserved for issuance under our 2016 Plan and shares available for future issuance under the ATM Program may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

We cannot assure you of our ability to make distributions in the future. We may be unable to pay or maintain cash dividends, and may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with U.S. generally accepted accounting principles ("GAAP")), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We may not continue our current level of distributions to stockholders. Our board of directors will determine future distributions based on a number of factors, including cash available for distribution, economic conditions, operating results, our financial condition, especially in relation to our anticipated future capital needs, then current expansion plans, the distribution requirements for REITs, and other factors our board deems relevant. In addition, we may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations.

Our charter permits us to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.

Our organizational documents permit us to make distributions from any source. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use our cash on hand, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions. It is possible that any distributions declared will be paid from our cash on hand or future issuances of shares of our common stock or preferred stock, which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties, future issuances of securities or cash on hand, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of common stock and preferred stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions.

The market price of our common stock and Series A Preferred Stock could be materially and adversely affected by our level of cash distributions.

The market value of our common stock and Series A Preferred Stock is based primarily upon the market's perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or re-financings, and is secondarily based upon the real estate market value of our underlying assets. For that reason, our stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our common stock and Series A Preferred Stock.

We may enter into forward sale transactions that subject us to certain risks.

We may enter into forward sale agreements, including under our ATM Program, that subject us to certain risks. The future issuance of any shares of common stock upon settlement of any forward sale agreement will result in dilution to our earnings per share, return on equity, and dividends per share. The purchase of common stock in connection with the unwinding of the forward purchaser's hedge position could cause our stock price to increase (or prevent a decrease) over such time, thereby increasing the amount of cash we would owe (or decreasing the amount of cash owed to us) upon a cash settlement. In addition, pursuant to each forward sale agreement, the relevant forward purchaser will have the right to accelerate the settlement of the forward sale agreement in connection with certain specified events. In such cases, we could be required to settle that particular forward sale agreement and issue common stock irrespective of our capital needs.

Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract" as defined in the Code. However, because it is not clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment is uncertain. In the event that we recognize a significant gain from a forward sale agreement, we may not be able to satisfy the gross income requirements applicable to REITs under the Code, may not be able to rely upon certain relief provisions and could lose our REIT status under the Code. Even if relief provisions apply, we would be subject to a tax based on the amount of non-qualifying income.

Risks Related to Our Taxation as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders and have significant adverse consequences on the market price of our common stock and existing preferred stock.

We have made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2017. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and intend to continue to operate in such a manner in the future. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "Service") that we qualify as a REIT, and the statements in this report are not binding on the Service or any court. Qualification as a REIT involves the application of highly technical and complex Code provisions and regulations promulgated by the U.S. Treasury Department thereunder ("Treasury Regulations") for which there are limited judicial and administrative interpretations. Accordingly, we cannot provide assurance that we will qualify or remain qualified as a REIT.

To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions to stockholders. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate in a manner to qualify as a REIT, in view of the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we cannot provide assurance that we will so qualify for any particular year. These considerations also might restrict the types of income we can realize, or assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax (for taxable years beginning before December 31, 2017), on our taxable income at regular corporate rates and possibly increased state and local taxes. We will not be able to deduct distributions to our stockholders in any year in which we fail to qualify, nor will we be required to make distributions to our stockholders. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. If we fail to qualify as a REIT, all distributions to stockholders, to the extent of current and accumulated earnings and profits, will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributions may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Furthermore, if we fail to qualify as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

To qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gain) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we can provide no assurances that we will have sufficient cash or other liquid assets to meet these requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts. In addition, if the Service were to disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed medical cannabis tenants, are primarily or vicariously liable for "trafficking" a Schedule I substance (cannabis) under Section 280E of the Code or otherwise, we would be unable to meet the distribution requirements and would fail to qualify as a REIT. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.

We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur U.S. federal income tax, U.S. federal excise tax and/or our REIT status may be jeopardized.

If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur U.S. federal income tax and jeopardize our REIT status.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any State in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of cannabis products. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants will likely be subject to Section 280E. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule 1 substance (cannabis) under section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to qualify as a REIT. Because we are not engaged in the purchase and/or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E. However, there is no assurance that the Service will not take such a position either currently or in the future.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as taxable REIT subsidiaries ("TRSs"), and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. If we fail to comply with these asset requirements at the end of any calendar quarter, we generally must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

The tax on prohibited transactions could limit our ability to engage in certain transactions or subject us to a 100% penalty tax.

We are subject to a 100% tax on any income from a prohibited transaction. "Prohibited transactions" generally include sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. It is likely that we may sell certain properties that have not met all of the requirements of such safe harbor if we believe the transaction would not be a prohibited transaction based on a facts and circumstances analysis. If the Service were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to a 100% penalty tax with respect to such sale.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board of directors determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends (other than capital gain dividends) payable by REITs, however, generally are not eligible for the reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our common stock.

Non-corporate stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS, provided, however, losses in a TRS arising in taxable years beginning after December 31, 2017 may only be deducted against 80% of future taxable income in the TRS.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We purchase many properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Service could challenge such characterization. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Non-U.S. stockholders will generally be subject to withholding tax with respect to our ordinary dividends.

Non-U.S. stockholders generally will be subject to U.S. federal withholding tax on ordinary dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect, and may adversely affect us and our stockholders. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.

It remains unclear what impact the rescission of the Cole Memo may have on our ability to qualify as a REIT. If rescission of the Cole Memo is followed by strict enforcement of federal prohibitions regarding cannabis, the Service could seek to apply the provisions of Section 280E of the Code to our company. Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any State in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of cannabis products. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule I substance (cannabis) under Section 280E of the Code or for any other violations of the CSA, the Service may apply the provisions of Section 280E of the Code to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to qualify as a REIT.

In addition, tax legislation originally introduced as the Tax Cuts and Jobs Act and signed into law in December 2017 (the "TCJA") makes numerous changes to the tax rules that do not affect the REIT qualification rules directly, but may otherwise affect us or our stockholders. Among the changes made by the TCJA are permanently reducing the generally applicable corporate tax rate, generally reducing the tax rate applicable to individuals and other non-corporate taxpayers for tax years beginning after December 31, 2017 and before January 1, 2026, eliminating or modifying certain previously allowed deductions (including substantially limiting interest deductibility and, for individuals, the deduction for non-business state and local taxes), and, for taxable years beginning after December 31, 2017 and before January 1, 2026, providing for preferential rates of taxation through a deduction of up to 20% (subject to certain limitations) on most ordinary REIT dividends and certain trade or business income of non-corporate taxpayers. The TCJA also imposes new limitations on the deduction of net operating losses, which may result in us having to make additional taxable distributions to our stockholders in order to comply with REIT distribution requirements or avoid taxes on retained income and gains. The effect of the significant changes made by the TCJA is highly uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of any technical corrections with respect to the TCJA could have an adverse effect on us or our stockholders.

Any repurchase of our Notes due 2026 at a discount may result in cancellation of debt income.

Any repurchase of our outstanding Notes due 2026 at a discount may result in us recognizing cancellation of debt ("COD") income for U.S. federal income tax purposes generally in an amount equal to the discount. COD income must generally be included in our REIT taxable income. While a REIT's COD income is not taken into account in determining whether a REIT satisfies the tax requirements mandating that certain percentages of a REIT's gross income be from specified sources and the tax rules also provide an exception from the distribution requirement for a REIT's "excess noncash income" (including COD income), the amount of excess noncash income is determined by a formula and may be significantly less than the amount of the REIT's actual noncash income (including COD income). Moreover, even when a REIT's distribution requirement is reduced by the exclusion of excess noncash income, the REIT is taxable at regular corporate income tax rates on its undistributed REIT taxable income and there may be other tax implications that could adversely affect our operations or financial condition.

General Risk Factors

We are dependent on our key personnel for our success.

We depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team, and our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our business. If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our senior management team's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our common stock may decline.

Furthermore, we may retain independent contractors to provide various services for us, including administrative services, transfer agent services and professional services. Such contractors have no fiduciary duty to us and may not perform as expected or desired.

The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation.

We rely on technology to run our business, and as such we are subject to risk from cyber incidents, including cyberattacks attempting to gain unauthorized access to our systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we have implemented measures to help mitigate these threats, such measures cannot guarantee that we will be successful in preventing a cyber incident. The occurrence of a cyber incident or cyberattack could disrupt our operations, compromise the confidential information of our employees or tenants, and/or damage our business relationships and reputation.

Contingent or unknown liabilities could materially and adversely affect our business, financial condition, liquidity and results of operations.

We acquired our properties and may in the future acquire properties, subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 1C. *CYBERSECURITY*

Risk Management and Strategy

Our corporate information technology, communication networks, enterprise applications, accounting and financial reporting platforms, and related systems are necessary for the operation of our business. We use these systems, among others, to manage our tenant and vendor relationships, for internal communications, for accounting and record-keeping functions, and for many other key aspects of our business. Our business operations rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data.

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including confidential information that is proprietary, strategic or competitive in nature, and tenant data ("Information Systems and Data").

We rely on a multidisciplinary team, as described further below, to identify, assess, and manage cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, using manual and automated tools, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating our industry's risk profile, and conducting threat and vulnerability assessments.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including risk assessments, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, systems monitoring, employee training, and penetration testing.

To operate our business, we utilize certain third-party service providers to perform a variety of functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, conducting security assessments, and conducting periodic reassessments during their engagement.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K, including "The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation," for additional discussion about cybersecurity-related risks.

Governance

Our board of directors holds oversight responsibility over our strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. The audit committee of the board of directors oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The audit committee engages in regular discussions with management regarding our significant financial risk exposures and the measures implemented to monitor and control these risks, including those that may result from material cybersecurity threats.

Our management, represented by our Chief Operating Officer, Catherine Hastings, leads our cybersecurity risk assessment and management processes and oversees their implementation and maintenance. Ms. Hastings is an experienced risk management professional, having previously served as our Chief Financial Officer and Treasurer from 2017 until March 2023, and as Vice President, internal audit of BioMed Realty Trust, Inc. (formerly NYSE: BMR) until December 2016, having joined BioMed Realty in 2009. Ms. Hastings currently oversees key functions for our development, asset management, human resources and information technology functions, including cybersecurity risk oversight and the development and enhancement of internal controls designed to prevent, detect, address, and mitigate the risk of cyber incidents. Since 2016, we have retained a third-party information technology specialist to develop and maintain our information technology infrastructure and network, who has extensive experience in the development of business processes, system infrastructure design and cybersecurity for large-scale, institutional real estate companies.

Management is responsible for helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Management is responsible for approving cybersecurity processes, reviewing cybersecurity assessments and other cybersecurity-related matters, and responding to cybersecurity incidents, including reporting to the audit committee for certain cybersecurity incidents. Our management team also evaluates the potential impact of cybersecurity incidents to determine materiality. This evaluation considers factors such as the nature and scope of the incident, and its effects on operations, assets, or reputation. The audit committee holds quarterly meetings and receives periodic reports from management, including our Chief Operating Officer and third-party information technology expert, concerning our significant cybersecurity threats and risks and the processes we have implemented to address them.

ITEM 2. *PROPERTIES*

Information pertaining to our properties can be found under Item 1 and Schedule III.

ITEM 3. *LEGAL PROCEEDINGS*

For a description of our legal proceedings, see Note 11 "Commitments and Contingencies — Litigation" to our consolidated financial statements, which is hereby incorporated by reference.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on the NYSE under the symbol "IIPR." As of February 14, 2025, there were 32 holders of record of our common shares. This number excludes our common shares owned by stockholders holding under nominee security position listings.

We have elected to be treated as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with GAAP), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our taxable income to holders of our common stock out of assets legally available therefor. However, we cannot assure you that distributions will be made or sustained. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our actual results of operations, economic conditions, maintenance of REIT qualification and the applicable provisions of the MGCL and such other factors as our board may determine in its sole discretion.

Our organizational documents permit us to make distributions from any source. If our cash available for distribution is insufficient to cover our distributions, we expect to use the proceeds from the issuance of securities, the proceeds from borrowings or other sources to pay distributions. During our initial years of operation, we expect that a portion of our distributions declared may be paid from offering proceeds, which would constitute a return of capital to our stockholders.

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain.

Information about our equity compensation plans and other related stockholder matters is incorporated by reference in Item 12 of Part III of this Annual Report on Form 10-K.

Stock Performance Graph

The following graph shows a comparison from January 1, 2020 to December 31, 2024 of cumulative total stockholder return, calculated on a dividends reinvested basis, for Innovative Industrial Properties, Inc., the S&P 500 Stock Index, or the S&P 500, and the MSCI US REIT Index, which includes all tax-qualified equity REITs listed in the United States. Note that historic stock price performance is not necessarily indicative of future stock price performance. The stock performance graph should not be deemed filed or incorporated by reference into any other filing made by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the stock performance graph by reference in another filing.



Source: SNL Financial

Recent Sales of Unregistered Securities

During the year ended December 31, 2024, we issued 28,408 shares of our common stock upon exchange by holders of $4.3 million of outstanding principal amount of our Exchangeable Senior Notes. Such shares of our common stock were issued in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended.

For information regarding our Exchangeable Senior Notes, see Note 7 "Debt" in the notes to our consolidated financial statements.

ITEM 6. *[RESERVED]*

Not applicable.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Cautionary Statement Regarding Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see Item 1A, "Risk Factors."

Overview

We are an internally-managed REIT focused on the acquisition, ownership and management of specialized industrial properties in the United States. Our properties are leased to experienced, state-licensed operators for their regulated cannabis facilities. We have leased and expect to continue to lease our properties on a triple-net lease basis, where the tenant is generally responsible for all aspects of and costs related to the property and its operation during the lease term, including structural repairs, maintenance, real estate taxes and insurance.

We were incorporated in Maryland on June 15, 2016. We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT structure, in which our properties are owned by our Operating Partnership, directly or through subsidiaries. We are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, 100% of the limited partnership interests in our Operating Partnership. As of December 31, 2024, we had 22 full-time employees.

As of December 31, 2024, we owned 109 properties comprising 9.0 million square feet (including 666,000 rentable square feet under development/redevelopment) in 19 states. As of December 31, 2024, we had invested $2.4 billion in the aggregate (consisting of purchase price and funding of draws for improvements submitted by tenants, if any, but excluding transaction costs) and had committed an additional $38.3 million to fund draws to certain tenants and vendors for improvements at our properties. Of the $38.3 million committed to fund draws to certain tenants and vendors for improvements at our properties, $11.4 million was incurred but not funded as of December 31, 2024.

Of these properties, we include 106 properties in our operating portfolio, which were 98.3% leased as of December 31, 2024, with a weighted-average remaining lease term of 13.7 years.

We do not include in our operating portfolio the following properties (all of which were under development/redevelopment as of December 31, 2024, and together are expected to comprise 491,000 rentable square feet upon completion of development/redevelopment):

- 63795 19th Avenue in Palm Springs, California (pre-leased);

- Inland Center Drive in San Bernardino, California; and

- Leah Avenue in San Marcos, Texas.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend on the rental revenue we receive from the properties that we acquire, the timing of lease expirations, general market conditions, the regulatory environment in the cannabis industry, and the competitive environment for real estate assets that support the regulated cannabis industry.

Rental Revenues

We receive income primarily from rental revenue generated by the properties that we acquire. The amount of rental revenue depends upon a number of factors, including:

- our ability to enter into leases with increasing or market value rents for the properties that we acquire; and

- rent collection, which primarily relates to each of our current and future tenant's financial condition and ability to make rent payments to us on time.

The properties that we acquire consist of primarily real estate assets that support the regulated cannabis industry. Most states where we own properties issue licenses for cannabis operations for a limited period. If one or more of our tenants are unable to renew or otherwise maintain their licenses or other state and local authorizations necessary to continue its cannabis operations, such tenants may default on their lease payments to us. Current unfavorable market dynamics in the regulated cannabis industry have adversely affected our ability to re-lease properties upon tenant defaults at the rental rates we currently receive and, in some cases, for prolonged periods. See the section entitled "Business – Tenant Concentration" for a discussion of our recent tenant defaults. Furthermore, changes in federal law and current favorable state or local laws in the cannabis industry may impair our ability to renew or re-lease properties and the ability of our tenants to fulfill their lease obligations and could materially and adversely affect our ability to maintain or increase rental rates for our properties.

Conditions in Our Markets

Positive or negative changes in regulatory, economic or other conditions, drought, and natural disasters in the markets where we acquire properties may affect our overall financial performance.

Our tenants primarily operate in the regulated cannabis industry. Market dynamics and the regulatory regime in the states where they operate create challenges that impact our tenants' businesses and may decrease future demand for regulated cannabis cultivation and production facilities. These challenges include federal, state and local taxation burdens; ineffective enforcement policies with respect to the illicit cannabis market; declines in unit pricing for regulated cannabis products; limited access to capital; and inflation and supply chain constraints. The resulting adverse impact on the Company's and our tenants' financial condition, results of operations, and cash flows depends on the extent and duration of these challenges in the regulated cannabis markets where we own properties, which are further described below.

Market Dynamics in Regulated Cannabis State Programs

States vary significantly in their market dynamics, driven by many factors, including, but not limited to, regulatory frameworks, enforcement policies with respect to illicit, unlicensed cannabis operations, taxation and licensing structures. Ineffective enforcement policies with respect to illicit cannabis sales in a particular state may significantly limit the growth and profitability of operators in that state's regulated cannabis market.

Unit Pricing for Regulated Cannabis Products

Many states have experienced declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have consolidated operations or shuttered certain operations to reduce costs, which could have a negative impact on operators' demand for regulated cannabis facilities, including our existing tenants.

Inflation and Supply Chain Constraints

The U.S. economy has experienced a sustained increase in inflation rates in recent years, which we believe is negatively impacting our tenants. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which are resulting in cost overruns and delays in commencing operations on certain of our tenants' projects.

Capital Availability for Tenants

Recently, financial markets have been volatile, reflecting heightened geopolitical risks and material tightening of financial conditions since the U.S. Federal Reserve began increasing interest rates in spring of 2022 and continued uncertainty regarding monetary policy.

Driven in part by overall macroeconomic conditions, since 2021 capital availability has declined for regulated cannabis operators. According to Viridian Capital Advisors ("Viridian"), worldwide cannabis capital raises in 2024 increased slightly over 2023, with less than $2.3 billion in total capital raises, versus over $1.9 billion in 2023, $4.3 billion in 2022 and over $12.0 billion in 2021. Also, according to Viridian, mergers and acquisitions activity in the North American regulated cannabis industry declined in 2024 to $1.2 billion, down from $1.8 billion in 2023.

Capital raising activities by U.S. REITs continued to increase in 2024 with $85 billion of capital raised compared to $62 billion in 2023. According to the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), U.S. REIT 2024 capital raising was higher than 2022 and 2023, but remained lower than 2019-2021 levels.

Significant Tenants and Concentrations of Risk

As of December 31, 2024, we owned 109 properties located in 19 states. Many of our tenants are tenants at multiple properties. We seek to manage our portfolio-level risk through geographic diversification and by minimizing dependence on any single property or tenant. At December 31, 2024, our largest property was located in New York and accounted for 5.5% of our net real estate held for investment. No other properties accounted for more than 5% of our net real estate held for investment at December 31, 2024. See Note 2 "Summary of Significant Accounting Policies and Procedures" in the notes to the consolidated financial statements for further information regarding the tenants in our portfolio that represented the largest percentage of our total rental revenues for the year ended December 31, 2024.

Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds, lenders and other real estate investors, as well as potential tenants (cannabis operators themselves), all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis operations. Competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we acquire, which would adversely affect our financial results.

Operating Expenses

Our operating expenses include general and administrative expenses, including personnel costs, stock-based compensation, and legal, accounting and other expenses related to corporate governance, public reporting and compliance with the various provisions of U.S. securities laws. Our operating expenses also include costs that we incur for properties, including taxes, insurance, maintenance, security, utilities and other property-specific costs. We generally expect to structure our leases so that the tenant is responsible for real estate taxes, maintenance, insurance, and structural repairs with respect to the premises throughout the lease term. Increases or decreases in such operating expenses will impact our overall financial performance.

Our Qualification as a REIT

We have been organized and operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes. Shares of our common stock and Series A Preferred Stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. In order for us to qualify as a REIT under the Code, the relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or Series A Preferred Stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock.

Results of Operations

Investments

See Note 6 "Investments in Real Estate" in the notes to the consolidated financial statements for information regarding our investments in real estate and property portfolio activity during the year ended December 31, 2024. In March 2023, we sold the portfolio of four properties in California previously leased to affiliates of Vertical for $16.2 million (excluding transaction costs) with a secured loan for $16.1 million with the buyer of the properties. The transaction did not qualify for recognition as a completed sale since not all of the criteria were met. Accordingly, we have not derecognized the assets transferred. All consideration received, as well as any future payments, from the buyer is recognized as a deposit liability and is included in other liabilities on our consolidated balance sheet until such time the criteria for recognition as a sale have been met. In addition, as we have not met all of the held-for-sale criteria, land and building and improvements with gross carrying values of $3.4 million and $13.9 million, respectively, and accumulated depreciation of $2.0 million as of December 31, 2024, remain on the consolidated balance sheets, and the buildings and improvements continue to be depreciated. During the year ended December 31, 2024, we received cash interest payments of $1.1 million, which has been recorded as a liability as of December 31, 2024.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, for a comparison of the years ended December 31, 2023 and December 31, 2022.

Comparison of the Years Ended December 31, 2024 and 2023 *(in thousands)*

| | Years Ended December 31, | | Change |
	2024	2023	
Revenues:			
Rental (including tenant reimbursements)	$ 306,936	$ 307,349	$ (413)
Other	1,581	2,157	(576)
Total revenues	308,517	309,506	(989)
Expenses:			
Property expenses	28,472	24,893	3,579
General and administrative expense	37,444	42,832	(5,388)
Depreciation and amortization expense	70,807	67,194	3,613
Total expenses	136,723	134,919	1,804
Gain (loss) on sale of real estate	(3,449)	—	(3,449)
Income from operations	168,345	174,587	(6,242)
Interest income	10,988	8,446	2,542
Interest expense	(17,672)	(17,467)	(205)
Gain (loss) on exchange of Exchangeable Senior Notes	—	22	(22)
Net income	161,661	165,588	(3,927)
Preferred stock dividends	(1,804)	(1,352)	(452)
Net income attributable to common stockholders	$ 159,857	$ 164,236	$ (4,379)

Revenues

Rental Revenues. Rental revenues for the year ended December 31, 2024 were $306.9 million, compared to $307.4 million for the year ended December 31, 2023, reflecting a decrease of $0.4 million or less than 1%. This decrease in rental revenues was primarily related to certain properties we took back possession of or sold since 2023, lease amendments that adjusted and deferred rent for certain properties, partial payment of rent by certain tenants and two leases that were classified as sale-type leases starting in January 2024 where rental revenue collected is recognized as a deposit liability and is included in other liabilities in our consolidated balance sheet as of December 31, 2024. The decrease was partially offset by the $3.9 million disposition-contingent lease termination fee that was received in connection with the sale of our property in Los Angeles, California, amendments to leases for additional improvement allowances at existing properties that resulted in adjustments to rent, revenue from the two properties we acquired in 2024 and contractual rent escalations on our other existing properties.

For the year ended December 31, 2024, we applied $7.7 million of security deposits for payment of contractual rent on properties leased to six tenants. For the year ended December 31, 2023, we applied $8.7 million of security deposits for payment of contractual rent on properties leased to five tenants.

Rental revenues for the year ended December 31, 2024 were negatively impacted by non-collection of rent from properties in our operating portfolio totaling $5.5 million.

While we have re-leased several properties that we regained possession of, the rent commencement on certain of these properties is contingent on the tenants obtaining the requisite approvals to operate. We have also granted temporary rent abatements in certain instances as tenants transition into the properties and commence operations. As a result, we do not expect to recognize rental revenue from those properties until such events have occurred.

Other Revenues. Other revenues for the years ended December 31, 2024 and 2023 consist of interest revenue related to leases for property acquisitions that did not satisfy the requirements for sale-leaseback accounting. The decrease in other revenues for the year ended December 31, 2024 was primarily due to non-collection of $0.6 million in rent from one property, partially offset by the application of $0.2 million of security deposits.

Expenses

Property Expenses. Property expenses for the year ended December 31, 2024 increased by $3.6 million, or 14%, to $28.5 million, compared to $24.9 million for the year ended December 31, 2023. The increase was primarily due to additional investment in existing properties, which resulted in higher property tax that we paid for our properties, as well as higher property expenses related to properties that we have regained possession of but not yet leased. Property expenses related to leased properties are generally reimbursable to us by the tenants under the terms of the leases.

General and Administrative Expense. General and administrative expense for the year ended December 31, 2024 decreased by $5.4 million, or 13%, to $37.4 million, compared to $42.8 million for the year ended December 31, 2023. The decrease in general and administrative expense was primarily due to lower tenant litigation-related expense incurred, which decreased by $1.8 million compared to 2023, and lower compensation to employees compared to the prior year. The lower compensation was primarily due to the expiration of the performance share units ("PSUs") granted in 2021 on December 31, 2023 (which were forfeited in their entirety as they failed to meet the threshold for any payout as of that date) resulting in a decrease of $4.0 million in PSU related stock-based compensation, which was partially offset by an increase to non-PSU related stock-based compensation for employees and directors.

Compensation expense for the year ended December 31, 2024 and 2023 included $17.3 million and $19.6 million, respectively, of non-cash stock-based compensation.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2024 increased by $3.6 million, or 5%, to $70.8 million, compared to $67.2 million for the year ended December 31, 2023. The increase in depreciation and amortization expense was primarily related to depreciation on the two properties we acquired in 2024 and the placement into service of construction and improvements at certain of our properties.

Loss on Sale of Real Estate. Amount relates to the sale of one property in Los Angeles, California (see Note 6 "Investments in Real Estate" to our consolidated financial statements included in this report for more information).

Interest Income. Interest income for the year ended December 31, 2024 increased by $2.6 million, or 30%, to $11.0 million, compared to $8.4 million for the year ended December 31, 2023. The increase in interest income was primarily due to an additional $3.3 million of interest received on our construction loan, which was partially offset by a $0.7 million decrease to interest earned on our interest-bearing cash and cash equivalents and short-term investments.

Interest Expense. Interest expense primarily consists of interest on our Notes due 2026. The increase to interest expense was due to a $0.3 million increase of non-cash interest expense related to the Revolving Credit Facility, which was partially offset by a decrease in interest expense on our Exchangeable Senior Notes as a result of their maturity in February 2024.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in Item 8, "Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	Year Ended December 31,		
	2024	2023	Change
Net cash provided by (used in) operating activities	$ 258,446	$ 255,543	$ 2,903
Net cash provided by (used in) investing activities	(55,996)	(6,788)	(49,208)
Net cash provided by (used in) financing activities	(197,904)	(195,628)	(2,276)
Ending cash, cash equivalents and restricted cash	146,245	141,699	4,546

Operating Activities

Cash flows provided by operating activities for the years ended December 31, 2024 and 2023 were $258.4 million and $255.5 million, respectively. Cash flows provided by operating activities were generally from contractual rent and tenant reimbursements from our properties, partially offset by our general and administrative expense, interest expense, property expenses in excess of tenant reimbursements and property expenses at properties that were not leased. The increase in cash flows provided by operating activities from 2023 to 2024 was primarily due to the $3.9 million disposition-contingent lease termination fee that was received concurrently with the sale of our property in Los Angeles, California.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2024 included $82.6 million of purchases of investments in real estate, funding of draws for improvements and construction, and funding of construction loan and other investments in the aggregate, partially offset by $9.1 million in proceeds related to the sale of our Los Angeles, California property and $17.5 million of net maturities of short-term investments.

Cash flows used in investing activities for the year ended December 31, 2023 included $189.0 million of purchases of investments in real estate, funding of draws for improvements and construction, and funding of construction loan and other investments in the aggregate, partially offset by $182.2 million of net maturities of short-term investments.

The year-over-year decrease in purchases of investments in real estate, funding of draws for improvements and construction, and funding of construction loan and other investments was due to smaller acquisitions and lower development activities as certain projects were completed during 2024.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2024 were $197.9 million, primarily related to dividend payments of $213.5 million to common and preferred stockholders, principal payment on the Exchangeable Senior Notes of $4.4 million, and $1.4 million related to the net share settlement of equity awards to pay the required withholding taxes upon vesting of restricted stock for certain employees and payment of deferred financing costs, partially offset by $11.8 million in net proceeds from the issuance of our common stock and $9.6 million in net proceeds from the issuance of our Series A Preferred Stock pursuant to our ATM program.

Cash flows used in financing activities for the year ended December 31, 2023 were $195.6 million, primarily related to dividend payments of $204.1 million to common and preferred stockholders and $1.1 million related to the net share settlement of equity awards to pay the required withholding taxes upon vesting of restricted stock for certain employees and payment of deferred financing costs, partially offset by $9.6 million in net proceeds from the issuance of our common stock.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We expect to use significant cash to acquire additional properties, develop and redevelop existing properties, pay dividends to our stockholders, fund our operations, service our Notes due 2026 and meet other general business needs.

Sources and Uses of Cash

We derive substantially all of our revenues from the leasing of our properties and collecting rental income, which includes operating expense reimbursements, based on contractual arrangements with our tenants. This source of revenue represents our primary source of liquidity to fund our dividends, Notes due 2026 interest payments, repayments of borrowings and interest payments under our Revolving Credit Facility, general and administrative expenses, property development and redevelopment activities, property operating expenses and other expenses incurred related to managing our existing portfolio and investing in additional properties. Because substantially all of our leases are triple net, our tenants are generally responsible for the maintenance, insurance and property taxes associated with the properties they lease from us. If a tenant defaults on one of our leases or the lease term expires with no tenant renewal, we would incur property costs not paid by the tenant during the time it takes to re-lease or sell the property.

In July 2022, Kings Garden defaulted on its obligations to pay rent at all of the properties that Kings Garden leases from us. In September 2023, we regained possession of the four remaining properties that Kings Garden had occupied, where Kings Garden paid stipulated rent during its period of occupancy until September 20, 2023. In November 2022, Parallel defaulted on its obligations to pay rent at one of our properties in Pennsylvania, and we regained possession of that property in October 2023. Also in November 2022, Green Peak defaulted on its obligations to pay rent at one of our properties in Michigan. During 2023, a receiver was appointed over substantially all of Green Peak's assets, and we regained possession of one property that was under redevelopment as a regulated cannabis cultivation and processing facility and three retail properties in Michigan. In February 2024, we regained possession of the remaining regulated cannabis cultivation and processing facility that was leased to Green Peak. In February 2023, Parallel also defaulted on its obligations to pay rent at one of our properties in Texas, and we regained possession of that property in March 2023.

In May 2024, Temescal Wellness defaulted on its obligations to pay rent at one of our properties in Massachusetts and we regained possession of that property in September 2024.

In December 2024, PharmaCann defaulted on its obligations to pay rent for the month of December under six of its eleven leases for properties located in Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania. December rent, including base rent, property management fees and estimated tax and insurance payments, totaled $4.3 million for these six properties. In January 2025, we entered into lease amendments with PharmaCann with respect to nine of its leases for properties located in New York, Illinois, Pennsylvania, Ohio, and Colorado. Those amendments reduced cumulative total base rent from $2.8 million per month to $2.6 million per month, with cash rent payments commencing February 1, 2025, and provided for pro-rata replenishment of security deposits over thirty-six months commencing February 1, 2027. We also entered into amendments with PharmaCann with respect to two of its leases for cultivation properties in Michigan and Massachusetts. Those amendments provide that monthly base rent of $1.3 million for these two properties will be abated in full effective February 1, 2025 and, if the properties have not been transitioned to new tenant(s) by August 1, 2025, we will regain full control over the properties. We applied security deposits held by us pursuant to all of the PharmaCann leases for the payment in full of all defaulted rent for December 2024 and January 2025 and certain penalties. If PharmaCann is not able to refinance its existing senior secured credit facility maturing June 30, 2025, all modifications to our leases with PharmaCann described above will immediately be null and void and the leases will revert to the terms in effect as of January 1, 2025.

We directly pay for all property insurance and most property taxes, which are typically reimbursed to us by our tenants. Some tenants have elected to pay property taxes directly. From time to time, we incur non-reimbursed property-level operating costs when properties become vacant and are being re-marketed or re-positioned. These costs vary quarterly based on vacancy levels and underperforming properties. Additionally, for properties that are not leased and are under development or redevelopment, we may invest significant capital to prepare them for their intended use and re-leasing. For the year ended December 31, 2024, property expenses included $4.1 million in non-reimbursed costs related to vacant properties or non-payment.

To the extent additional resources are needed, we expect to fund our investment activity generally through equity or debt issuances either in the public or private markets along with draws on our Revolving Credit Facility. Where possible, we also may issue limited partnership interests in our Operating Partnership to acquire properties from existing owners seeking a tax-deferred transaction.

In May 2021, we received an investment grade rating from a ratings agency. We sought to obtain an investment grade rating to facilitate access to the investment grade unsecured debt market as part of our overall strategy to maximize our financial flexibility and manage our overall cost of capital. On May 25, 2021, our Operating Partnership issued $300.0 million aggregate principal amount of Notes due 2026. The Notes due 2026 are the Operating Partnership's general unsecured obligations, and rank equally in right of payment with all of the Operating Partnership's existing and future senior unsecured indebtedness, including the Exchangeable Senior Notes which matured in February 2024. The terms of the Notes due 2026 are governed by an indenture, which requires compliance with various financial covenants including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with those covenants as of December 31, 2024. In addition, the terms of the indenture provide that if the debt rating on the Notes due 2026 is downgraded or withdrawn entirely, interest on the Notes due 2026 will increase to a range of 6.0% to 6.5% based on such debt rating. We, or our affiliates, may at any time and from time to time, purchase our Notes due 2026 for cash through open market purchases, privately negotiated transactions, a tender offer or otherwise. Such purchases, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

In February 2024, we issued 28,408 shares of our common stock and paid $4.3 million in cash upon exchange by holders of $4.3 million principal amount of Exchangeable Senior Notes and paid off the remaining $0.1 million principal amount, in accordance with terms of the indenture for the Exchangeable Senior Notes.

In May 2024, we terminated the previously existing "at-the-market" offering program (the "Prior ATM Program") and entered into new equity distribution agreements with four sales agents, pursuant to which we may offer and sell from time to time through an "at-the-market" offering program (the "ATM Program"), including on a forward basis, shares of our common stock and 9.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), up to an aggregate offering price of $500.0 million. During the year ended December 31, 2024, we sold 123,224 shares of our common stock pursuant to the Prior ATM Program for net proceeds of $11.8 million. During the year ended December 31, 2024, we sold 402,673 shares of our Series A Preferred Stock pursuant to the ATM Program for net proceeds of $9.6 million.

We intend to file an automatic shelf registration statement, which may permit us, from time to time, to offer and sell common stock, preferred stock, warrants, debt securities of our Operating Partnership and other securities to the extent necessary or advisable to meet our liquidity needs.

On October 23, 2023, our Operating Partnership entered into a loan and security agreement (the "Loan Agreement") with a federally regulated commercial bank, as lender and as agent for lenders that become party thereto from time to time. The Loan Agreement matures on October 23, 2026, and was most recently amended in November 2024 to increase aggregate commitments for secured revolving loans to $87.5 million (the "Revolving Credit Facility"). The Loan Agreement also allows the Operating Partnership, subject to the satisfaction of certain conditions, to request additional revolving incremental loan commitments up to a specified amount. The Loan Agreement is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. There were no amounts outstanding under the Loan Agreement as of December 31, 2024. See Note 7 "Debt" to our consolidated financial statements included in this report for more information.

In May 2024, we sold a property in Los Angeles, California for $9.1 million (excluding closing costs), received a disposition-contingent lease termination fee from the tenant concurrently with the closing of $3.9 million and received tenant reimbursement of our closing and other costs related to the sale of the property.

We expect to meet our short-term and long-term liquidity needs through cash and short-term investments on hand, cash flows from operations and cash flows from sources discussed above. We believe that our liquidity and sources of capital are adequate to satisfy our cash requirements. We cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet our liquidity needs. Our investment guidelines also provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors' discretion.

In recent years, financial markets have been volatile in general, which has also significantly reduced our access to capital. If sustained, this could have a material adverse effect on our business, financial condition and results of operations, including our ability to continue to make acquisitions of new properties and fund investments for improvements at existing properties.

Dividends

The Company is required to pay dividends to its stockholders at least equal to 90% of its taxable income in order to qualify and maintain its qualification as a REIT. As a result of this distribution requirement, our Operating Partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. During 2024, we declared cash dividends on our common stock totaling $7.52 per share, and cash dividends on our Series A Preferred Stock totaling $2.25 per share. Our ability to continue to pay dividends is dependent upon our ability to continue to generate cash flows, service any debt obligations we have, including our Notes due 2026, and make accretive new investments.

	Year Ended December 31,		
	2024	2023	2022
Ordinary income distributions	$ 7.440000	$ 7.700000	$ 6.929636
Long-term capital gain distributions[1]	—	—	0.100364
Total	$ 7.440000	$ 7.700000	$ 7.030000

(1) Unrecaptured Section 1250 Gain of $0.058864 represents additional characterization of and is part of long-term capital gain distributions for the year ended December 31, 2022.

The common stock distribution with a record date of December 31, 2024 was a split-year distribution, with $0.83 allocable to 2024 for federal income tax purposes and $1.07 allocable to 2025 for federal income tax purposes. The common stock distribution with a record date of December 29, 2023 was a split-year distribution, with $0.83 allocable to 2023 for federal income tax purposes and $0.99 allocable to 2024 for federal income tax purposes. The common stock distribution with a record date of December 30, 2022 was a split-year distribution, with $0.33 allocable to 2022 for federal income tax purposes and $1.47 allocable to 2023 for federal income tax purposes.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024 (in thousands):

Payments Due by Year	Notes due 2026	Interest	Office Rent	Total
2025	$ —	$ 16,500	$ 526	$ 17,026
2026	300,000	6,646	543	307,189
2027	—	—	45	45
2028	—	—	—	—
2029	—	—	—	—
Thereafter.	—	—	—	—
Total.	$ 300,000	$ 23,146	$ 1,114	$ 324,260

As of December 31, 2024, we had (1) $37.1 million outstanding in commitments related to improvement allowances, which generally may be requested by the tenants at any time up until a date that is near the expiration of the initial term of the applicable lease; (2) $1.2 million outstanding in commitments related to contract with vendors for improvements at our properties; and (3) $0.2 million outstanding in commitments to fund a construction loan. The commitments discussed in this paragraph are excluded from the table of contractual obligations above, as improvement allowances generally may be requested by the tenants at any time up until a date that is near the expiration of the initial term of the applicable lease, there is no explicit time frame for incurring the obligations related to our contracts with vendors, and construction loan funding generally may be requested by the borrower from time to time, subject to satisfaction of certain conditions.

There were no amounts outstanding under the Revolving Credit Facility as of December 31, 2024. See Note 7 "Debt" to our consolidated financial statements included in this report for more information.

Non-GAAP Financial Information and Other Metrics

In addition to the required GAAP presentations, we use certain non-GAAP performance measures as we believe these measures improve the understanding of our operational results. We continually evaluate the usefulness, relevance, limitations, and calculation of our reported non-GAAP performance measures to determine how best to provide relevant information to the public and thus such reported measures could change.

Funds from Operations, Normalized Funds from Operations and Adjusted Funds from Operations

Funds from operations ("FFO") and FFO per share are operating performance measures adopted by NAREIT. NAREIT defines FFO as the most commonly accepted and reported non-GAAP measure of a REIT's operating performance equal to net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, depreciation and amortization and impairment related to real estate properties, and after adjustments for unconsolidated partnerships and joint ventures. The Company also excludes the disposition-contingent lease termination fee relating to the sale of our property in Los Angeles, California.

Management believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, management believes FFO and FFO per share to be supplemental measures of a REIT's performance because they provide an understanding of the operating performance of our properties without giving effect to certain significant non-cash items, primarily depreciation expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. We believe that by excluding the effect of depreciation, FFO and FFO per share can facilitate comparisons of operating performance between periods. We report FFO and FFO per share because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs and because FFO per share is consistently reported, discussed, and compared by research analysts in their notes and publications about REITs. For these reasons, management has deemed it appropriate to disclose and discuss FFO and FFO per share.

We compute normalized funds from operations ("Normalized FFO") by adjusting FFO, as defined by NAREIT, to exclude certain GAAP income and expense amounts that we believe are infrequent and unusual in nature and/or not related to our core real estate operations. Exclusion of these items from similar FFO-type metrics is common within the equity REIT industry, and management believes that presentation of Normalized FFO and Normalized FFO per share provides investors with a metric to assist in their evaluation of our operating performance across multiple periods and in comparison to the operating performance of other companies, because it removes the effect of unusual items that are not expected to impact our operating performance on an ongoing basis. Normalized FFO is used by management in evaluating the performance of our core business operations. Items included in calculating FFO that may be excluded in calculating Normalized FFO include certain transaction-related gains, losses, income or expense or other non-core amounts as they occur.

Management believes that adjusted funds from operations ("AFFO") and AFFO per share are also appropriate supplemental measures of a REIT's operating performance. We calculate AFFO by adjusting Normalized FFO for certain cash and non-cash items.

Other than for the three months ended December 31, 2024, September 30, 2024 and June 30, 2024, FFO (diluted), Normalized FFO, AFFO and FFO, Normalized FFO and AFFO per diluted share include the dilutive impact of the assumed full exchange of the Exchangeable Senior Notes for shares of common stock.

For the three months ended September 30 and June 30, 2024, 25,352 shares and 20,713 shares, respectively, issuable upon vesting of the PSUs were dilutive, as the performance thresholds for vesting of these PSUs were met as measured as of the respective periods. No shares were issuable upon vesting of the PSUs for all other periods presented, as the performance thresholds for vesting of the PSUs were not met as measured as of the end of those respective periods.

Our computation of FFO, Normalized FFO and AFFO may differ from the methodology for calculating FFO, Normalized FFO and AFFO utilized by other equity REITs and, accordingly, may not be comparable to such REITs. Further, FFO, Normalized FFO and AFFO do not represent cash flow available for management's discretionary use. FFO, Normalized FFO and AFFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO, Normalized FFO and AFFO should be considered only as supplements to net income computed in accordance with GAAP as measures of operations.

The table below is a reconciliation of net income attributable to common stockholders to FFO, Normalized FFO and AFFO for the years ended December 31, 2024, 2023 and 2022 (in thousands, except share and per share amounts):

	Years Ended December 31,		
	2024	2023	2022
Net income attributable to common stockholders	$ 159,857	$ 164,236	$ 153,034
Real estate depreciation and amortization	70,807	67,194	61,303
Loss (gain) on sale of real estate	—	—	(3,601)
Disposition-contingent lease termination fee, net of loss on sale of real estate[1]	(451)	—	—
FFO attributable to common stockholders (basic)	230,213	231,430	210,736
Cash and non-cash interest expense on Exchangeable Senior Notes	28	219	546
FFO attributable to common stockholders (diluted)	230,241	231,649	211,282
Financing expense	—	—	367
Litigation-related expense	788	2,480	3,010
Loss (gain) on exchange of Exchangeable Senior Notes	—	(22)	125
Normalized FFO attributable to common stockholders (diluted)	231,029	234,107	214,784
Interest income on seller-financed note[2]	1,104	1,342	—
Deferred lease payments received on sales-type leases[3]	4,938	—	—
Stock-based compensation	17,317	19,581	17,507
Non-cash interest expense	1,664	1,375	1,255
Above-market lease amortization	92	92	91
AFFO attributable to common stockholders (diluted)	$ 256,144	$ 256,497	$ 233,637
FFO per common share – diluted	$ 8.07	$ 8.20	$ 7.64
Normalized FFO per common share – diluted	$ 8.10	$ 8.29	$ 7.76
AFFO per common share – diluted	$ 8.98	$ 9.08	$ 8.45
Weighted average common shares outstanding – basic	28,226,402	27,977,807	27,345,047
Restricted stock and RSUs	294,780	196,821	116,046
Dilutive effect of Exchangeable Senior Notes	9,468	81,169	202,076
Weighted average common shares outstanding – diluted	28,530,650	28,255,797	27,663,169

(1) Amount reflects the $3.9 million disposition-contingent lease termination fee received concurrently with the sale of our property in Los Angeles, California, net of the loss on sale of real estate of $3.4 million (see Note 6 "Investments in Real Estate" to our consolidated financial statements included in this report for more information).

(2) Amount reflects the non-refundable interest paid on the seller-financed note issued to us by the buyer in connection with our disposition of a portfolio of four properties in southern California previously leased to affiliates of Vertical, which is recognized as a deposit liability and is included in other liabilities in our consolidated balance sheet as of December 31, 2024 and 2023, as the transaction did not qualify for recognition as a completed sale.

(3) Amount reflects the non-refundable lease payments received on two sales-type leases which are recognized as a deposit liability starting on January 1, 2024, and is included in other liabilities in our consolidated balance sheets as of December 31, 2024, as the transaction did not qualify for recognition as a completed sale (see Note 2 "Lease Accounting" to our consolidated financial statements included in this report for more information). Prior to the lease modifications on January 1, 2024, which extended the initial lease terms, the leases were classified as operating leases and the lease payments received were recognized as rental revenue and therefore, included in net income attributable to common stockholder.

The tables below are reconciliations of quarterly net income attributable to common stockholders to FFO, Normalized FFO and AFFO for the years ended December 31, 2024 and 2023 (in thousands, except share and per share amounts):

	Three Months Ended[1]			
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income attributable to common stockholders	$ 39,461	$ 39,651	$ 41,655	$ 39,090
Real estate depreciation and amortization	18,240	17,944	17,473	17,150
Disposition-contingent lease termination fee, net of loss on sale of real estate[2]	—	—	(451)	—
FFO attributable to common stockholders (basic)	57,701	57,595	58,677	56,240
Cash and non-cash interest expense on Exchangeable Senior Notes	—	—	—	28
FFO attributable to common stockholders (diluted)	57,701	57,595	58,677	56,268
Litigation-related expense	268	210	164	146
Normalized FFO attributable to common stockholders (diluted)	57,969	57,805	58,841	56,414
Interest income on seller-financed note[3]	30	268	403	403
Deferred lease payments received on sales-type leases[4]	568	1,452	1,462	1,456
Stock-based compensation	4,315	4,316	4,371	4,315
Non-cash interest expense	456	419	401	388
Above-market lease amortization	23	23	23	23
AFFO attributable to common stockholders (diluted)	$ 63,361	$ 64,283	$ 65,501	$ 62,999
FFO per common share – diluted	$ 2.02	$ 2.02	2.06	1.98
Normalized FFO per common share – diluted	$ 2.03	$ 2.02	2.06	1.98
AFFO per common share – diluted	$ 2.22	$ 2.25	2.29	2.21
Weighted-average common shares outstanding – basic	28,254,565	28,254,565	28,250,843	28,145,017
Restricted stock and RSUs	299,770	299,770	300,582	278,890
PSUs	—	25,352	20,713	—
Dilutive effect of Exchangeable Senior Notes	—	—	—	38,079
Weighted-average common shares outstanding – diluted	28,554,335	28,579,687	28,572,138	28,461,986

	Three Months Ended[1]			
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Net income attributable to common stockholders	$ 41,295	$ 41,256	$ 40,931	$ 40,754
Real estate depreciation and amortization	17,098	16,678	16,704	16,714
FFO attributable to common stockholders (basic)	58,393	57,934	57,635	57,468
Cash and non-cash interest expense on Exchangeable Senior Notes	50	50	50	69
FFO attributable to common stockholders (diluted)	58,443	57,984	57,685	57,537
Litigation-related expense	152	1,112	670	546
Loss (gain) on exchange of Exchangeable Senior Notes	—	—	—	(22)
Normalized FFO attributable to common stockholders (diluted)	58,595	59,096	58,355	58,061
Interest income on seller-financed note[3]	403	402	403	134
Stock-based compensation	4,934	4,934	4,884	4,829
Non-cash interest expense	383	335	331	326
Above-market lease amortization	23	23	23	23
AFFO attributable to common stockholders (diluted)	$ 64,338	$ 64,790	$ 63,996	$ 63,373
FFO per common share – diluted	$ 2.07	2.05	2.04	2.04
Normalized FFO per common share – diluted	$ 2.07	2.09	2.07	2.06
AFFO per common share – diluted	$ 2.28	2.29	2.26	2.25
Weighted-average common shares outstanding – basic	27,996,393	27,983,004	27,981,517	27,949,747
Restricted stock and RSUs	206,667	206,919	201,462	171,741
Dilutive effect of Exchangeable Senior Notes	76,774	75,682	74,260	102,210
Weighted-average common shares outstanding – diluted	28,279,834	28,265,605	28,257,239	28,223,698

(1) The sum of quarterly financial data may vary from annual data due to rounding and differences in the dilutive effect of potentially issuable shares of each reporting period.

(2) Amount reflects the $3.9 million disposition-contingent lease termination fee received concurrently with the sale of our property in Los Angeles, California, net of the loss on sale of real estate of $3.4 million (see Note 6 "Investments in Real Estate" to our consolidated financial statements included in this report for more information)

(3) Amount reflects the non-refundable interest paid on the seller-financed note issued to us by the buyer in connection with our disposition of a portfolio of four properties in southern California previously leased to affiliates of Vertical, which is recognized as a deposit liability and is included in other liabilities in our consolidated balance sheets as of December 31, 2024 and 2023, as the transaction did not qualify for recognition as a completed sale.

(4) Amount reflects the non-refundable lease payments received on two sales-type leases which are recognized as a deposit liability starting on January 1, 2024, and is included in other liabilities in our consolidated balance sheets as of December 31, 2024, as the transaction did not qualify for recognition as a completed sale (see Note 2 "Lease Accounting" to our consolidated financial statements included in this report for more information). Prior to the lease modifications on January 1, 2024, which extended the initial lease terms, the leases were classified as operating leases and the lease payments received were recognized as rental revenue and therefore, included in net income attributable to common stockholders.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates and assumptions.

We continually evaluate the estimates and assumptions we use to prepare our consolidated financial statements. Our critical accounting estimates are defined as accounting estimates or assumptions made in accordance with GAAP, which involve a significant level of estimation uncertainty or subjectivity and have had or are reasonably likely to have a material impact on our financial condition or results of operations. The following critical accounting estimates discussion reflects what we believe are the most significant estimates and assumptions used in the preparation of our consolidated financial statements. This discussion of our critical accounting estimates is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates and assumptions. For further discussion of our significant accounting policies, see Note 2 "Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements" to our consolidated financial statements included in this report.

Lease Accounting

We account for our leases under Accounting Standards Codification 842, Leases, which requires significant estimates and judgments by management in its application. Upon lease inception or lease modification, we assess the lease classification of both the land and building components of the property. The determination of lease classification requires the calculation of the rate implicit in the lease, which is driven by significant estimates relating to the unguaranteed residual value of the assets at the end of the non-cancelable lease term. A decrease of 5% in the estimated unguaranteed residual value of our properties would result in a change to the lease classification of one lease that was modified during the year ended December 31, 2024.

Acquisition of Rental Property, Depreciation and Impairment

All of our acquisitions of rental properties to date were accounted for as asset acquisitions and not business combinations because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings, and related intangible assets). The accounting model for asset acquisitions requires that the acquisition consideration (including acquisition costs) be allocated to the individual assets acquired and liabilities assumed on a relative fair value basis.

We exercise judgment to determine key assumptions used in each valuation technique (cost, income, and sales approaches). For example, we are required to use judgment and make a number of assumptions, including those related to projected growth in rental rates and operating expenses, anticipated trends and market/economic conditions. The use of different assumptions can affect the amount of consideration allocated to the acquired depreciable/amortizable asset, which in turn can impact our net income due to the recognition of the related depreciation/amortization expense in our consolidated statements of operations.

We depreciate buildings and improvements where we are considered the owner for accounting purposes based on our evaluation of the estimated useful life of each specific asset, not to exceed 40 years. Determining whether expenditures meet the criteria for capitalization and the assignment of depreciable lives requires management to exercise significant judgment.

The determination of whether we are or the tenant is the owner of improvements for accounting purposes is subject to significant judgment. In making that determination, we consider numerous factors and perform a detailed evaluation of each individual lease. No one factor is determinative in reaching a conclusion. The factors we evaluate include but are not limited to the following:

- whether the lease agreement requires landlord approval of how the improvement allowance is spent prior to installation of the improvements;
- whether the lease agreement requires the tenant to provide evidence to the landlord supporting the cost and what the improvement allowance was spent on prior to payment by the landlord for such improvements;
- whether the improvements are unique to the tenant or reusable by other tenants;
- whether the tenant is permitted to alter or remove the improvements without the consent of the landlord or without compensating the landlord for any lost utility or diminution in fair value; and
- whether the ownership of the improvements remains with the landlord or remains with the tenant at the end of the lease term.

When we conclude that we are the owner of improvements for accounting purposes using the factors discussed above, we record the cost to construct the improvements as our capital asset.

We evaluate our real estate assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a given asset may not be recoverable. We evaluate our real estate assets for impairment on a property-by-property basis. Indicators we use to determine whether an impairment evaluation is necessary include:

- deterioration in rental rates for a specific property;
- deterioration of a given rental submarket;
- significant change in strategy or use of a specific property or any other event that could result in a decreased holding period, including classifying a property as held for sale, or significant development delay;
- evidence of material physical damage to the property; and
- default by a significant tenant when any of the other indicators above are present.

When we evaluate for potential impairment our real estate assets to be held and used, we first evaluate whether there are any indicators of impairment. If any impairment indicators are present for a specific real estate asset, we then perform an undiscounted cash flow analysis and compare the net carrying amount of the real estate asset to the real estate asset's estimated undiscounted future cash flow over the anticipated holding period. If the estimated undiscounted future cash flow is less than the net carrying amount of the real estate asset, we perform an impairment loss calculation to determine if the fair value of the real estate asset is less than the net carrying value of the real estate asset. Our impairment loss calculation compares the net carrying amount of the real estate asset to the real estate asset's estimated fair value, which may be based on estimated discounted future cash flow calculations or third-party valuations or appraisals. We recognize an impairment loss if the amount of the asset's net carrying amount exceeds the asset's estimated fair value. If we recognize an impairment loss, the estimated fair value of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis would be depreciated (amortized) over the remaining useful life of that asset. If a real estate asset is designated as real estate held-for-sale, it is carried at the lower of the net carrying value or estimated fair value less costs to sell, and depreciation ceases.

Our undiscounted cash flow and fair value calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flow and property fair values, including determining our estimated holding period. We are also required to make a number of assumptions relating to future economic and market events and prospective operating trends.

For each property where such an indicator occurred, we completed an impairment evaluation. After completing this process, we determined that for each of the operating properties evaluated, undiscounted cash flows over the holding period were in excess of carrying value and, therefore, we did not record any impairment losses for these properties for the years ended December 31, 2024, 2023 and 2022. Significant adverse changes in the critical accounting estimates and judgements used in the impairment evaluation would need to occur for the undiscounted cash flows over the holding period to be less than the carrying value for each operating property evaluated as of December 31, 2024.

Impact of Real Estate and Credit Markets

In the commercial real estate market, property prices generally continue to fluctuate. Likewise, during certain periods, the U.S. credit markets have experienced significant price volatility, dislocations, and liquidity disruptions, which may impact our access to and cost of capital. We continually monitor the commercial real estate and U.S. credit markets carefully and, if required, will make decisions to adjust our business strategy accordingly.

Interest Rate Risk

As of December 31, 2024, we had $300.0 million principal amount of Notes due 2026 outstanding at a fixed interest rate of 5.50%, and therefore, if interest rates decline, our required payments may exceed those based on current market rates. It is possible that a property we acquire in the future would be subject to a mortgage, which we may assume. In recent years, the commercial real estate market generally has experienced significant disruptions from, among other things, significant increases in interest rates and changing tenant preferences for space. Our Revolving Credit Facility bears interest at a variable rate based on the greater of the prime rate and an applicable margin and a stipulated interest rate; therefore, if interest rates increase, our required payments on any amounts outstanding on our Revolving Credit Facility may also increase. As of December 31, 2024, we had no outstanding borrowings on our Revolving Credit Facility.

Impact of Inflation

The U.S. economy has experienced a sustained increase in inflation rates in recent years. We enter into leases that generally provide for fixed increases in rent. During times when inflation is greater than the fixed increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation. See also the discussion under Item 1A, "Risk Factors," under the caption "Inflation may adversely affect our business and our tenants' financial condition and results of operations."

Seasonality

Our business has not been, and we do not expect our business in the future to be, subject to material seasonal fluctuations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our Notes due 2026 bear interest at a fixed rate of 5.50% per annum until maturity and is the only debt we have outstanding. Our Revolving Credit Facility bears interest at a variable rate based on the greater of the prime rate and an applicable margin and a stipulated interest rate; therefore, if interest rates increase, our required payments on any amounts outstanding on our Revolving Credit Facility may also increase.

Our investments in short-term money market funds, certificates of deposit and short-term investments in obligations of the U.S. government with an original maturity at the time of purchase of greater than 90 days are less sensitive to market fluctuations than a portfolio of long-term securities. Accordingly, we believe that a significant change in interest rates would not have a material effect on the consolidated financial statements.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by this Item 8 is incorporated by reference to our Financial Statements beginning on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) and 15d-15(b) promulgated under the Exchange Act, our management has evaluated, under supervision of the audit committee of the board of directors and with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024. Based on that evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2024 (the end of the period covered by this Annual Report).

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our principal executive officer and principal financial officer concluded that our internal controls over financial reporting, as of December 31, 2024, were effective. BDO USA, P.C. has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which appears in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our system of internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Innovative Industrial Properties, Inc.
Park City, Utah

Opinion on Internal Control over Financial Reporting

We have audited Innovative Industrial Properties, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule, and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
San Diego, California
February 21, 2025

ITEM 9B. *OTHER INFORMATION*

(b) Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement," or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSEPCTIONS

Not applicable.


PART III


ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference. Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board — Committees of the Board — Audit Committee" will be included in the Proxy Statement to be filed relating to Innovative Industrial Properties, Inc.'s 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading entitled "General Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed relating to Innovative Industrial Properties, Inc.'s 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Information About our Executive Officers and Directors

Our executive officers as of February 21, 2025, along with their positions and offices held with the Company, are as follows:

Name	Position
Alan Gold.	Executive Chairman and Director
Paul Smithers.	President, Chief Executive Officer and Director
David Smith	Chief Financial Officer and Treasurer

In addition to Messrs. Gold and Smithers, our directors as of February 21, 2025, and their principal occupations or current employment are as follows:

Name	Position
Gary Kreitzer	Retired Executive Vice President and General Counsel; Co-Founder of three publicly traded REITs
Mary Curran	Retired Executive Vice President and Corporate Banking Chief Risk Officer MUFG Union Bank, N.A., Member of the Board of Directors of Banc of California, Inc. and Hunter Industries, Inc.
Scott Shoemaker	Practicing orthopedic surgeon for Kaiser Permanente
David Stecher	Managing Director at CapAcquity LLC

Code of Ethics and Code of Conduct

We have adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website (www.innovativeindustrialproperties.com). We do not incorporate the information on our website into this Annual Report on Form 10-K and you should not consider any such information that can be accessed through our website as part of this Annual Report. We intend to disclose any amendments to certain provisions of our Code of Business Conduct and Ethics, or any waivers of those provisions, as required by the listing rules of the New York Stock Exchange, the rules and regulations of the SEC and applicable law on our website promptly following the date of such amendment or waiver.

ITEM 11. *EXECUTIVE COMPENSATION*

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information concerning the security ownership of certain beneficial owners and management, our equity compensation plans and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed relating to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information concerning our principal accountant fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULE*

(a)(1) and (2) Financial Statements and Schedule:

Please refer to the Index to Consolidated Financial Statements included under Part II, Item 8, Financial Statements and Supplementary Data.

(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Second Articles of Amendment and Restatement of Innovative Industrial Properties, Inc. (including Articles Supplementary Classifying Innovative Industrial Properties, Inc.'s 9.00% Series A Cumulative Redeemable Preferred Stock).(1)
3.2	Articles Supplementary to the Second Articles of Amendment and Restatement of Innovative Industrial Properties, Inc. (including Articles Supplementary Classifying Innovative Industrial Properties, Inc.'s 9.00% Series A Cumulative Redeemable Preferred Stock).(2)
3.3	Third Amended and Restated Bylaws of Innovative Industrial Properties, Inc.(3)
4.1	Form of Certificate for Common Stock.(4)
4.2	Indenture, dated as of February 21, 2019, among IIP Operating Partnership, LP, as issuer, Innovative Industrial Properties, Inc. and the subsidiaries of IIP Operating Partnership, LP, as guarantors, Argent Institutional Trust Company, as trustee (as successor-in-interest to GLAS Trust Company LLC), and Securities Transfer Corporation, as registrar (as successor-in-interest to GLAS Trust Company LLC), including the Form of Note representing IIP Operating Partnership, LP's 3.75% Exchangeable Senior Notes due 2024.(5)
4.3	Indenture, dated as of May 25, 2021, among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP, the Subsidiary Guarantors set forth on the signature page thereto, Argent Institutional Trust Company, as trustee (as successor-in-interest to GLAS Trust Company LLC), and Securities Transfer Corporation, as registrar (as successor-in-interest to GLAS Trust Company LLC), including the form of 5.50% Senior Note due 2026.(6)
4.4*	Innovative Industrial Properties, Inc. Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
10.1	Agreement of Limited Partnership of IIP Operating Partnership, LP.(8)
10.2+	2016 Omnibus Incentive Plan.(8)
10.3+	Form of Restricted Stock Award Agreement for Officers.(9)
10.4+	Form of Restricted Stock Award Agreement for Directors.(9)
10.5+	Form of Restricted Stock Unit Award Agreement.(10)
10.6+	Form of 2021 Performance Share Unit Award Agreement.(11)
10.6+	Form of 2022 Performance Share Unit Award Agreement.(12)
10.7+	Form of Indemnification Agreement between Innovative Industrial Properties, Inc. and each of its Directors and Officers.(4)
10.8+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Alan Gold.(13)
10.9+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Paul Smithers.(13)
10.10+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Brian Wolfe.(13)
10.11+	Severance and Change of Control Agreement dated as of June 7, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Catherine Hastings.(14)
10.12+	Severance and Change of Control Agreement dated as of March 29, 2023 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and David Smith.(15)
10.13+	Director Compensation Policy.(11)
10.14+	Innovative Industrial Properties, Inc. Nonqualified Deferred Compensation Plan.(16)

10.15	Registration Rights Agreement, dated as of May 25, 2021, among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP, the Subsidiary Guarantors set forth on the signature page thereto and BTIG, LLC, as representative of the initial purchasers.(6)
19.1*	Innovative Industrial Properties, Inc. Insider Trading Compliance Program.
21.1*	List of Subsidiaries of Innovative Industrial Properties, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Innovative Industrial Properties, Inc. Compensation Recovery Policy.(17)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

\+   Indicates management contract or compensatory plan.

(1)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2020.

(2)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on May 24, 2024.

(3)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on December 8, 2022.

(4)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-214148), filed with the SEC on November 17, 2016.

(5)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on February 21, 2019.

(6)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on May 25, 2021.

(7)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-214148), filed with the SEC on October 17, 2016.

(8)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Registration Statement on Form S-8 (File No. 333-214919), filed with the SEC on December 6, 2016.

(9)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on January 6, 2020.

(10)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on January 15, 2021.

(11)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on January 12, 2022.

(12)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on January 24, 2017.

(13)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on June 8, 2017.

(14)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on March 30, 2023.

(15)   Incorporated herein by reference to Innovative Industrial Properties, Inc.'s Current Report on Form 8-K filed with the SEC on November 18, 2019.

(16)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2023.

(17)   Incorporated by reference to Innovative Industrial Properties, Inc.'s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

ITEM 16. *FORM 10-K SUMMARY*

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

By: /s/ Paul Smithers
Paul Smithers
President, Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ David Smith
David Smith
Chief Financial Officer and Treasurer
(Principal Financial Officer)

By: /s/ Andy Bui
Andy Bui
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Alan Gold Alan Gold	Executive Chairman	February 21, 2025
/s/ Gary Kreitzer Gary Kreitzer	Vice Chairman	February 21, 2025
/s/ Mary Curran Mary Curran	Director	February 21, 2025
/s/ Paul Smithers Paul Smithers	President, Chief Executive Officer and Director	February 21, 2025
/s/ Scott Shoemaker Scott Shoemaker	Director	February 21, 2025
/s/ David Stecher David Stecher	Director	February 21, 2025

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

Innovative Industrial Properties, Inc.

(a) Financial Statements:

(b) Financial Statement Schedule:

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Innovative Industrial Properties, Inc.
Park City, Utah

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Innovative Industrial Properties, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Acquisitions - Fair Value of Assets Acquired

As described in Note 6 to the consolidated financial statements, the Company completed two real estate property acquisitions, which totaled approximately $18.6 million during the year ended December 31, 2024. As described in Note 2 to the consolidated financial statements, the assets acquired are initially measured based upon their relative fair values. The Company may engage third-party valuation specialists to assist in the estimation of the fair value of land by reviewing comparable sales within the same submarket and/or region, and the estimation of the fair value of buildings and improvements as if the property was vacant utilizing a direct capitalization approach and a current replacement costs approach and takes into consideration other relevant market data.

We identified the estimation of the fair values used in the allocation of the land and buildings and improvements acquired for the two 2024 property acquisitions as a critical audit matter. The principal considerations for our determination included significant judgments used to evaluate certain assumptions used in the fair values of land and buildings and improvements acquired, including the comparable sales of land, and current replacement cost of the buildings and improvements for the two real estate asset acquisitions. Auditing these elements involved a high degree of auditor judgment and subjectivity due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Utilizing personnel with specialized knowledge and skills in valuation to assist in the evaluation of the fair values used in the allocation of land and buildings and improvements acquired, including the comparable sales of land, and current replacement cost of the buildings and improvements taking into consideration the comparison of these assumptions to market data.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2016.

San Diego, California
February 21, 2025

Innovative Industrial Properties, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

Assets	December 31, 2024	December 31, 2023
Real estate, at cost:		
Land	$ 146,772	$ 142,524
Buildings and improvements	2,230,807	2,108,218
Construction in progress	62,393	117,773
Total real estate, at cost	2,439,972	2,368,515
Less accumulated depreciation	(271,190)	(202,692)
Net real estate held for investment	2,168,782	2,165,823
Construction loan receivable	22,800	22,000
Cash and cash equivalents	146,245	140,249
Restricted cash	—	1,450
Investments	5,000	21,948
Right of use office lease asset	946	1,355
In-place lease intangible assets, net	7,385	8,245
Other assets, net	26,889	30,020
Total assets	$ 2,378,047	$ 2,391,090
Liabilities and stockholders' equity		
Liabilities:		
Exchangeable Senior Notes, net	$ —	$ 4,431
Notes due 2026, net	297,865	296,449
Building improvements and construction funding payable	10,230	9,591
Accounts payable and accrued expenses	10,561	11,406
Dividends payable	54,817	51,827
Rent received in advance and tenant security deposits	57,176	59,358
Other liabilities	11,338	5,056
Total liabilities	441,987	438,118
Commitments and contingencies (Notes 6 and 11)		
Stockholders' equity:		
Preferred stock, par value $0.001 per share, 50,000,000 shares authorized: 9.00% Series A cumulative redeemable preferred stock, liquidation preference of $25.00 per share, 1,002,673 and 600,000 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	23,632	14,009
Common stock, par value $0.001 per share, 50,000,000 shares authorized: 28,331,833 and 28,140,891 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	28	28
Additional paid-in capital	2,124,113	2,095,789
Dividends in excess of earnings	(211,713)	(156,854)
Total stockholders' equity	1,936,060	1,952,972
Total liabilities and stockholders' equity	$ 2,378,047	$ 2,391,090

See the accompanying notes to the consolidated financial statements.

Innovative Industrial Properties, Inc.

Consolidated Statements of Income

(In thousands, except share and per share amounts)

		Years Ended December 31,				
		2024		**2023**		**2022**
Revenues:						
Rental (including tenant reimbursements)	$	306,936	$	307,349	$	274,377
Other		1,581		2,157		1,982
Total revenues		308,517		309,506		276,359
Expenses:						
Property expenses		28,472		24,893		10,520
General and administrative expense		37,444		42,832		38,520
Depreciation and amortization expense		70,807		67,194		61,303
Total expenses		136,723		134,919		110,343
Gain (loss) on sale of real estate		(3,449)		—		3,601
Income from operations		168,345		174,587		169,617
Interest income		10,988		8,446		3,195
Interest expense		(17,672)		(17,467)		(18,301)
Gain (loss) on exchange of Exchangeable Senior Notes		—		22		(125)
Net income		161,661		165,588		154,386
Preferred stock dividends		(1,804)		(1,352)		(1,352)
Net income attributable to common stockholders	$	159,857	$	164,236	$	153,034
Net income attributable to common stockholders per share (Note 8):						
Basic	$	5.58	$	5.82	$	5.57
Diluted	$	5.52	$	5.77	$	5.52
Weighted-average shares outstanding:						
Basic		28,226,402		27,977,807		27,345,047
Diluted		28,530,650		28,255,797		27,663,169

See accompanying notes to the consolidated financial statements.

Innovative Industrial Properties, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Shares of Series A Preferred Stock	Series A Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In-Capital	Dividends in Excess of Earnings	Total Stockholders' Equity
Balance, December 31, 2021 . . .	600,000	$ 14,009	25,612,541	$ 26	$ 1,672,882	$ (75,218)	$ 1,611,699
Adjustment to opening balance upon adoption of ASU 2020-06 (Note 2)	—	—	—	—	(1,340)	728	(612)
Net income	—	—	—	—	—	154,386	154,386
Exchange of Exchangeable Senior Notes	—	—	413,166	—	26,682	—	26,682
Net proceeds from sale of common stock.	—	—	1,932,813	2	351,958	—	351,960
Preferred stock dividend	—	—	—	—	—	(1,352)	(1,352)
Common stock dividend	—	—	—	—	—	(195,936)	(195,936)
Issuance of unvested restricted stock, net of forfeitures	—	—	14,310	—	(2,441)	—	(2,441)
Stock-based compensation.	—	—	—	—	17,507	—	17,507
Balance, December 31, 2022 . . .	600,000	14,009	27,972,830	28	2,065,248	(117,392)	1,961,893
Net income	—	—	—	—	—	165,588	165,588
Exchange of Exchangeable Senior Notes	—	—	32,200	—	1,964	—	1,964
Net proceeds from sale of common stock.	—	—	101,061	—	9,564	—	9,564
Preferred stock dividend	—	—	—	—	—	(1,352)	(1,352)
Common stock dividend	—	—	—	—	—	(203,698)	(203,698)
Issuance of unvested restricted stock, net of forfeitures	—	—	34,800	—	(568)	—	(568)
Stock-based compensation.	—	—	—	—	19,581	—	19,581
Balance, December 31, 2023 . . .	600,000	14,009	28,140,891	28	2,095,789	(156,854)	1,952,972
Net income	—	—	—	—	—	161,661	161,661
Exchange of Exchangeable Senior Notes	—	—	28,408	—	—	—	—
Net proceeds from sale of preferred stock	402,673	9,623	—	—	—	—	9,623
Net proceeds from sale of common stock.	—	—	123,224	—	11,757	—	11,757
Preferred stock dividend	—	—	—	—	—	(1,804)	(1,804)
Common stock dividend	—	—	—	—	—	(214,716)	(214,716)
Issuance of unvested restricted stock, net of forfeitures	—	—	39,310	—	(750)	—	(750)
Stock-based compensation.	—	—	—	—	17,317	—	17,317
Balance, December 31, 2024 . . .	1,002,673	$ 23,632	28,331,833	$ 28	$ 2,124,113	$ (211,713)	$ 1,936,060

See accompanying notes to the consolidated financial statements.

Innovative Industrial Properties, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 161,661	$ 165,588	$ 154,386
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Depreciation and amortization	70,807	67,194	61,303
Loss (gain) on exchange of Exchangeable Senior Notes	—	(22)	125
Loss (gain) on sale of real estate	3,449	—	(3,601)
Other non-cash adjustments	103	111	185
Stock-based compensation	17,317	19,581	17,507
Amortization of discounts on investments	(506)	(3,198)	(2,246)
Amortization of debt discount and issuance costs	1,669	1,371	1,349
Changes in assets and liabilities			
Other assets, net	126	352	(3,506)
Accounts payable, accrued expenses and other liabilities	6,002	3,924	2,717
Rent received in advance and tenant security deposits	(2,182)	642	5,911
Net cash provided by (used in) operating activities	258,446	255,543	234,130
Cash flows from investing activities			
Purchases of investments in real estate	(18,666)	(34,906)	(150,090)
Proceeds from sale of real estate asset	9,100	—	23,500
Funding of draws for improvements and construction	(63,084)	(150,088)	(373,878)
Funding of construction loan and other investments	(800)	(3,979)	(21,683)
Deposits in escrow for acquisitions	—	—	(250)
Purchases of short-term investments	(45,110)	(111,872)	(388,800)
Maturities of short-term investments	62,564	294,057	515,000
Net cash provided by (used in) investing activities	(55,996)	(6,788)	(396,201)
Cash flows from financing activities			
Issuance of common stock, net of offering costs	11,757	9,564	351,960
Issuance of preferred stock, net of offering costs	9,623	—	—
Principal payment on Exchangeable Senior Notes	(4,436)	—	—
Payment of deferred financing costs	(567)	(561)	—
Dividends paid to common stockholders	(211,953)	(202,711)	(183,943)
Dividends paid to preferred stockholders	(1,578)	(1,352)	(1,352)
Taxes paid related to net share settlement of equity awards	(750)	(568)	(2,441)
Net cash provided by (used in) financing activities	(197,904)	(195,628)	164,224
Net increase (decrease) in cash, cash equivalents and restricted cash	4,546	53,127	2,153
Cash, cash equivalents and restricted cash, beginning of year	141,699	88,572	86,419
Cash, cash equivalents and restricted cash, end of year	$ 146,245	$ 141,699	$ 88,572
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest, net of interest capitalized	$ 16,051	$ 16,125	$ 17,247
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for current-period additions to real estate	$ 9,722	$ 8,385	$ 29,376
Deposits applied for acquisitions	—	250	25
Accrual for common and preferred stock dividends declared	54,817	51,827	50,840
Reclassification from other assets to real estate held for investment	3,152	—	—
Exchange of Exchangeable Senior Notes for common stock	—	2,000	26,682
Operating lease liability for obtaining right of use asset	—	—	1,017

See accompanying notes to the consolidated financial statements.

Innovative Industrial Properties, Inc.

Notes to Consolidated Financial Statements

1. Organization

As used herein, the terms "we", "us", "our", or the "Company" refer to Innovative Industrial Properties, Inc., a Maryland corporation, and any of our subsidiaries, including IIP Operating Partnership, LP, a Delaware limited partnership (our "Operating Partnership").

We are an internally-managed real estate investment trust ("REIT") focused on the acquisition, ownership and management of specialized industrial properties leased to experienced, state-licensed operators for their regulated cannabis facilities. We have acquired and intend to continue to acquire our properties through sale-leaseback transactions and third-party purchases. We have leased and expect to continue to lease our properties on a triple-net lease basis, where the tenant is responsible for all aspects of and costs related to the property and its operation during the lease term, including structural repairs, maintenance, real estate taxes and insurance.

We were incorporated in Maryland on June 15, 2016. We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT structure, in which our properties are owned by our Operating Partnership, directly or through subsidiaries. We are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, 100% of the limited partnership interests in our Operating Partnership.

Information with respect to rentable square footage is unaudited.

2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements

Basis of Presentation. The consolidated financial statements include all of the accounts of the Company, the Operating Partnership and all of our wholly owned subsidiaries, are presented in accordance with U.S. generally accepted accounting principles.

Federal Income Taxes. We believe that we have operated our business so as to qualify to be taxed as a REIT for U.S. federal income tax purposes. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income. Assuming our dividends equal or exceed our taxable net income, we generally will not be required to pay federal corporate income taxes on such income. The income taxes recorded on our consolidated statements of income represent amounts paid for city and state income and franchise taxes and are included in general and administrative expenses in the accompanying consolidated statements of income.

Use of Estimates. The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates and assumptions. The most significant estimates and assumptions made include determination of lease accounting and fair value of acquisition of real estate properties.

Reportable Segment. We have aggregated our properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities, including the fact that they are operated using consistent business strategies. Our chief operating decision maker ("CODM") reviews financial information for our entire consolidated operations when making decisions related to assessing our operating performance. See Note 12 "Segment Information" for additional information.

Acquisition of Real Estate Properties. Our investment in real estate is recorded at historical cost, less accumulated depreciation. Upon acquisition of a property, the tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region. We estimate the fair value of buildings and improvements as if the property was vacant utilizing a direct capitalization approach and take into consideration current replacement costs and other relevant market rate information and may engage third-party valuation specialists. Acquisition costs are capitalized as incurred. All of our acquisitions to date were recorded as asset acquisitions.

The fair value of acquired in-place leases is derived based on our assessment of estimated lost revenue and costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased. The amounts recorded for acquired in-place leases are reflected as in-place lease intangible assets, net on the consolidated balance sheets and are amortized on a straight-line basis as a component of depreciation and amortization expense over the remaining term of the applicable leases.

The fair value of the above-market component of an acquired in-place operating lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining non-cancellable lease term and (ii) our estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition measured over the remaining non-cancellable term of the lease. The amount recorded for one above-market operating lease is included in other assets, net on the consolidated balance sheets and is amortized on a straight-line basis as a reduction of rental income over the remaining term of the applicable lease.

Certain acquisitions of real estate did not satisfy the requirements for sale-leaseback accounting and therefore as of December 31, 2024 and 2023, acquisitions of $16.8 million and $20.0 million, respectively, have been recognized as notes receivable and are included in other assets, net on our consolidated balance sheets. During the year ended December 31, 2024, a $3.2 million acquisition of real estate which previously did not satisfy the requirements for sale-leaseback accounting was reclassified to real estate held for investment as the requirements for sale-leaseback accounting were satisfied.

Sale of Real Estate. When a real estate asset is sold, we evaluate the provisions of Accounting Standards Codification ("ASC") 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20") to determine whether the asset is within the scope of ASC 610-20, including an evaluation of whether the asset being sold is a nonfinancial asset and whether the buyer has gained control of an asset within the scope of ASC 610-20. In assessing whether the buyer has gained control of the asset, we must determine whether the contract criteria in ASC 606, *Revenue from Contracts with Customers (Topic 606)* have been met, including 1) the parties to the contract have approved the contract and the contract has commercial substance, 2) we can identify each party's rights regarding the asset to be transferred, 3) we can identify the payment terms for the asset to be transferred, and 4) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the asset to be transferred. If all of the contract criteria have been met, the carrying amount of the applicable asset is derecognized with a corresponding gain or loss from the sale recognized in our consolidated statements of income. If the contract criteria are not all met, the asset transferred is not derecognized and we continue to report the asset in our consolidated balance sheet. See Note 6 "Investments in Real Estate - Property Dispositions" for further information.

Cost Capitalization and Depreciation. We capitalize costs (including interest) associated with development and redevelopment activities and improvements when we are considered to be the accounting owner of the resulting assets. The development and redevelopment activities may be funded by us pursuant to the lease. We are generally considered the accounting owner for such improvements that are attached to or built into the premises, which are required under the lease to be surrendered to us upon the expiration or earlier termination of the lease. Typically, such improvements include, but are not limited to, ground up development, and enhanced HVAC, plumbing, electrical and other building systems.

Amounts capitalized are depreciated on a straight-line basis over the estimated useful lives determined by management. We depreciate buildings and improvements based on our evaluation of the estimated useful life of each specific asset, not to exceed 40 years. For the years ended December 31, 2024, 2023 and 2022, we recognized depreciation expense of $69.9 million, $66.3 million and $60.5 million, respectively, which are included in depreciation and amortization expense in our consolidated statements of income. We depreciate office equipment and furniture and fixtures on a straight-line basis over the estimated useful lives ranging from three to seven years. We depreciate the leasehold improvements at our corporate office on a straight-line basis over the shorter of the estimated useful lives or the remaining lease term. Depreciation expense relating to our corporate assets is included in general and administrative expense in our consolidated statements of income.

Determining whether expenditures meet the criteria for capitalization and the assignment of depreciable lives requires management to exercise significant judgment. Project costs that are clearly associated with the acquisition and development or redevelopment of a real estate project, for which we are the accounting owner, are capitalized as a cost of that project. Expenditures that meet one or more of the following criteria generally qualify for capitalization:

- the expenditure provides benefit in future periods; and

- the expenditure extends the useful life of the asset beyond our original estimates.

We define redevelopment properties as existing properties for which we expect to spend significant development and construction costs that are not reimbursements to tenants for improvements at the properties. When existing properties are determined to be redevelopment properties, the net carrying value of the buildings and improvements are transferred to construction in progress while the redevelopment activities are in process. Costs capitalized to construction in progress related to redevelopment properties are transferred to buildings and improvements at historical cost of the properties as the redevelopment project or phases of projects are placed in service.

Provision for Impairment. On a quarterly basis, we review current activities and changes in the business conditions of all of our properties prior to and subsequent to the end of each quarter to determine the existence of any triggering events or impairment indicators requiring an impairment analysis. If triggering events or impairment indicators are identified, we review an estimate of the future undiscounted cash flows for the properties.

Long-lived assets are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators or triggering events for long-lived assets to be held and used are assessed by project and include significant fluctuations in estimated net operating income, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, current and historical operating results, known trends, current market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount to its estimated fair value. We may adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives. No impairment losses were recognized during the years ended December 31, 2024, 2023 and 2022.

Revenue Recognition. Our leases are triple-net leases, an arrangement under which the tenant maintains the property while paying us rent. We recognize revenue for each of the leases at our properties that are classified as operating leases on a cash basis due to the uncertain regulatory environment in the United States pertaining to the regulated cannabis industry, the limited operating history of certain tenants and the resulting uncertainty of collectability of lease payments from each tenant over the duration of the lease term. We evaluate a number of factors in our initial and ongoing assessments of collectability of lease payments for each tenant on a lease-by-lease basis, including evaluations of each tenant's financial performance, liquidity and overall credit profile, availability and terms of capital for each tenant needed to conduct operations or refinance existing obligations, utilization rates by property and lease duration. We also consider current market conditions, impact of federal, state and local taxation and regulatory burdens and reasonable and supportable forecasts of future economic conditions. Additionally, for operating leases, contractually obligated reimbursements from tenants for recoverable real estate taxes, insurance and operating expenses are included in rental revenues in the period when such costs are reimbursed by the tenants. Contractually obligated real estate taxes that are paid directly by the tenant to the tax authorities are not reflected in our consolidated financial statements.

For the years ended December 31, 2024, 2023 and 2022, rental revenue included the application of $7.7 million, $8.7 million and $2.7 million of security deposits for contractual rent with certain tenants.

Construction Loan. We executed a construction loan agreement with a developer, pursuant to which we agreed to lend up to $23.0 million for the development of a regulated cannabis cultivation and processing facility in California. We have an option to purchase the property, and may execute a negotiated lease with an affiliate of the developer or with another third party, if we determine to exercise our purchase option. In February 2023, we amended the construction loan to provide for, among other things, an extension of the loan term to December 31, 2023. Interest on the loan accrued through March 31, 2023, with monthly payments of interest commencing April 1, 2023. In December 2023, we further amended the construction loan to extend the loan term to June 30, 2024, with an option for the borrower to extend the loan term to December 31, 2024 upon satisfaction of certain conditions and payment of an extension fee. The borrower exercised this extension option in June 2024. In November 2024, we further amended the construction loan to extend the loan term to June 30, 2025 upon satisfaction of certain conditions and payment of an extension fee. As of December 31, 2024 and 2023, we had funded $22.8 million and $22.0 million, respectively, of the construction loan. Interest income on the construction loan is recognized on a cash basis.

Cash and Cash Equivalents. We consider all highly-liquid investments with original maturities of 90 days or less to be cash equivalents, which is comprised of short-term money market funds, obligations of the U.S. government and certificates of deposit with an original maturity at the time of purchase of less than or equal to 90 days.

Restricted Cash. Restricted cash relates to cash held in escrow accounts for future draws for improvements for tenants in accordance with certain lease agreements.

Investments. Investments consist of short-term obligations of the U.S. government and certificates of deposit with an original maturity at the time of purchase of greater than 90 days. Investments in obligations of the U.S. government are classified as held-to-maturity and stated at amortized cost. Investments in certificates of deposit are classified as held-to-maturity and stated at cost.

Exchangeable Notes. In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models, and convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature, will no longer be allocated between debt and equity components. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. We adopted ASU 2020-06 on January 1, 2022 and recognized a cumulative-effect adjustment of approximately $728,000 to the opening balance of retained earnings and derecognized approximately $1.3 million of the remaining equity component relating to the outstanding principal balance of our Exchangeable Senior Notes at the date of adoption. The Exchangeable Senior Notes matured in February 2024.

Deferred Financing Costs. The deferred financing costs relating to our Exchangeable Senior Notes and Notes due 2026 are included as a reduction in the net book value of the related liability on our consolidated balance sheets. These costs are amortized as non-cash interest expense using the effective interest method over the life of the related obligations. Deferred financing costs relating to our Revolving Credit Facility are included in other assets, net on our consolidated balance sheets. These costs are being amortized on a straight-line basis and recognized as non-cash interest expense over the remaining term of the Revolving Credit Facility.

Stock-Based Compensation. Stock-based compensation for equity awards is based on the grant date fair value of the equity awards and is recognized over the requisite service or performance period. If awards are forfeited prior to vesting, we reverse any previously recognized expense related to such awards in the period during which the forfeiture occurs and reclassify any non-forfeitable dividends and dividend equivalents previously paid on these awards from retained earnings to compensation expense. Forfeitures are recognized as incurred. Certain equity awards are subject to vesting based upon the satisfaction of various market conditions. Forfeiture of share awards with market-based restrictions does not result in a reversal of previously recognized share-based compensation expense.

Lease Accounting. We account for our leases under ASC 842, *Leases*, and have elected the practical expedient not to separate certain non-lease components from the lease component if the timing and pattern of transfer are the same for the non-lease component and associated lease component, and the lease component would be classified as an operating lease if accounted for separately. We also elected the short-term lease exception for lessees for leases that are less than 12 months. As lessee, we recognized a liability to account for our future obligations and a corresponding right-of-use asset related to our corporate office lease, which ends in January 2027 and contains annual escalations. We measured the lease liability based on the present value of the future lease payments (excluding the extension option that we are not reasonably certain to exercise), discounted using the estimated incremental borrowing rates of 7.25% and 5.5%, which were the interest rates that we estimated we would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments at initial commencement in December 2019 and upon an amendment in November 2021, respectively. Subsequently, the lease liability is accreted by applying a discount rate established at the lease commencement date to the lease liability balance as of the beginning of the period and is reduced by the payments made during the period.

The right-of-use asset is measured based on the corresponding lease liability. We did not incur any initial direct leasing costs and any other consideration exchanged with the landlord prior to the commencement of the lease. Subsequently, the right-of-use asset is amortized on a straight-line basis during the lease term. For each of the years ended December 31, 2024, 2023 and 2022, we recognized office lease expense of $0.5 million, which are included in general and administrative expense in our consolidated statements of income. For the years ended December 31, 2024, 2023 and 2022, amounts paid and classified as operating activities in our consolidated statements of cash flows for the office lease were $0.5 million, $0.5 million and $0.4 million, respectively.

As lessor, for each of our real estate transactions involving the leaseback of the related property to the seller or affiliates of the seller, we determine whether these transactions qualify as sale and leaseback transactions under the accounting guidance. For these transactions, we consider various inputs and assumptions including, but not necessarily limited to, lease terms, renewal options, discount rates, and other rights and provisions in the purchase and sale agreement, lease and other documentation to determine whether control has been transferred to the Company or remains with the lessee. A transaction involving a sale leaseback will be treated as a purchase of a real estate property if it is considered to transfer control of the underlying asset from the lessee. A lease will be classified as direct-financing if risks and rewards are conveyed without the transfer of control and will be classified as a sales-type lease if control of the underlying asset is transferred to the lessee. Otherwise, the lease is treated as an operating lease. These criteria also include estimates and assumptions regarding the fair value of the leased facilities, minimum lease payments, the economic useful life of the facilities, the existence of a purchase option, and certain other terms in the lease agreements. The lease accounting guidance requires accounting for a transaction as a financing in a sale leaseback when the seller-lessee is provided an option to purchase the property from the landlord at the tenant's option. Substantially all of our leases continued to be classified as operating leases and we continue to record revenue for each of our properties on a cash basis. Our tenant reimbursable revenue and property expenses continue to be presented on a gross basis as rental revenues and as property expenses, respectively, on our consolidated statements of income. Property taxes paid directly by the lessee to a third party continue to be excluded from our consolidated financial statements.

Lease amendments are evaluated to determine if the modification grants the lessee an additional right-of-use not included in the original lease and if the lease payments increase commensurate with the standalone price of the additional right-of-use, adjusted for the circumstances of the particular contract. If both conditions are present, the lease amendment is accounted for as a new lease that is separate from the original lease. In January 2024, the lease modifications for two of our leases to extend the initial term of each lease changed the lease classification from operating lease to sales-type lease that did not satisfy all the criteria for recognition as a completed sale. Accordingly, we continue to recognize the underlying assets within net real estate held for investment and all lease payments received, as well as any future lease payments, will be recognized as a deposit liability and will be included in other liabilities on our consolidated balance sheets until certain criteria are met. As of December 31, 2024, we have received lease payments of $4.9 million that have been included in other liabilities on our consolidated balance sheets. The underlying assets' land and building and improvements had a gross carrying value of $4.1 million and $28.9 million, respectively, and accumulated depreciation of $3.5 million as of December 31, 2024.

Our leases generally contain options to extend the lease terms at the prevailing market rate or at the expiring rental rate at the time of expiration. Certain of our leases provide the lessee with a right of first refusal or right of first offer in the event we market the leased property for sale.

Recent Accounting Pronouncements. In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, measures of segment profit and loss, and disclosures of how the CODM uses the reported measure(s) of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU also requires a public entity that has a single reportable segment to provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in Topic 280. We adopted ASU 2023-07 for the year ending December 31, 2024 which resulted in incremental disclosures relating to reportable segment within the footnotes to our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. The amendments in ASU 2024-03 require entities to provide enhanced disclosures related to certain expense categories included in income statement captions. Under ASU 2024-03, entities are required to disaggregate, in a tabular format, expense captions presented on the face of the income statement — excluding earnings or losses from equity method investments — if they include any of the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense). For any remaining items within each relevant expense caption, entities must provide a qualitative description of the nature of those expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We expect to adopt this ASU on January 1, 2027. While the adoption is not expected to have an impact on our consolidated financial statements, it is expected to result in incremental disclosures within the footnotes to our consolidated financial statements.

Concentration of Credit Risk. As of December 31, 2024, we owned 109 properties located in 19 states. The ability of any of our tenants to honor the terms of their leases is dependent upon the economic, regulatory, competition, natural and social factors affecting the community in which that tenant operates.

The following tables set forth the five tenants in our portfolio that represented the largest percentage of our total rental revenues for the years ended December 31, 2024, 2023 and 2022, including tenant reimbursements:

	For the Year Ended December 31, 2024	
	Number of Leases	Percentage of Rental Revenue
PharmaCann Inc. ("PharmaCann")	11	17 %
Ascend Wellness Holdings, Inc. ("Ascend")	4	11 %
Green Thumb Industries, Inc. ("Green Thumb")	3	8 %
Holistic Industries, Inc. ("Holistic")	5	7 %
Curaleaf Holdings, Inc. ("Curaleaf")	8	7 %

	For the Year Ended December 31, 2023	
	Number of Leases	Percentage of Rental Revenue
PharmaCann	11	15 %
Ascend	4	10 %
Green Thumb	3	8 %
SH Parents, Inc. ("Parallel")[1]	4	7 %
Curaleaf	8	7 %

	For the Year Ended December 31, 2022	
	Number of Leases	Percentage of Rental Revenue
PharmaCann.	11	14 %
Parallel[(1)]	4	10 %
Ascend	4	9 %
Green Thumb.	3	7 %
Trulieve Cannabis Corp. ("Trulieve")	6	7 %

(1)   We regained possession of two properties previously leased to Parallel in Texas and Pennsylvania in 2023.

In each of the tables above, these leases include leases with affiliates of each entity, for which the entity has provided a corporate guaranty.

As of December 31, 2024, our largest property was located in New York and accounted for 5.5% of our net real estate held for investment. No other properties accounted for more than 5% of our net real estate held for investment as of December 31, 2024. As of December 31, 2023, our largest property was located in New York and accounted for 5.4% of our net real estate held for investment. No other properties accounted for more than 5% of our net real estate held for investment as of December 31, 2023.

We have deposited cash with financial institutions that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2024, we had cash accounts in excess of FDIC insured limits. We have not experienced any losses in such accounts.

3. Common Stock

As of December 31, 2024, the Company was authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and there were 28,331,833 shares of common stock issued and outstanding.

In January 2023, we entered into new equity distribution agreements with four sales agents, pursuant to which we may offer and sell from time-to-time through an "at-the-market" offering program (the "Prior ATM Program") up to $500.0 million in shares of our common stock.

In May 2024, we terminated the Prior ATM Program and entered into new equity distribution agreements with four sales agents, pursuant to which we may offer and sell from time to time through an "at-the-market" offering program (the "ATM Program"), including on a forward basis, shares of our common stock and 9.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), up to an aggregate offering price of $500.0 million. See Note 4 "Preferred Stock" for information regarding the sale of Series A Preferred Stock under the ATM Program.

During the years ended December 31, 2024, 2023 and 2022, we sold 123,224 shares, 101,061 shares and 117,023 shares of our common stock pursuant to the Prior ATM Program for net proceeds of $11.8 million, $9.6 million and $21.1 million, respectively.

In April 2022, we issued 1,815,790 shares of common stock in an underwritten public offering, including the exercise in full of the underwriters' option to purchase an additional 236,842 shares, resulting in net proceeds of approximately $330.9 million.

During the year ended December 31, 2022, we issued 413,166 shares of our common stock upon exchange by holders of approximately $26.9 million of outstanding principal amount of our Exchangeable Senior Notes.

During the year ended December 31, 2023, we issued 32,200 shares of our common stock upon exchange by holders of $2.0 million of outstanding principal amount of our Exchangeable Senior Notes.

During the year ended December 31, 2024, we issued 28,408 shares of our common stock related to the exchange premium upon exchange by holders of $4.3 million of outstanding principal amount of our Exchangeable Senior Notes.

4. Preferred Stock

As of December 31, 2024, the Company was authorized to issue up to 50,000,000 shares of preferred stock, par value $0.001 per share, and there were issued and outstanding 1,002,673 shares of 9.00% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"). The Company may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such Series A Preferred Stock up to, but excluding the redemption date. Holders of the Series A Preferred Stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances.

During the year ended December 31, 2024, we sold 402,673 shares of our Series A Preferred Stock pursuant to the ATM Program for net proceeds of $9.6 million.

5. Dividends

The following table describes the dividends declared by the Company during the years ended December 31, 2024, 2023 and 2022:

Declaration Date	Security Class	Amount Per Share	Period Covered	Dividend Paid Date	Dividend Amount
					(In thousands)
March 14, 2022	Common stock	$ 1.75	January 1, 2022 to March 31, 2022	April 14, 2022	$ 45,830
March 14, 2022	Series A preferred stock	$ 0.5625	January 15, 2022 to April 14, 2022	April 14, 2022	$ 338
June 15, 2022	Common stock	$ 1.75	April 1, 2022 to June 30, 2022	July 15, 2022	$ 49,101
June 15, 2022	Series A preferred stock	$ 0.5625	April 15, 2022 to July 14, 2022	July 15, 2022	$ 338
September 15, 2022	Common stock	$ 1.80	July 1, 2022 to September 30, 2022	October 14, 2022	$ 50,503
September 15, 2022	Series A preferred stock	$ 0.5625	July 15, 2022 to October 14, 2022	October 14, 2022	$ 338
December 15, 2022	Common stock	$ 1.80	October 1, 2022 to December 31, 2022	January 13, 2023	$ 50,502
December 15, 2022	Series A preferred stock	$ 0.5625	October 15, 2022 to January 14, 2023	January 13, 2023	$ 338
March 15, 2023	Common stock	$ 1.80	January 1, 2023 to March 31, 2023	April 14, 2023	$ 50,725
March 15, 2023	Series A preferred stock	$ 0.5625	January 15, 2023 to April 14, 2023	April 14, 2023	$ 338
June 15, 2023	Common stock	$ 1.80	April 1, 2023 to June 30, 2023	July 14, 2023	$ 50,742
June 15, 2023	Series A preferred stock	$ 0.5625	April 15, 2023 to July 14, 2023	July 14, 2023	$ 338
September 15, 2023	Common stock	$ 1.80	July 1, 2023 to September 30, 2023	October 13, 2023	$ 50,742
September 15, 2023	Series A preferred stock	$ 0.5625	July 15, 2023 to October 14, 2023	October 13, 2023	$ 338
December 15, 2023	Common stock	$ 1.82	October 1, 2023 to December 31, 2023	January 12, 2024	$ 51,489
December 15, 2023	Series A preferred stock	$ 0.5625	October 15, 2023 to January 14, 2024	January 12, 2024	$ 338
March 15, 2024	Common stock	$ 1.82	January 1, 2024 to March 31, 2024	April 15, 2024	$ 51,957
March 15, 2024	Series A preferred stock	$ 0.5625	January 15, 2024 to April 14, 2024	April 15, 2024	$ 338
June 14, 2024	Common stock	$ 1.90	April 1, 2024 to June 30, 2024	July 15, 2024	$ 54,253
June 14, 2024	Series A preferred stock	$ 0.5625	April 15, 2024 to July 14, 2024	July 15, 2024	$ 338
September 13, 2024	Common stock	$ 1.90	July 1, 2024 to September 30, 2024	October 15, 2024	$ 54,253
September 13, 2024	Series A preferred stock	$ 0.5625	July 15, 2024 to October 14, 2024	October 15, 2024	$ 564
December 13, 2024	Common stock	$ 1.90	October 1, 2024 to December 31, 2024	January 15, 2025	$ 54,253
December 13, 2024	Series A preferred stock	$ 0.5625	October 15, 2024 to January 14, 2025	January 15, 2025	$ 564

6. Investments in Real Estate

Acquisitions

The Company made the following acquisitions during the year ended December 31, 2024 (dollars in thousands):

Property	Market	Closing Date	Rentable Square Feet[(1)]	Initial Purchase Price	Transaction Costs	Total
Ocala	Florida	June 7, 2024	145,000	$ 13,000	$ 26	$ 13,026 [(2)]
108 Western Maryland Parkway . .	Maryland	October 2, 2024	23,000	5,570	70	5,640
Total			168,000	$ 18,570	$ 96	$ 18,666 [(3)]

(1) Includes expected rentable square feet at completion of construction of certain properties.
(2) The tenant is expected to complete improvements at the property, for which we agreed to provide funding of up to $30.0 million.
(3) $2.8 million was allocated to land and $15.9 million was allocated to building and improvements.

Acquired In-Place Lease Intangible Assets

In-place lease intangible assets and related accumulated amortization as of December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2024	December 31, 2023
In-place lease intangible assets.	$ 9,979	$ 9,979
Accumulated amortization	(2,594)	(1,734)
In-place lease intangible assets, net	$ 7,385	$ 8,245

Amortization of in-place lease intangible assets classified in depreciation and amortization expense in our consolidated statements of income was $0.9 million, $0.9 million and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. The remaining weighted-average amortization period of the value of acquired in-place leases was 8.8 years, and the estimated annual amortization of the value of the acquired in-place leases as of December 31, 2024 is as follows (in thousands):

Year	Amount
2025	$ 860
2026	860
2027	860
2028	860
2029	860
Thereafter.	3,085
Total.	$ 7,385

Above-Market Lease

The above-market lease and related accumulated amortization included in other assets, net on our consolidated balance sheets as of December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2024	December 31, 2023
Above-market lease.	$ 1,054	$ 1,054
Accumulated amortization	(279)	(187)
Above-market lease, net	$ 775	$ 867

The above-market lease is amortized on a straight-line basis as a reduction to rental revenues over the remaining lease term of 8.5 years. For all three years ended December 31, 2024, 2023 and 2022, the amortization of the above-market lease was $0.1 million. As of December 31, 2024, the amortization for each of the next five years is $0.1 million and $0.3 million thereafter.

Lease Amendments

In January 2024, we entered into lease amendments with subsidiaries of 4Front Ventures Corp. ("4Front") at the four properties we lease to them in Illinois, Massachusetts and Washington, extending the term of each lease. We amended the Illinois lease to reduce base rent through September 30, 2024, defer the payback of the security deposit applicable to the lease (with the security deposit being subject to future pro-rata monthly payback), and increase the base rent for the remainder of the term commencing November 1, 2024.

In February 2024, we amended our lease and development agreement with PharmaCann at one of our New York properties, increasing the construction funding commitment by $16.0 million, which also resulted in a corresponding adjustment to the base rent for the lease at the property. We also amended the lease to extend the term.

In April 2024, we amended our lease with a subsidiary of Battle Green Holdings LLC at one of our Ohio properties to provide an additional improvement allowance of $4.5 million, which also resulted in a corresponding adjustment to the base rent for the lease at the property.

In April 2024, we amended the lease with a subsidiary of 4Front at one of our Illinois properties to provide an additional improvement allowance of $1.6 million, which also resulted in a corresponding adjustment to the base rent for the lease at the property and increased the annual base rent escalations for the remainder of the lease term.

New Leases

In January 2024, we executed a new lease with a tenant at one of our retail properties in Michigan.

In March 2024, we executed a new long-term lease with a subsidiary of Gold Flora Corporation ("Gold Flora") at our property located at 63795 19th Avenue in Palm Springs, California (the "19th Ave. Lease").

In April 2024, we executed a new long-term lease with Lume Cannabis Co. at our property located at 10070 Harvest Park in Dimondale, Michigan.

In May 2024, we executed a new long-term lease with a subsidiary of Gold Flora at our property located at 19533 McLane Street in Palm Springs, California (the "McLane Lease").

The commencement date under each of the 19th Ave. Lease and McLane Lease is conditioned upon, among other things, the tenant's receipt of approvals to conduct cannabis operations by the requisite state and local authorities.

Capitalized Costs

Including all of our properties, during the year ended December 31, 2024, we capitalized costs of $63.7 million relating to improvements and construction activities at our properties.

Property Dispositions

In November 2022, we sold one of our Pennsylvania properties that was leased to a subsidiary Maitri Holdings, LLC for $23.5 million, excluding transaction costs, and recognized a gain on sale of the property of approximately $3.6 million.

In March 2023, we sold the portfolio of four properties in California previously leased to affiliates of Medical Investor Holdings, LLC ("Vertical") for $16.2 million (excluding transaction costs) and provided a secured loan for $16.1 million to the buyer of the properties. The loan matures on February 29, 2028 with two options to extend the maturity for twelve months, conditional in each instance on the payment of an extension fee and at least $0.5 million of the principal balance. The loan is interest only and payments are payable monthly in advance. The transaction did not qualify for recognition as a completed sale under GAAP since not all of the criteria were met. Accordingly, we have not derecognized the assets transferred on our consolidated balance sheets. All consideration received, as well as any future payments, from the buyer will be recognized as a deposit liability and will be included in other liabilities on our consolidated balance sheets until such time the criteria for recognition as a sale have been met. As of December 31, 2024, we received interest payments of $2.4 million. In addition, as we have not met all of the held-for-sale criteria, land and building and improvements with gross carrying values of $3.4 million and approximately $13.9 million, respectively, and accumulated depreciation of $2.0 million as of December 31, 2024, remain on the consolidated balance sheets, and the buildings and improvements continue to be depreciated.

In May 2024, we sold a property in Los Angeles, California for $9.1 million (excluding closing costs) to a third-party buyer. Concurrently with the sale, pursuant to a separate agreement previously executed between us and the tenant, the tenant paid us a lease termination fee of $3.9 million and paid for the closing and other costs incurred by us in connection with the sale of the property. In connection with this sale, during the year ended December 31, 2024, we recognized a disposition-contingent lease termination fee of $3.9 million, which is included in rental revenue (including tenant reimbursements) on our consolidated statements of income, and a loss on sale of real estate of $3.4 million.

Future Contractual Minimum Rent

Future contractual minimum rent (including base rent and property management fees) to be received on our leases as of December 31, 2024 for future periods is summarized as follows (in thousands):

Year	Contractual Minimum Rent
2025	$ 311,157
2026	323,281
2027	331,954
2028	338,995
2029	348,298
Thereafter	3,643,029
Total	$ 5,296,714

Future contractual minimum rent includes payments to be received on two sale-type leases, which will be recognized as a deposit liability and will be included in other liabilities on our consolidated balance sheet until certain criteria are met (see Note 2 "Lease Accounting" for further details).

7. Debt

Exchangeable Senior Notes

As of December 31, 2023, our Operating Partnership had outstanding $4.4 million of principal amount of 3.75% Exchangeable Senior Notes due 2024 (the "Exchangeable Senior Notes"). The Exchangeable Senior Notes were senior unsecured obligations of our Operating Partnership, were fully and unconditionally guaranteed by us and our Operating Partnership's subsidiaries and were exchangeable for cash, shares of our common stock, or a combination of cash and shares of our common stock, at our Operating Partnership's option, at any time prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date. The Exchangeable Senior Notes paid interest semiannually at a rate of 3.75% per annum and matured on February 21, 2024. The effective interest rate including amortization of issuance costs was 4.53%.

During the year ended December 31, 2024, we issued 28,408 shares of our common stock and paid $4.3 million in cash upon exchange by holders of $4.3 million principal amount of Exchangeable Senior Notes and paid off the remaining $0.1 million principal amount at maturity in February 2024, in accordance with terms of the indenture for the Exchangeable Senior Notes.

During the year ended December 31, 2023, we issued 32,200 shares of our common stock upon exchanges by holders of $2.0 million of outstanding principal amount of our Exchangeable Senior Notes. For the year ended December 31, 2023, we recognized a gain on the exchange totaling $22,000, resulting from the difference between the fair value and carrying value of the debt as of the date of the exchange. The issuance of the shares pursuant to the exchanges resulted in a net non-cash increase to our additional paid-in capital account of $2.0 million for the year ended December 31, 2023.

During the year ended December 31, 2022, we issued 413,166 shares of our common stock upon exchanges by holders of $26.9 million of outstanding principal amount of our Exchangeable Senior Notes. For the year ended December 31, 2022, we recognized a loss on the exchange totaling approximately $0.1 million resulting from the difference between the fair value and carrying value of the debt as of the date of the exchange. The issuance of the shares pursuant to the exchanges resulted in a non-cash increase to our additional paid-in capital account of $26.7 million for the year ended December 31, 2022.

The following table details our interest expense related to the Exchangeable Senior Notes (in thousands):

| | For the Year Ended December 31, | | | | | |
	2024		2023		2022	
Cash coupon	$	24	$	182	$	452
Amortization of issuance cost		5		37		94
Capitalized interest		(1)		(7)		—
Total interest expense	$	28	$	212	$	546

The following table details the carrying value of our Exchangeable Senior Notes (in thousands):

	December 31, 2024		December 31, 2023	
Principal amount	$	—	$	4,436
Unamortized issuance cost		—		(5)
Carrying value	$	—	$	4,431

Accrued interest payable for the Exchangeable Senior Notes was $49,000 as of December 31, 2023 and is included in accounts payable and accrued expenses on our consolidated balance sheets.

Notes due 2026

On May 25, 2021, our Operating Partnership issued $300.0 million aggregate principal amount of its 5.50% Senior Notes due 2026 (the "Notes due 2026"). The Notes due 2026 are senior unsecured obligations of our Operating Partnership, are fully and unconditionally guaranteed by us and rank equally in right of payment with all of the Operating Partnership's existing and future senior unsecured indebtedness, including the Exchangeable Senior Notes which matured in February 2024. However, the Notes due 2026 are effectively subordinated to any of the Company's, the Operating Partnership's and the Operating Partnership's subsidiaries' future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes due 2026 will pay interest semiannually at a rate of 5.50% per year and will mature on May 25, 2026. The terms of the Notes due 2026 are governed by an indenture, dated May 25, 2021, among the Operating Partnership, as issuer, the Company and the Operating Partnership's subsidiaries, as guarantors, Argent Institutional Trust Company, as trustee (as successor-in-interest to GLAS Trust Company LLC), and Securities Transfer Corporation, as registrar (as successor-in-interest to GLAS Trust Company LLC). The terms of the indenture provide that if the debt rating on the Notes due 2026 is downgraded or withdrawn entirely, interest on the Notes due 2026 will increase to a range of 6.0% to 6.5% based on such debt rating.

In connection with the issuance of the Notes due 2026, we recorded $6.8 million of issuance costs, which are being amortized using the effective interest method and recognized as non-cash interest expense over the term of the Notes due 2026. The effective interest rate including amortization of issuance costs is 6.03%.

The following table details our interest expense related to the Notes due 2026 (in thousands):

| | For the Year Ended December 31, | | | | | |
	2024		2023		2022	
Cash coupon	$	16,500	$	16,500	$	16,500
Amortization of issuance cost		1,416		1,334		1,255
Capitalized interest		(565)		(620)		—
Total interest expense	$	17,351	$	17,214	$	17,755

The following table details the carrying value of our Notes due 2026 (in thousands):

	December 31, 2024	December 31, 2023
Principal amount	$ 300,000	$ 300,000
Unamortized issuance cost	(2,135)	(3,551)
Carrying value	$ 297,865	$ 296,449

The Operating Partnership may redeem some or all of the notes at its option at any time at the applicable redemption price. If the notes are redeemed prior to February 25, 2026, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus a make-whole premium and accrued and unpaid interest thereon to, but excluding, the applicable redemption date. If the notes are redeemed on or after February 25, 2026, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

The terms of the indenture for the Notes due 2026 require compliance with various financial covenants, including minimum level of debt service coverage and limits on the amount of total leverage and secured debt maintained by the Operating Partnership. Management believes that it was in compliance with those covenants as of December 31, 2024.

Accrued interest payable for the Notes due 2026 as of December 31, 2024 and 2023 was $2.1 million and is included in accounts payable and accrued expenses on our consolidated balance sheets.

Revolving Credit Facility

In October 2023, our Operating Partnership entered into a loan and security agreement (the "Loan Agreement") with a federally regulated commercial bank, as lender and as agent for lenders that become party thereto from time to time, which matures on October 23, 2026. The Loan Agreement provided $50.0 million in aggregate commitments for secured revolving loans (the "Revolving Credit Facility"), the availability of which is based on a borrowing base consisting of real properties owned by subsidiaries (the "Subsidiary Guarantors") of the Operating Partnership that satisfy eligibility criteria set forth in the Loan Agreement. The obligations of the Operating Partnership under the Loan Agreement are guaranteed by the Company and the Subsidiary Guarantors, and are secured by (i) operating accounts of the Operating Partnership into which lease payments under the real property included in the borrowing base are paid, (ii) the equity interest of the Subsidiary Guarantors, (iii) the real estate included in the borrowing base and the leases and rents thereunder, and (iv) all personal property of the Subsidiary Guarantors. Borrowings under the Revolving Credit Facility bear interest at a variable rate based on the greater of the prime rate and an applicable margin based on deposits with the participating bank(s) and a stipulated interest rate. The Revolving Credit Facility is subject to an unused line of credit fee, calculated in accordance with the Loan Agreement. The Loan Agreement is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. The Loan Agreement also allows the Operating Partnership, subject to the satisfaction of certain conditions, to request additional revolving loan commitments up to a specified amount. In November 2024, our Operating Partnership entered into an amendment to the Loan Agreement, pursuant to which the aggregate commitments under the Revolving Credit Facility were increased from $50.0 million to $87.5 million. There were no amounts outstanding under the Revolving Credit Facility as of December 31, 2024 and 2023.

In connection with the Revolving Credit Facility, we recorded $0.8 million of issuance costs, which are being amortized on a straight-line basis and recognized as non-cash interest expense over the term of the Revolving Credit Facility. For the year ended December 31, 2024 and 2023, we recognized $0.3 million and $41,000 of non-cash interest expense related to the Revolving Credit Facility.

The following table summarizes the principal payments on our outstanding indebtedness as of December 31, 2024 (in thousands):

Payments Due by Year	Amount
2025	$ —
2026	300,000
2027	—
2028	—
2029	—
Thereafter..	—
Total..	$ 300,000

8. Net Income Per Share

Grants of restricted stock and restricted stock units ("RSUs") of the Company in share-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per share under the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company's capital structure includes either two or more classes of common stock or common stock and participating securities. Earnings per basic share under the two-class method is calculated based on dividends declared on common shares and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends and dividend equivalents accruing during the period. The undistributed earnings are allocated to all outstanding common shares and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Earnings per basic share represents the summation of the distributed and undistributed earnings per share class divided by the total number of shares.

Through December 31, 2024, all of the Company's participating securities received dividends or dividend equivalents at an equal dividend rate per share. As a result, distributions to participating securities have been included in net income attributable to common stockholders to calculate net income per basic and diluted share.

The 9,468 shares, 81,169 shares and 202,076 shares necessary to settle the Exchangeable Senior Notes on the if-exchanged method basis were dilutive for the years ended December 31, 2024, 2023 and 2022, respectively, and were included in the computation of diluted earnings per share.

For the years ended December 31, 2024, 2023 and 2022, the performance share units ("PSUs") granted to certain employees were not included in dilutive securities as the performance thresholds for the vesting of the PSUs were not met as measured as of the respective dates. (see Note 10 for further discussion of the PSUs).

Computations of net income per basic and diluted share were as follows (in thousands, except share and per share data):

| | Years Ended December 31, | | |
	2024	2023	2022
Net income	$ 161,661	$ 165,588	$ 154,386
Preferred stock dividends	(1,804)	(1,352)	(1,352)
Distribution to participating securities	(2,254)	(1,482)	(834)
Net income attributable to common stockholders used to compute net income per share – basic	157,603	162,754	152,200
Dilutive effect of Exchangeable Senior Notes	28	212	546
Net income attributable to common stockholders used to compute net income per share – diluted	$ 157,631	$ 162,966	$ 152,746
Weighted-average common shares outstanding:			
Basic	28,226,402	27,977,807	27,345,047
Restricted stock and RSUs	294,780	196,821	116,046
Dilutive effect of Exchangeable Senior Notes	9,468	81,169	202,076
Diluted	28,530,650	28,255,797	27,663,169
Net income attributable to common stockholders per share:			
Basic	$ 5.58	$ 5.82	$ 5.57
Diluted	$ 5.52	$ 5.77	$ 5.52

9. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

The following table presents the carrying value and approximate fair value of financial instruments at December 31, 2024 and 2023 (in thousands):

| | At December 31, 2024 | | At December 31, 2023 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investments[1]	$ 5,000	$ 5,000	$ 21,948	$ 21,951
Investments as cash equivalents[2]	$ 45,714	$ 45,714	$ 15,187	$ 15,029
Exchangeable Senior Notes[3]	$ —	$ —	$ 4,431	$ 7,576
Notes due 2026[3]	$ 297,865	$ 289,077	$ 296,449	$ 278,325
Construction loan[4]	$ 22,800	$ 28,245	$ 22,000	$ 27,543
Notes receivable[5]	$ 16,786	$ 16,786	$ 20,028	$ 20,028

(1) At December 31, 2024, investments consisting of short-term certificates of deposit with an original maturity at the time of purchase of greater than 90 days and less than one year are classified as held-to-maturity, stated at cost and valued using Level 2 inputs. At December 31, 2023, investments consisting of short-term obligations of the U.S. government with an original maturity at the time of purchase of greater than 90 days and less than one year are classified as held-to-maturity, stated at amortized cost and valued using Level 1 inputs. At December 31, 2023, the unrecognized gain was $78,000.

(2) Investments included in cash and cash equivalents consisting of obligations of the U.S. government with an original maturity at the time of purchase of less than or equal to 90 days are classified as held-to-maturity and valued using Level 1 inputs.

(3) The fair value is determined based upon Level 2 inputs as the Exchangeable Senior Notes and Notes due 2026 were trading in the private market. Th Exchangeable Senior Notes matured in February 2024.

(4) The construction loan receivable is categorized as Level 3 and was valued using a yield analysis, which is typically performed for non-credit impaired loans. To determine fair value using a yield analysis, a current price is imputed for the loan based upon an assessment of the expected market yield for a similarly structured loan with a similar level of risk. In the yield analysis, the Company considers the current contractual interest rate, the maturity and other terms of the loan relative to risk of the company and the specific loan. At both December 31, 2024 and 2023, the expected market yields used to determine fair value was 16.25%. Changes in market yields may change the fair value of the construction loan. Generally, an increase in market yields may result in a decrease in the fair value of the construction loan. Due to the inherent uncertainty of determining the fair value of a loan that does not have a readily available market value, the fair value of the construction loan may fluctuate from period to period. Additionally, the fair value of the construction loan may differ significantly from the value that would have been used had a readily available market existed for such loan and may differ materially from the value that the Company may ultimately realize.

(5) Notes receivable relate to certain acquisitions of real estate which did not satisfy the requirements for sale-leaseback accounting (see Note 2 "Acquisition of Real Estate Properties" to our consolidated financial statements for more information). The notes receivable are categorized as Level 3 and were also valued using a yield analysis. At December 31, 2024 and 2023, the weighted average expected market yields used to determine fair values were 20.6% and 17.2%, respectively.

The carrying amounts of cash equivalents, accounts payable, accrued expenses and other liabilities approximate fair values.

10. Common Stock Incentive Plan

Our board of directors adopted our 2016 Omnibus Incentive Plan (the "2016 Plan"), to enable us to motivate, attract and retain the services of directors, employees and consultants considered essential to our long-term success. The 2016 Plan offers our directors, employees and consultants an opportunity to own our stock or rights that will reflect our growth, development and financial success. Under the terms of the 2016 Plan, the aggregate number of shares of our common stock subject to options, restricted stock, stock appreciation rights, restricted stock units and other awards, will be no more than 1,000,000 shares. Any equity awards that lapse, expire, terminate, are canceled or are forfeited (including forfeitures in connection with satisfaction of tax withholding obligations of the recipient) are re-credited to the 2016 Plan's reserve for future issuance. The 2016 Plan automatically terminates on the date which is ten years following the effective date of the 2016 Plan.

A summary of the restricted stock activity under the 2016 Plan and related information for the years ended December 31, 2024, 2023 and 2022 is included in the table below:

	Restricted Shares		Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2021	37,767	$	92.49
Granted	24,456	$	205.62
Vested	(18,051)	$	91.57
Forfeited[1]	(10,146)	$	69.74
Nonvested balance at December 31, 2022	34,026	$	181.08
Granted	40,770	$	105.85
Vested	(12,115)	$	173.37
Forfeited[1]	(5,970)	$	116.31
Nonvested balance at December 31, 2023	56,711	$	135.46
Granted	46,752	$	93.26
Vested	(18,753)	$	111.84
Forfeited[1]	(7,442)	$	205.15
Nonvested balance at December 31, 2024	77,268	$	108.95

(1) Shares that were forfeited to cover the employees' tax withholding obligation upon vesting or employees' cessation of employment.

The remaining unrecognized compensation cost of $4.1 million for restricted stock awards is expected to be recognized over a weighted-average amortization period of 1.7 years as of December 31, 2024. The fair value of restricted stock that vested in 2024, 2023 and 2022 was $2.6 million, $1.7 million and $6.9 million, respectively.

The following table summarizes our RSU activity for the years ended December 31, 2024, 2023 and 2022. RSUs are issued as part of the Innovative Industrial Properties, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan"), which allows a select group of management and our non-employee directors to defer receiving certain of their cash and equity-based compensation. RSUs are subject to vesting conditions of the Deferred Compensation Plan and have the same economic rights as shares of restricted stock under the 2016 Plan:

	Unvested RSUs		Weighted-Average Grant Date Fair Value
Balance at December 31, 2021	60,326	$	120.24
Granted	23,351	$	206.45
Balance at December 31, 2022	83,677	$	144.30
Granted	66,279	$	101.40
Balance at December 31, 2023	149,956	$	125.34
Granted	72,546	$	92.64
Balance at December 31, 2024	222,502	$	114.68

The remaining unrecognized compensation cost of $6.5 million for RSU awards is expected to be recognized over an amortization period of 1.7 years as of December 31, 2024.

In January 2021, we initiated the PSU program and issued 70,795 "target" PSUs to a select group of officers, which vest and are settled in shares of common stock ("Award Shares") based on the Company's total stockholder return over a period commencing on January 11, 2021 and ending on December 31, 2023 (the "Performance Period") relative to two different comparator groups of companies. In January 2022, we issued 102,641 "target" PSUs to a select group of officers, which vest and are settled in shares of common stock (referred to herein together with the 2021 PSU Award Shares as the "Award Shares") based on the Company's total stockholder return over a period commencing on January 11, 2022 and ending on December 31, 2024 (referred to herein together with the 2021 PSU Performance Period as the "Performance Periods") relative to two different comparator groups of companies.

Stock-based compensation for market-based PSU awards is based on the grant date fair value of the equity awards and is recognized over the applicable performance period. For the year ended December 31, 2024, 2023 and 2022, we recognized stock-based compensation expense of $6.7 million, $10.7 million and $10.7 million, respectively, relating to PSU awards.

The PSUs granted in January 2021 were forfeited in their entirety on December 31, 2023 pursuant to the terms of the agreements, as the PSUs failed to meet the performance threshold for vesting. The PSUs granted in January 2022 were forfeited in their entirety on December 31, 2024 pursuant to the terms of the agreements, as the PSUs failed to meet the performance threshold for vesting.

11. Commitments and Contingencies

Office Lease. The future contractual lease payments for our office lease and the reconciliation to the office lease liability reflected in other liabilities in our consolidated balance sheet as of December 31, 2024 is presented in the table below (in thousands):

Year	Amount
2025	$ 526
2026	543
2027	45
2028	—
2029	—
Total future contractual lease payments	1,114
Effect of discounting	(66)
Office lease liability	$ 1,048

Improvement Allowances. As of December 31, 2024, we had $37.1 million of commitments related to improvement allowances, which generally may be requested by the tenants at any time up until a date that is near the expiration of the initial term of the applicable lease.

Construction Commitments. As of December 31, 2024, we had approximately $1.2 million of commitments related to contracts with vendors for improvements at our properties.

Construction Loan. As of December 31, 2024, we had $0.2 million of commitments related to our construction loan for the development of a regulated cannabis cultivation and processing facility in California.

Environmental Matters. We follow the policy of monitoring our properties, both targeted acquisition and existing properties, for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liabilities that would have a material adverse effect on our financial condition, results of operations and cash flow, or that we believe would require disclosure or the recording of a loss contingency.

Litigation.

Class Action Lawsuits

On April 25, 2022, a federal securities class action lawsuit was filed against the Company and certain of its officers. The case was named *Michael V. Mallozzi, individually and on behalf of others similarly situated v. Innovative Industrial Properties, Inc., Paul Smithers, Catherine Hastings and Andy Bui, Case No. 2-22-cv-02359,* and was filed in the U.S. District Court for the District of New Jersey. The lawsuit was purportedly brought on behalf of purchasers of our common stock and alleges that we and certain of our officers made false or misleading statements regarding our business in violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SEC Rule 10b-5, and Section 20(a) of the Exchange Act. According to the filed complaint, the plaintiff is seeking an undetermined amount of damages, interest, attorneys' fees and costs and other relief on behalf of the putative classes of all persons who acquired shares of the Company's common stock between May 7, 2020 and April 13, 2022.

On September 29, 2022, an Amended Class Action Complaint was filed under the same Case Number, adding as defendants Alan D. Gold and Benjamin C. Regin, and asserting causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. According to the Amended Class Action Complaint, the plaintiff is seeking an undetermined amount of damages, interest, attorneys' fees and costs and other relief on behalf of the putative classes of all persons who acquired shares of the Company's common stock between August 7, 2020 and August 4, 2022. On December 1, 2022, defendants moved to dismiss the Amended Class Action Complaint. On September 19, 2023, the court granted defendants' motion to dismiss the Amended Class Action Complaint without prejudice.

On October 19, 2023, a Second Amended Class Action Complaint was filed under the same Case Number, and asserted causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. According to the Second Amended Class Action Complaint, the plaintiff is seeking an undetermined amount of damages, interest, attorneys' fees and costs and other relief on behalf of the putative classes of all persons who acquired shares of the Company's common stock between August 7, 2020 and August 4, 2022. On December 18, 2023, defendants moved to dismiss the Second Amended Class Action Complaint; on February 1, 2024, plaintiff responded with their opposition to defendants' motion to dismiss the Second Amended Class Action Complaint; and on March 1, 2024, defendants replied to plaintiff's response. On September 25, 2024, the court granted defendants' motion to dismiss the Second Amended Class Action Complaint with prejudice. On September 30, 2024, plaintiff filed a notice of appeal of the court's dismissal of the Second Amended Class Action Complaint with prejudice. On December 9, 2024, plaintiff filed their opening appellate brief with the United States Court of Appeals for the Third Circuit. On January 23, 2025, defendants filed their appellate brief.

On January 17, 2025, a second federal securities class action lawsuit was filed against the Company and certain of its officers. The case was named *Alain Giraudon, individually and on behalf of others similarly situated v. Innovative Industrial Properties, Inc., Alan D. Gold, Paul E. Smithers, David Smith and Ben Regin, Case No. 1:25-cv-00182-RDB,* and was filed in the U.S. District Court for the District of Maryland. The lawsuit was purportedly brought on behalf of purchasers of our common stock and alleges that we and certain of our officers made false or misleading statements regarding our business in violation of Section 10(b) of the Exchange Act, SEC Rule 10b-5, and Section 20(a) of the Exchange Act. According to the filed complaint, the plaintiff is seeking an undetermined amount of damages, interest, attorneys' fees and costs and other relief on behalf of the putative classes of all persons who acquired shares of the Company's common stock between February 27, 2024 and December 19, 2024.

It is possible that similar lawsuits may yet be filed in the same or other courts that name the same or additional defendants. We intend to defend the lawsuit vigorously. However, at this time, we cannot predict the probable outcome of this action, and, accordingly, no amounts have been accrued in the Company's consolidated financial statements.

Derivative Action Lawsuits

On July 26, 2022, a derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *John Rice, derivatively on behalf of Innovative Industrial Properties, Inc. v. Paul Smithers, Catherine Hastings, Andy Bui, Alan Gold, Gary Kreitzer, Mary Curran, Scott Shoemaker, David Stecher, and Innovative Industrial Properties, Inc., Case Number 24-C-22-003312,* and was filed in the Circuit Court for Baltimore City, Maryland. The lawsuit asserts putative derivative claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets against the directors and certain officers of the Company. The plaintiffs are seeking declaratory relief, direction to reform and improve corporate governance and internal procedures, and an undetermined amount of damages, restitution, interest, and attorneys' fees and costs. On September 6, 2022, the defendants in this action filed a Consent Motion to Stay the Proceedings, which was granted on October 11, 2022. On September 28, 2022, a second derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Karen Draper, derivatively on behalf of Innovative Industrial Properties, Inc. v. Paul Smithers, Catherine Hastings, Andy Bui, Alan Gold, Gary Kreitzer, Mary Curran, Scott Shoemaker, David Stecher, Defendants, and Innovative Industrial Properties Inc., Nominal Defendant*, Case Number 24-C-22-004243, and filed in the Circuit Court for Baltimore City, Maryland. The lawsuit asserts putative derivative claims for breach of fiduciary duty, and seeks actions to reform and improve the Company, and an undetermined amount of damages, restitution, interest, and attorneys' fees and costs. On October 19, 2022, the parties to both cases filed a Joint Motion to Consolidate Related Shareholder Derivative Actions and to Appoint Lead and Liaison Counsel for plaintiffs, which was granted on December 19, 2022, along with a stay in the lawsuit pending a ruling on the defendants' motion to dismiss the federal class action lawsuit described above. On April 17, 2023, a third derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Ross Weintraub, derivatively on behalf of Innovative Industrial Properties, Inc. v. Alan Gold, Paul Smithers, Catherine Hastings, Ben Regin, Andy Bui, Tracie Hager, Gary Kreitzer, David Stecher, Scott Shoemaker, Mary Curran, and Innovative Industrial Properties, Inc.,* Case Number 1:23-cv-00737-GLR, and filed in the United States District Court for the District of Maryland. The lawsuit asserts putative derivative claims for breach of fiduciary duty and violations of Section 14(a) of the Exchange Act, and seeks an undetermined amount of damages, equitable relief, and attorneys' fees and costs. Defendants in this action filed a Consent Motion to Stay the Proceeding, which was granted on April 17, 2023. On June 5, 2023, a fourth derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Franco DeBlasio, on behalf of Gerich Melenth Nin (GMN) LP, derivatively on behalf of Innovative Industrial Properties, Inc. v. Paul Smithers, Catherine Hastings, Alan D. Gold, Tracie J. Hager, Benjamin C. Regin, Andy Bui, Gary A. Kreitzer, David Stecher, Scott Shoemaker, Mary Curran, and Innovative Industrial Properties, Inc.,* Case Number 1:23-cv-01513-GLR, and filed in the United States District Court for the District of Maryland. On July 19, 2023, the United States Court for the District of Maryland consolidated Case Nos. 1:23-cv-00737-GLR and 1:23-cv-01513-GLR with case number 1:23-cv-00737-GLR as the lead case, and kept the stay in place. The consolidated case remains stayed as Case Number 24-C-22-003312. This derivative action relates to the same allegations as those made in the *Mallozzi* class action, detailed above.

On May 9, 2024, a fifth derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Gary A Gedig, derivatively on behalf of Innovative Industrial Properties, Inc. v. Paul Smithers, Catherine Hastings, Ben Regin, Andy Bui, Tracy Hager, Alan Gold, Gary A. Kreitzer, Mary Curran, Scott Shoemaker, M.D., and David Stecher, and Innovative Industrial Properties, Inc.,* Civil No. C-24-CV-24-000130, and filed in the Circuit Court for Baltimore City, Maryland. Plaintiff and defendants in this action filed a Joint Stipulation to Stay the Proceedings, which was granted on September 17, 2024. This derivative action also relates to the same allegations as those made in the *Mallozzi* class action, detailed above.

On February 12, 2025, a derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Joshua Steffens, derivatively on behalf of Innovative Industrial Properties, Inc. v. Alan Gold, Paul Smithers, David Smith, Ben Regin, Gary Kreitzer, Gary Stecher, Scott Shoemaker, Mary Allis Curran, and Innovative Industrial Properties, Inc., Case Number 1:25-cv-00456-ABA,* and was filed in the United States District Court for the District of Maryland. The lawsuit asserts putative derivative claims for violations of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, waste of corporate assets, and contribution against the directors and certain officers of the Company. The plaintiffs are seeking an undetermined amount of damages, interest, an accounting and constructive trust, punitive damages, and attorneys' fees and costs. This derivative action relates to the same allegations as those made in the *Giraudon* class action, detailed above.

On February 13, 2025, a derivative action lawsuit was filed against the Company and certain of its officers and directors. The case was named *Joshua Albers, derivatively on behalf of Innovative Industrial Properties, Inc. v. Alan Gold, Paul Smithers, David Smith, Ben Regin, Gary Kreitzer, Gary Stecher, Scott Shoemaker, Mary Allis Curran, and Innovative Industrial Properties, Inc., Case Number 1:25-cv-00469-BAH,* and was filed in the United States District Court for the District of Maryland. The lawsuit asserts putative derivative claims for violations of the Exchange Act, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, waste of corporate assets, and contribution against the directors and certain officers of the Company. The plaintiffs are seeking an undetermined amount of damages, interest, reform, punitive damages, and attorneys' fees and costs. This derivative action also relates to the same allegations as those made in the *Giraudon* class action, detailed above.

The Company intends to vigorously defend each of these lawsuits. However, at this time, the Company cannot predict the probable outcome of these actions, and, accordingly, no amounts have been accrued in the Company's consolidated financial statements.

We may, from time to time, be a party to other legal proceedings, which arise in the ordinary course of our business. Although the results of these proceedings, claims, inquiries, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, inquiries, and investigations may nonetheless impose a significant burden on management and employees and may come with significant defense costs or unfavorable preliminary and interim rulings.

Deferred Compensation Plan. In November 2019, we adopted the Innovative Industrial Properties, Inc. Nonqualified Deferred Compensation Plan (the "Plan"), which allows a select group of management and non-employee directors to defer receipt of their compensation, including up to 80% of base salary, 100% of bonus, 100% of director fees and 100% of restricted equity awards. The Plan assets are held in a rabbi trust which is consolidated and included in the consolidated financial statements.

12. Segment Information

We operate in one reportable segment of acquiring, developing/redeveloping and leasing real estate to tenants on a long-term triple-net basis. All of our revenues are generated in the United States and the CODM manages the business activities on a consolidated basis. The CODM is our President and Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on net income, which is reported on the consolidated statements of income. The CODM uses net income to evaluate return on investments and determine whether to reinvest profits or to pay dividends. The evaluation is also used to establish management's compensation. The revenues, expenses (including stock-based compensation) and net income for the reportable segment are the same as those presented on the consolidated financial statements. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

13. Subsequent Events

Lease Amendments

In January 2025, we entered into lease amendments with PharmaCann with respect to nine of its leases for properties located in New York, Illinois, Pennsylvania, Ohio, and Colorado. Those lease amendments reduced cumulative total base rent from $2.8 million per month to $2.6 million per month, with cash rent payments commencing February 1, 2025, and provided for pro-rata replenishment of security deposits over thirty-six months commencing February 1, 2027. We also entered into lease amendments with PharmaCann with respect to two of its leases for cultivation properties in Michigan and Massachusetts. Those amendments provide that monthly base rent of $1.3 million for these two properties will be abated in full effective February 1, 2025 and, if the properties have not been transitioned to new tenant(s) by August 1, 2025, we will regain full control over the properties. We applied security deposits held by us pursuant to all of the PharmaCann leases for the payment in full of all defaulted rent for December 2024 and January 2025 and certain penalties. If PharmaCann is not able to refinance its existing senior secured credit facility maturing

June 30, 2025, all modifications to our leases with PharmaCann described above will immediately be null and void and the leases will revert to the terms in effect as of January 1, 2025.

Litigation

On January 17, 2025, a federal securities class action lawsuit was filed against us and certain of our officers. On February 12, 2025 and February 13, 2025, derivative actions were filed against us and certain of our officers and directors. See Note 11 "Commitments and Contingencies" for a description of these actions.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2024
(In thousands)

				Initial Costs			Total Costs					
Property	Property Type[1]	State	Year Built/Renovated	Land	Building and Improvements	Costs Capitalized Subsequent to Acquisition	Land	Building and Improvements[7]	Total	Accumulated Depreciation	Net Cost Basis	Year Acquired
East Cherry Street	Industrial	Arizona	1971 / 2016	$ 723	$ 3,995	$ —	$ 723	$ 3,995	$ 4,718	$ (270)	$ 4,448	2022
West Greenhouse Drive	Industrial	Arizona	1995 / 2017	398	14,629	5,003	398	19,632	20,030	(4,889)	15,141	2017
Perez Road	Industrial	California	1981 / 2024	734	5,634	9,241	734	14,875	15,609	(734)	14,875	2022
64125 19th Avenue	Industrial	California	2019 / 2023	5,930	45,081	12,614	5,930	57,695	63,625	(4,647)	58,978	2021
McLane Street	Industrial	California	2005 / 2019	1,577	15,935	1,327	1,577	17,262	18,839	(1,847)	16,992	2020
Inland Center Drive[5]	Industrial[4]	California	1969 / (2)	3,485	21,911	11,413	3,485	33,324	36,809	—	36,809	2020
63795 19th Avenue[5]	Industrial	California	2004 / (2)	3,534	12,852	19,601	3,534	32,453	35,987	(2,250)	33,737	2019
North Anza Road	Industrial[4]	California	1980 / 2017	916	5,406	11	916	5,417	6,333	(946)	5,387	2019
North Anza Road & Del Sol Road	Industrial[6]	California	1980 / 2017	840	4,959	36	840	4,995	5,835	(868)	4,967	2019
1804 Needles Highway[3]	Industrial	California	1964 / 2019	174	715	1	174	716	890	(103)	787	2019
West Broadway[3]	Industrial	California	1976 / 2019	289	1,185	2	289	1,187	1,476	(171)	1,305	2019
3253 Needles Highway[3]	Industrial	California	2018 / 2019	949	3,900	8	949	3,908	4,857	(563)	4,294	2019
3241 & 3247 Needles Highway[3]	Industrial	California	2020 / 2020	1,981	8,138	16	1,981	8,154	10,135	(1,177)	8,958	2019
Sacramento	Industrial	California	1990 / 2019	1,376	5,321	6,033	1,376	11,354	12,730	(2,055)	10,675	2019
Steele Street	Industrial	Colorado	1967 / 1978 / 2018	2,101	9,176	—	2,101	9,176	11,277	(1,854)	9,423	2018
Washington Street	Industrial	Colorado	1975 / 2017	4,309	4,988	—	4,309	4,988	9,297	(404)	8,893	2021
West Barberry Place	Industrial	Colorado	1971 / 2012	389	2,478	—	389	2,478	2,867	(193)	2,674	2021
Hamilton Road	Industrial	Florida	1982 / 2021	2,186	17,371	36,340	2,186	53,711	55,897	(5,305)	50,592	2020
West Lake Drive	Industrial	Florida	2014 / 2021	1,071	34,249	16,007	1,071	50,256	51,327	(7,520)	43,807	2020
NW Highway 441	Industrial	Florida	1981 / 2021	752	23,064	17,782	752	40,846	41,598	(4,428)	37,170	2021
Ben Bostic Road	Industrial	Florida	2019 / 2020	274	16,729	—	274	16,729	17,003	(2,740)	14,263	2019
33rd Street & 36th Avenue	Industrial	Florida	1991 / (2)	2,080	12,876	12,362	2,080	25,238	27,318	(253)	27,065	2024
East Mazon Avenue	Industrial	Illinois	1992 / 2020	201	17,807	10,008	201	27,815	28,016	(5,147)	22,869	2019
Revolution Road	Industrial	Illinois	2015 / 2020	563	18,457	51,538	563	69,995	70,558	(12,270)	58,288	2018
East 4th Street	Industrial	Illinois	2015 / 2020	739	8,284	40,998	739	49,282	50,021	(7,634)	42,387	2020
Industrial Drive	Industrial	Illinois	1984 / 2020	350	10,191	29,446	350	39,637	39,987	(6,858)	33,129	2019
S US Highway 45 52	Industrial	Illinois	2015 / 2019	268	11,840	13,279	268	25,119	25,387	(4,207)	21,180	2019
Centerpoint Way	Industrial	Illinois	2016 / 2019	2,947	17,761	254	2,947	18,015	20,962	(2,938)	18,024	2019
Adams Street	Industrial	Illinois	2024	6,518	—	65,316	6,518	65,316	71,834	(4,222)	67,612	2021
South Street	Industrial	Maryland	1980 / 2021	1,861	14,775	12,858	1,861	27,633	29,494	(3,095)	26,399	2021
Alaking Court	Industrial	Maryland	2017 / 2017	2,785	8,410	22,765	2,785	31,175	33,960	(7,005)	26,955	2017
560 Western Maryland Parkway	Industrial	Maryland	1996 / 2021	1,849	23,441	—	1,849	23,441	25,290	(1,587)	23,703	2022
108 Western Maryland Parkway	Industrial	Maryland	1976 / 2024	729	4,910	—	729	4,910	5,639	(29)	5,610	2024
Hopping Brook Road	Industrial	Massachusetts	2020 / 2020	3,030	—	27,512	3,030	27,512	30,542	(3,942)	26,600	2018
Chestnut Hill Avenue	Industrial	Massachusetts	1938 / 2021	2,202	24,568	36,965	2,202	61,533	63,735	(8,119)	55,616	2020
Worcester Road	Industrial	Massachusetts	1973 / 2022	4,063	16,462	1,000	4,063	17,462	21,525	(967)	20,558	2022
Canal Street/7 North Bridge Street	Industrial	Massachusetts	1890 / 2021	694	2,831	40,035	694	42,866	43,560	(8,023)	35,537	2019
Palmer Road	Industrial	Massachusetts	1980 / 2018	1,059	11,717	6,977	1,059	18,694	19,753	(3,163)	16,590	2018
East Main Street	Industrial	Massachusetts	1991 / 2019	2,316	13,194	—	2,316	13,194	15,510	(1,508)	14,002	2020
Curran Highway	Industrial	Massachusetts	1978 / 2021	2,082	1,026	23,685	2,082	24,711	26,793	(2,425)	24,368	2021
Hoover Road	Industrial	Michigan	1940 / 2020 / 2021	1,237	17,791	64,484	1,237	82,275	83,512	(10,233)	73,279	2019

East Hazel Street	Industrial	Michigan	1929 / 2021	409	4,360	19,297	409	23,657	24,066	(3,419)	20,647	2019
Oliver Drive	Industrial	Michigan	1930 / 1972 / 2021	1,385	3,631	26,755	1,385	30,386	31,771	(4,005)	27,766	2020
Davis Highway	Industrial	Michigan	1999 / 2024	1,907	13,647	56,278	1,907	69,925	71,832	(1,386)	70,446	2021
Harvest Park	Industrial	Michigan	2018 / 2021	1,933	3,559	12,096	1,933	15,655	17,588	(3,117)	14,471	2018
Executive Drive	Industrial	Michigan	1960 / 2020	389	6,489	3,140	389	9,629	10,018	(1,771)	8,247	2019
77th Street Northeast	Industrial	Minnesota	2015 / 2017 / 2019	427	2,644	6,618	427	9,262	9,689	(1,953)	7,736	2017
Industrial Drive	Industrial	Missouri	2022	753	787	26,717	753	27,504	28,257	(2,291)	25,966	2021
East Cheyenne Avenue	Industrial	Nevada	1984 / 2020	1,088	2,768	5,771	1,088	8,539	9,627	(1,589)	8,038	2019
Munsonhurst Road	Industrial	New Jersey	1956 / 2022	4,987	30,421	19,648	4,987	50,069	55,056	(4,139)	50,917	2022
South Route 73	Industrial	New Jersey	1995 / 2020	702	4,857	29,511	702	34,368	35,070	(6,089)	28,981	2020
North West Blvd	Industrial	New Jersey	1962 / 2020	222	10,046	1,580	222	11,626	11,848	(1,593)	10,255	2020
Hudson Crossing Drive	Industrial	New York	2016 / (2)	7,600	22,475	101,060	7,600	123,535	131,135	(11,102)	120,033	2016
County Route 117	Industrial	New York	1970 / 2024	1,593	3,157	76,751	1,593	79,908	81,501	(6,511)	74,990	2017
98th Ave South	Industrial	North Dakota	2018 / 2020	191	9,743	2,272	191	12,015	12,206	(2,000)	10,206	2019
Hunts Landing Road	Industrial	Ohio	2019 / 2019	712	—	19,309	712	19,309	20,021	(2,637)	17,384	2019
Jason Street	Industrial	Ohio	1937 / 2020	239	2,688	29,250	239	31,938	32,177	(4,354)	27,823	2020
Springs Way	Industrial	Ohio	2018 / 2020	235	10,377	2,972	235	13,349	13,584	(1,903)	11,681	2020
East Tallmadge Ave.	Industrial	Ohio	1954 / 1986 / 2020	22	1,014	2,501	22	3,515	3,537	(720)	2,817	2019
Boltonfield Street	Industrial	Ohio	2023 / (2)	1,253	18,876	25,278	1,253	44,154	45,407	(1,918)	43,489	2023
Scott Technology Park	Industrial	Pennsylvania	2020 / 2020	954	—	27,070	954	27,070	28,024	(3,106)	24,918	2019
New Beaver Avenue	Industrial	Pennsylvania	1976 / 2021	6,979	34,781	26,107	6,979	60,888	67,867	(6,736)	61,131	2021
East Market Street	Industrial	Pennsylvania	1927 / 2017	1,435	19,098	74,306	1,435	93,404	94,839	(13,869)	80,970	2019
Wayne Avenue	Industrial	Pennsylvania	1980 / 2024	1,228	13,080	47,359	1,228	60,439	61,667	(8,276)	53,391	2019
Horton Drive	Industrial	Pennsylvania	1988 / 2020	1,353	11,854	29,745	1,353	41,599	42,952	(5,835)	37,117	2019
Industrial Street	Industrial	Pennsylvania	1930 / 2020	941	7,941	16,712	941	24,653	25,594	(3,348)	22,246	2020
Rosanna Avenue	Industrial	Pennsylvania	1959 / 2020	3,540	5,603	36,671	3,540	42,274	45,814	(6,870)	38,944	2018
Susquehanna Street	Industrial	Pennsylvania	1968 / 2017	1,318	13,708	—	1,318	13,708	15,026	(702)	14,324	2023
FM 969	Industrial	Texas	(2)	—	11,157	9,758	—	20,915	20,915	(1,104)	19,811	2022
Decatur Street	Industrial	Virginia	2019 / 2020	231	11,582	7,936	231	19,518	19,749	(4,065)	15,684	2020
Lathrop Industrial Drive SW	Industrial	Washington	1997 / 2015	1,826	15,684	—	1,826	15,684	17,510	(1,998)	15,512	2020
East Glendale Avenue	Retail	Arizona	2019 / 2019	1,216	811	501	1,216	1,312	2,528	(284)	2,244	2019
Dahlia Street	Retail	Colorado	2019 / 2019	179	2,132	—	179	2,132	2,311	(260)	2,051	2020
East Colfax Avenue	Retail	Colorado	1998 / 2020	244	307	916	244	1,223	1,467	(116)	1,351	2021
North 2nd Street	Retail	Colorado	1973 / 2020	140	258	810	140	1,068	1,208	(95)	1,113	2021
West Railroad Avenue	Retail	Colorado	1977 / 2020	149	618	168	149	786	935	(92)	843	2021
Southgate Pl	Retail	Colorado	1998 / 2019	367	645	54	367	699	1,066	(95)	971	2020
Wewatta Street	Retail	Colorado	2015 / 2018	4,036	2,417	—	4,036	2,417	6,453	(192)	6,261	2021
Southgate Place	Retail	Colorado	2018 / 2018	942	3,314	—	942	3,314	4,256	(289)	3,967	2021
South Peoria Court	Retail	Colorado	1979 / 2016	938	2,770	—	938	2,770	3,708	(241)	3,467	2021
Highway 6 & 24	Retail	Colorado	1960 / 2019	892	1,996	—	892	1,996	2,888	(173)	2,715	2021
North College Avenue	Retail	Colorado	1952 / 2017	527	2,952	—	527	2,952	3,479	(232)	3,247	2021
East Quincy Avenue	Retail	Colorado	2018 / 2018	659	2,493	—	659	2,493	3,152	(207)	2,945	2021
East Montview Boulevard	Retail	Colorado	1952 / 2019	256	1,490	—	256	1,490	1,746	(119)	1,627	2021
South Federal Blvd	Retail	Colorado	1980 / 2017	193	1,361	—	193	1,361	1,554	(106)	1,448	2021
Santa Fe Trail	Retail	Colorado	1948 / 2000	232	1,110	—	232	1,110	1,342	(95)	1,247	2021
Water Street	Retail	Colorado	1930 / 2013	319	945	—	319	945	1,264	(84)	1,180	2021
Gregory Street	Retail	Colorado	1875 / 2014	101	1,058	—	101	1,058	1,159	(80)	1,079	2021
West 20th Avenue	Retail	Colorado	1970 / 2014	289	666	—	289	666	955	(57)	898	2021
South Federal Blvd.	Retail	Colorado	1941 / 2018	461	319	—	461	319	780	(30)	750	2021
West 6th Street	Retail	Colorado	2019 / 2019	60	272	—	60	272	332	(27)	305	2021
Elm Avenue	Retail	Colorado	1962 / 2020	21	311	—	21	311	332	(33)	299	2021
Bent Avenue North	Retail	Colorado	2019 / 2019	49	284	—	49	284	333	(28)	305	2021
Coolidge Rd	Retail	Michigan	2019 / 2019	1,635	—	1,727	1,635	1,727	3,362	(281)	3,081	2019
South Cedar Street	Retail	Michigan	1957 / 2019	282	1,951	—	282	1,951	2,233	(354)	1,879	2019
West Pierson Road	Retail	Michigan	1975 / 2019	122	2,065	—	122	2,065	2,187	(372)	1,815	2019
Wilder Road	Retail	Michigan	1988 / 2019	49	1,696	—	49	1,696	1,745	(308)	1,437	2019
East Front Street	Retail[6]	Michigan	1992 / 2019	449	827	—	449	827	1,276	(150)	1,126	2019

South Mason Drive	Retail	Michigan	1970 / 2019	25	973	—	25	973	998	(176)	822	2019
N Delsea Dr	Retail	New Jersey	1974 / 2020	244	1,928	—	244	1,928	2,172	(215)	1,957	2020
24th Street East	Retail	North Dakota	2019 / 2019	348	1,368	—	348	1,368	1,716	(125)	1,591	2021
Highway 2 East	Retail	North Dakota	1976 / 2019	120	1,225	—	120	1,225	1,345	(116)	1,229	2021
Main Street	Retail	Pennsylvania	1980 / 2019	57	840	—	57	840	897	(64)	833	2021
South 17th Street	Retail	Pennsylvania	2021 / 2021	553	2,000	—	553	2,000	2,553	(140)	2,413	2022
Grape Street	Industrial/Retail	Colorado	1982 / 2018	1,380	5,786	—	1,380	5,786	7,166	(459)	6,707	2021
US 50 Business and Baxter Road	Industrial/Retail	Colorado	1929 / 2019	119	1,652	—	119	1,652	1,771	(158)	1,613	2021
South Fox Street	Industrial/Retail	Colorado	1965 / 2014	297	829	—	297	829	1,126	(66)	1,060	2021
West Street	Industrial/Retail	Massachusetts	1880 / 2021	650	7,119	19,781	650	26,900	27,550	(3,316)	24,234	2020
Mozzone Boulevard	Industrial/Retail	Massachusetts	1975 / 2019	1,626	38,406	—	1,626	38,406	40,032	(2,774)	37,258	2022
Stephenson Highway	Industrial/Retail	Michigan	2021 / 2021	6,211	—	22,304	6,211	22,304	28,515	(2,397)	26,118	2020
Hoover Road	Industrial/Retail	Michigan	1951 / 2021	700	9,557	6,988	700	16,545	17,245	(1,789)	15,456	2021
Leah Avenue[5]	Industrial/Retail	Texas	(2)	2,222	1,195	4,536	2,222	5,731	7,953	—	7,953	2021
Total				$ 146,772	$ 898,030	$ 1,395,170	$ 146,772	$ 2,293,200	$ 2,439,972	$ (271,190)	$ 2,168,782	

(1) "Industrial" reflects facilities utilized or expected to be utilized for regulated cannabis cultivation, processing and/or distribution activities, which can consist of industrial and/or greenhouse space.
(2) As of December 31, 2024, all or a portion of the property was under development or redevelopment.
(3) These four properties were sold in March 2023 but the transaction did not qualify for recognition as a completed sale under GAAP. As such, the properties remain on the consolidated balance sheets. Refer to Note 6 "Investments in Real Estate" for more information.
(4) As of December 31, 2024, we are evaluating alternative non-cannabis uses for the properties, due in part to changes in the zoning of the properties that no longer allow for regulated cannabis cultivation and processing.
(5) As of December 31, 2024, these properties were vacant and excluded from our operating portfolio.
(6) As of December 31, 2024, these properties were leased to non-cannabis tenants.
(7) Building and improvements balance includes Construction in progress.

As of December 31, 2024, the aggregate gross cost of the properties included above for federal income tax purposes was $2.5 billion, which excludes the four properties that were sold in March 2023 that did not qualify for recognition as a completed sale under GAAP but is recognized as a sale for tax purposes.

A reconciliation of historical cost and related accumulated depreciation is as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Investment in real estate, at cost:			
Balance at beginning of year	$ 2,368,515	$ 2,204,687	$ 1,722,104
Purchases of investments in real estate	18,666	35,155	149,317
Additions and improvements, net[1]	66,790	128,673	355,633
Sale of real estate investments	(13,999)	—	(22,367)
Balance at end of year	$ 2,439,972	$ 2,368,515	$ 2,204,687
Accumulated Depreciation:			
Balance at beginning of year	$ (202,692)	$ (138,405)	$ (81,938)
Depreciation expense	(69,842)	(64,287)	(58,935)
Sale of real estate investments	1,344	—	2,468
Balance at end of year	$ (271,190)	$ (202,692)	$ (138,405)

(1) During the year ended December 31, 2024, a $3.2 million acquisition of real estate which previously did not satisfy the requirements for sale-leaseback accounting was reclassified to real estate held for investment as the requirements for sale-leaseback accounting were satisfied.